   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       WILSONS THE LEATHER EXPERTS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

       MINNESOTA                     5651                  41-1839933
    (STATE OR OTHER           (PRIMARY STANDARD         (I.R.S. EMPLOYER
    JURISDICTION OF               INDUSTRIAL          IDENTIFICATION NO.)
    INCORPORATION OR         CLASSIFICATION CODE
     ORGANIZATION)                 NUMBER)

                            7401 BOONE AVENUE NORTH
                        BROOKLYN PARK, MINNESOTA 55428
                                (612) 391-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                DAVID L. ROGERS
                                   PRESIDENT
                       WILSONS THE LEATHER EXPERTS INC.
                            7401 BOONE AVENUE NORTH
                        BROOKLYN PARK, MINNESOTA 55428
                                (612) 391-4000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         KRIS SHARPE, ESQ.                HOWARD L. SHECTER, ESQ.
        FAEGRE & BENSON LLP             MORGAN, LEWIS & BOCKIUS LLP
        2200 NORWEST CENTER                   101 PARK AVENUE
      90 SOUTH SEVENTH STREET             NEW YORK, NEW YORK 10178
    MINNEAPOLIS, MINNESOTA 55402

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
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
 TITLE OF EACH CLASS OF                       PROPOSED MAXIMUM    PROPOSED MAXIMUM
    SECURITIES TO BE        AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING       AMOUNT OF
       REGISTERED          REGISTERED (1)         SHARE (2)           PRICE (2)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................   3,450,000 Shares         $14.00            $48,300,000           $16,656
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 450,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED OCTOBER 11, 1996

                                3,000,000 SHARES


               [LOGO FOR WILSONS LEATHER EXPERTS APPEARS HERE]

                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby (the "Shares") are being sold by Wilsons The Leather Experts Inc. (the "Company" or "Wilsons"). It is anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial offering price.

  Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "WLSN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNT (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share...................................   $           $           $
Total (3)................................... $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the offering payable by the Company estimated at $670,000.
(3) The Underwriters have been granted an option by the Company, exercisable within 30 days of the date hereof, to purchase up to 450,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $         ,
    $          and $         , respectively. See "Underwriting."

                                  -----------

  The Shares are offered severally by the Underwriters, when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the Shares will be
made against payment on or about        , 1996 at the offices of Oppenheimer &
Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                                  -----------

OPPENHEIMER & CO., INC.

                   LADENBURG, THALMANN & CO. INC.

                                                              PIPER JAFFRAY INC.

                 The date of this Prospectus is        , 1996.

                                Color pictures.



  Wilsons The Leather Experts(TM), Tannery West(R), Georgetown Leather Design(R), Berman Buckskin(TM), Adventure Bound(R), Maxima(R), Open Road(TM) and M. Julian(R) are trademarks of the Company. Other brand names or trademarks appearing in this Prospectus (Guess?(R), Jones New York(R), Kenneth Cole(R), Andrew Marc(R) and Bosca(R)) are the property of their respective holders.

  The Company intends to furnish to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for each of the first three quarters of each fiscal year of the Company.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements (including the notes thereto) and pro forma financial information appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to the "Company" or "Wilsons" mean Wilsons The Leather Experts Inc. and its subsidiaries, including the Predecessor Companies, and all references to the "Predecessor Companies" mean Wilsons Center, Inc., Rosedale Wilsons, Inc. and their subsidiaries prior to the acquisition of such companies by the Company from Melville Corporation ("Melville") on May 25, 1996 (the "Acquisition").

                                  THE COMPANY

  Wilsons is the leading specialty retailer of men's and women's leather outerwear, apparel and accessories in the United States. In 1995, the Company had net sales of $462.4 million, representing a management-estimated 18.0% share of the $2.0 billion U.S. retail leather apparel market and a management-estimated 2.7% share of the $3.9 billion U.S. retail leather accessories market. As of October 5, 1996, the Company operated 476 stores. In addition, the Company operates a significant number of holiday stores and seasonal kiosks during its peak selling season, which for 1996 will total approximately 375 locations.

  Wilsons operates in 45 states, the District of Columbia and England under several formats including "Wilsons The Leather Experts," the Company's traditional mall-based concept which offers moderately priced merchandise, and "Tannery West" and "Georgetown Leather Design," mall-based concepts which offer more upscale merchandise. In addition to the traditional mall-based stores, as of October 5, 1996 Wilsons also operated nine airport stores that focus on selling accessories, such as gloves, handbags, wallets, briefcases, planners and computer cases, to business travelers and tourists, and eight outlet stores located primarily in outlet malls that focus on the off-price sale of clearance merchandise.

  Unlike many retailers, Wilsons designs, purchases leather for, and contracts for the manufacturing of most of the apparel and accessories sold in its stores. This vertical integration enables the Company to reduce its order lead times, respond more quickly to changing consumer preferences and fashion trends, and offer its customers a better value through consistently high quality products at competitive prices.

  On May 25, 1996, an investor group, including management, acquired the Predecessor Companies from Melville. As part of a program to enhance the Company's profitability, between January 1, 1995 and May 25, 1996, management closed 156 stores that had not achieved financial return targets, wrote off an amount of goodwill and certain other non-productive assets and recorded certain related lease obligations. Such store closings and charges are referred to herein as the "Restructuring." As a part of the Restructuring, in 1995 the Company recorded a restructuring charge of $134.3 million related to store closings and the write-off of goodwill and other intangibles, and an asset impairment charge of $47.9 million related to the write-off of certain assets upon the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121").

  Upon completion of the Offering and its transition to an independent public company, Wilsons believes that it will have the capital resources and management information systems to implement its long-term growth strategy, which emphasizes the types of stores and products that offer greater growth opportunities and higher profit margins in both existing and new distribution channels. Specifically, this long-term growth strategy calls for annual openings of approximately six to 15 traditional stores, two larger-sized mall stores and 12 to 15 airport stores commencing in 1997. In addition, the Company plans to increase the number of its holiday stores and seasonal kiosks by approximately 50 locations each per year, to commence operation of accessory-only stores, to increase the number of stores in military base post exchanges ("PXs") and leased department store units, and to open additional stores outside of the United States.

  The Company was incorporated as a Minnesota corporation in 1996. The Company's principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428 and its telephone number is (612) 391-4000.

                                  THE OFFERING

Common Stock offered...................... 3,000,000 shares
Common Stock outstanding after the
 Offering................................. 12,000,000 shares(1)(2)
Use of proceeds........................... The net proceeds will be used to reduce outstanding indebtedness
                                           under the Company's revolving credit
                                           facility, which will enable the
                                           Company to use future cash flow from
                                           operations and other financial
                                           resources for working capital and
                                           anticipated capital expenditures,
                                           including expenditures for new
                                           stores. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.... WLSN

--------
(1) Includes 1,350,000 shares of Common Stock issuable upon exercise of a warrant issued to Melville, with an exercise price of $.60 per share (the "Melville Warrant"); excludes (i) 195,480 shares of Common Stock issuable upon the exercise of outstanding stock options, with an exercise price of $4.44 per share, and 804,520 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the "1996 Option Plan"), and (ii) 300,000 shares of Common Stock issuable upon exercise of certain warrants issuable upon consummation of the Offering. See "Management," "Certain Transactions," "Description of Capital Stock" and "Underwriting."
(2) Includes 1,080,000 shares of Common Stock purchased by management as part of the Acquisition that are subject to vesting upon the occurrence of certain events (the "Restricted Stock"). To the extent that any such shares of Restricted Stock do not vest by April 30, 2001, such shares will be repurchased by the Company at a price of $.60 per share (the original purchase price paid by management for such shares), and will no longer be outstanding. Melville holds a second warrant (the "Manager Warrant") that will become exercisable commencing April 30, 2001, at $.60 per share, for the same number of shares of Common Stock that do not vest. See "Management," "Certain Transactions" and "Description of Capital Stock."

                                ----------------

  Except as set forth in the consolidated financial statements or as otherwise indicated herein, the information contained in this Prospectus (i) reflects the conversion, upon completion of the Offering, of all of the Company's issued and outstanding Class A Common Stock, Class B Common Stock and Class C Common Stock (together, the "Class Stock") and all of the Class Stock to be issued and outstanding upon exercise of the Melville Warrant and the Manager Warrant and options under the Company's 1996 Stock Option Plan into a single class of common stock of the Company, par value $.01 per share (the "Common Stock"),
(ii) reflects a 0.9-for-one reverse split of the Company's Common Stock effected October 11, 1996, and (iii) assumes the Underwriters do not exercise their over-allotment option.

  When information herein is said to be on a "pro forma" basis, such information gives effect to the Restructuring and the Acquisition accounted for under the purchase method of accounting, as if such events had occurred on January 1, 1995. See "Pro Forma Unaudited Consolidated Statements of Operations." The fiscal year of the Predecessor Companies prior to the Acquisition was the year ended on December 31. In July 1996, the Company changed the end of its fiscal year to the Saturday which is twenty-six weeks after the Saturday closest to January 31, which for 1996 was August 3, 1996. In conformity with the general practice in the retail industry, the Company intends to change the end of its fiscal year to the Saturday which is closest to January 31, which will be February 1, 1997. As a result of the Acquisition, certain financial information for the five months ended May 27, 1995 and May 25, 1996 and for the period from inception (May 26, 1996) to August 3, 1996 is presented in this Prospectus.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA (IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS AND STORE DATA)

                                                                   PRO        PREDECESSOR
                                PREDECESSOR COMPANIES            FORMA(1)      COMPANIES        COMPANY
                         ------------------------------------  ------------ ----------------  -----------
                                                                                              PERIOD FROM
                                                                              FIVE MONTHS      INCEPTION
                              YEARS ENDED DECEMBER 31,                           ENDED         (MAY 26,
                         ------------------------------------   YEAR ENDED  ----------------   1996) TO
                                                               DECEMBER 31, MAY 27,  MAY 25,   AUGUST 3,
                          1991   1992   1993   1994    1995        1995      1995     1996       1996
                         ------ ------ ------ ------  -------  ------------ -------  -------  -----------
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $456.7 $509.2 $478.5 $474.6  $ 462.4   $   409.7   $124.7   $109.6    $    28.5
Gross profit............  222.0  243.0  227.2  221.0    220.6       195.2     55.6     49.7         12.8
Selling, general and
 administrative
 expenses...............  160.0  178.2  189.3  206.0    190.1       163.7     76.7     61.1         24.3
                         ------ ------ ------ ------  -------   ---------   ------   ------    ---------
Income (loss) from
 operations before
 depreciation,
 amortization and
 restructuring charges..   62.0   64.8   37.9   15.0     30.5        31.5    (21.1)   (11.4)       (11.5)
Depreciation and
 amortization...........   14.8   17.4   20.7   22.3     21.4          .1      9.0      4.7          --
Restructuring and asset
 impairment charges.....    --     --     --     --     182.2         --       --       --           --
                         ------ ------ ------ ------  -------   ---------   ------   ------    ---------
Income (loss) from
 operations.............   47.2   47.4   17.2   (7.3)  (173.1)       31.4    (30.1)   (16.1)       (11.5)
Interest expense, net...    9.4    6.9    5.1    8.4     10.4         7.6      3.4      1.6          1.2
                         ------ ------ ------ ------  -------   ---------   ------   ------    ---------
Income (loss) before
 income taxes...........   37.8   40.5   12.1  (15.7)  (183.5)       23.8    (33.5)   (17.7)       (12.7)
Income tax provision
 (benefit)..............   16.5   17.0    7.0   (3.1)   (10.1)        9.5     (5.5)    (6.6)        (4.6)
                         ------ ------ ------ ------  -------   ---------   ------   ------    ---------
Net income (loss)....... $ 21.3 $ 23.5 $  5.1 $(12.6) $(173.4)       14.3   $(28.0)  $(11.1)        (8.1)
                         ====== ====== ====== ======  =======               ======   ======
Less preferred stock dividends..............................          (.6)                           --
                                                                ---------                      ---------
Net income (loss) attributable to common shareholders.......    $    13.7                      $    (8.1)
                                                                =========                      =========
Net income (loss) per common share..........................    $    1.51                      $    (.89)
                                                                =========                      =========
Weighted average common shares outstanding..................    9,066,410                      9,066,410
                                                                =========                      =========


                           PREDECESSOR COMPANIES            PRO FORMA(1) PREDECESSOR COMPANIES
                         --------------------------------   ------------ ------------------------
                         YEARS ENDED DECEMBER 31,                          FIVE MONTHS ENDED
                         --------------------------------    YEAR ENDED  ------------------------
                                                            DECEMBER 31,  MAY 27,       MAY 25,
                         1991   1992  1993    1994   1995       1995        1995          1996
                         ----   ----  -----   ----   ----   ------------ ----------    ----------
STORE DATA:
Traditional stores:
 Open at end of period..  552    583    631    628    548        477              567           480
 Net sales per square
  foot for stores open
  entire period......... $407   $416   $356   $341   $374       $391              $92           $98
 Change in comparable
  store sales(2)........ (3.1)%  2.1% (13.8)% (5.1)% (1.5)%     (1.2)%            4.4%          3.9%
Seasonal stores at end
 of period..............    0     32     80    135    227        227                0             0

                                                             COMPANY
                                                 -------------------------------
                                                         AUGUST 3, 1996
                                                 -------------------------------
                                                        AS ADJUSTED  AS FURTHER
                                                        FOR WARRANT ADJUSTED FOR
                                                 ACTUAL EXERCISE(3) OFFERING(4)
                                                 ------ ----------- ------------
BALANCE SHEET DATA:
Working capital................................. $ 51.7    $52.5       $88.1
Total assets....................................  103.7    104.5       140.1
Total long-term debt............................   55.8     55.8        55.8
Total liabilities...............................   99.8     99.8        99.8
Shareholders' equity............................    3.9      4.7        40.3

-------
(1) The unaudited pro forma data give effect to the Restructuring and the Acquisition accounted for under the purchase method of accounting, as if such events had occurred on January 1, 1995. See "Pro Forma Unaudited Consolidated Statements of Operations."

(2) Comparable store sales means sales generated by stores open at least one full year.
(3) As adjusted to give effect to the exercise of the Melville Warrant for 1,350,000 shares of Common Stock, at its exercise price of $.60 per share.
(4) As further adjusted to give effect to the sale by the Company of 3,000,000 shares of Common Stock assuming an initial public offering price of $13.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Business Strategy," "--Growth Strategy," "--Vertically Integrated Operations," "--Store Formats," "--Marketing and Advertising," "--Distribution" and "-- Management Information Systems," as well as in the Prospectus generally. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus concerning the Company and its business, before purchasing the shares of Common Stock offered hereby.

FASHION TRENDS AND CHANGING CONSUMER PREFERENCES

  The Company's sales and profitability depend upon the continued demand by its customers for leather apparel and accessories. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of leather to the Company's customers. When leather apparel is not generally in fashion (as was the case in the early 1990s), the Company's results of operations are adversely affected. There can be no assurance that the demand for leather apparel or accessories will not decline or that the Company will be able to anticipate, gauge and respond to changes in fashion trends. If demand for leather apparel and accessories were to decline or if the Company were to misjudge fashion trends, the Company's business, financial condition and results of operations could be materially adversely affected.

ECONOMIC CONDITIONS

  Wilsons' financial performance is also sensitive to changes in overall economic conditions, which have an impact on consumer spending trends. Wilsons' stores are located primarily in enclosed regional malls. Consequently, the ability of Wilsons to sustain its level of sales is dependent in part on a high volume of mall traffic. Mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor department stores or changes in consumer preferences, all of which are beyond the Company's control. Shifts in consumer discretionary spending to other products or a general reduction in the level of such spending could also adversely affect the Company. There can be no assurance that the foregoing factors will not adversely affect the Company's business, financial condition and results of operations in the future.

SEASONALITY

  A significant portion of the Company's sales (56.1% for the year ended December 31, 1995) is generated in the period from October through December, which includes the Christmas selling season. For 1995, 37.3% of the Company's sales were generated during the period from the day after Thanksgiving through December 31. Net sales are generally lower during the period from April through July. The Company typically does not become profitable, if at all, until the fourth calendar quarter of a given year. As a result, the Company's annual results of operations have been, and will continue to be, heavily dependent on the results of operations during October through December. Due to the seasonality of the business, misjudgments in fashion trends or unseasonably warm or severe weather during the Company's peak selling season in a given year could have an adverse impact on the Company's sales for the year. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the net sales contributed by seasonal stores, merchandise mix and the timing and level of markdowns and promotions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Inflation."

LEVERAGE; CAPITAL REQUIREMENTS; RESTRICTIONS IMPOSED BY LENDERS

  As of October 5, 1996, the Company's total debt was $97.0 million, consisting of $39.3 million of borrowings under the Company's $150 million revolving credit facility (the "Revolving Credit Facility") with

General Electric Capital Corporation ("GE Capital") and a syndicate of banks (together with GE Capital, the "Banks"), the $55.8 million Note to Melville, described below, and $1.9 million of accrued interest. At October 5, 1996 the Company also had $48.6 million of outstanding letters of credit.

  The Company typically finances its operations through internally generated cash flow and seasonal borrowings. Due to the seasonality of the Company's business, the Company has substantially greater needs for borrowings and letters of credit from July through November. The Company currently plans to fund a substantial portion of its working capital and letter of credit needs during future periods through the Revolving Credit Facility, and, as a result, the Company is highly dependent on the Revolving Credit Facility. In addition, the ability of the Company to meet its debt service obligations and borrow under the Revolving Credit Facility will be dependent upon the future performance of the Company, which is subject to general economic conditions, and to financial, competitive, business and other factors, including factors beyond the Company's control. The level of the Company's indebtedness could restrict its ability to grow and respond to changing business and economic conditions. If the Company at any time is unable to satisfy its working capital needs or generate sufficient cash flow from operations to service its debt, it may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. There can be no assurance that the Company will be able to effect such a refinancing or obtain such additional financing, or obtain such financing on terms acceptable to the Company. The inability of the Company to obtain sufficient funds for working capital or letter of credit needs would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions--Subordinated Note."

  The Revolving Credit Facility and a 10% Senior Secured Subordinated Note of the Company issued to Melville in the principal amount of $55.8 million, with principal and accrued interest, compounded annually, payable on December 31, 2000 (the "Note"), impose restrictions and limitations on the Company. In addition, the Revolving Credit Facility requires the Company to meet certain financial tests. Such restrictions and limitations affect, and in many respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, make capital expenditures (including expenditures for new stores) above specified levels ($13 million for the twelve months ending February 1, 1997), pay dividends or make other distributions to shareholders, repay indebtedness, create liens, sell assets or enter into mergers and certain other transactions above specified levels. Obligations under the Revolving Credit Facility and the Note are secured by liens on substantially all of the Company's assets other than real estate, equipment and fixtures. If the Company is unable to comply with the terms and covenants under the Revolving Credit Facility or the Note, such indebtedness could be declared immediately due and payable, which would have a material adverse effect on the Company's business, financial condition and results of operations.

DECLINE IN COMPARABLE STORE SALES; PRIOR LOSSES

  The Company's comparable store sales declines were 1.5%, 5.1% and 13.8% during 1995, 1994 and 1993, respectively. The Company believes that the declines from 1993 through 1995 were primarily attributable to an industry-wide decline in sales of retail leather apparel, and outerwear in general, and due in part to a shift in consumer discretionary spending away from apparel. An inability to generate comparable store sales increases in the future would adversely affect the Company's business, financial condition and results of operations.

  As part of the Restructuring, the Company incurred non-recurring restructuring and asset impairment charges aggregating $182.2 million in the fourth quarter of 1995, which resulted in a net loss of $173.4 million for the year. Due in large part to decreases in comparable store sales and gross profit margins and an increase in operating expenses associated with opening 40 new stores and acquiring 31 Georgetown Leather stores in 1993, the Company incurred a net loss of $12.6 million in 1994. There can be no assurance that the Company will not incur losses in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED OPERATING HISTORY AS A STAND-ALONE COMPANY

  The Predecessor Companies were owned and controlled by Melville through May 25, 1996. Certain administrative functions, including treasury, tax, external financial reporting, real estate, legal, risk management and employee benefits administration, were performed by Melville prior to the Acquisition. In addition, as a subsidiary of Melville, the Company received preferential borrowing and letter of credit rates under credit facilities obtained by Melville. Accordingly, operation of Wilsons as an independent company may involve certain additional risks, including risks associated with managing such functions independently for the first time, the risk of increased general, administrative and borrowing costs and the risk of increased costs and difficulties in securing store locations and negotiating store leases without guarantees by Melville or an affiliate of Melville. There can be no assurance that such costs will not materially exceed historical levels or that other unforeseen costs or difficulties in entering into leases will not arise following the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF FOREIGN CONTRACT MANUFACTURING AND IMPORTING

  The Company imports most of its products from independent foreign contract manufacturers located primarily in the Far East. Many of the Company's domestic vendors import a substantial portion of their merchandise from abroad. Risks inherent in foreign sourcing include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes, trade and foreign tax laws, fluctuations in currency exchange rates, and the possibility of boycotts or other actions prompted by domestic concerns regarding foreign labor practices or other conditions beyond the Company's control. In 1995, Wilsons sourced more than 60% of its leather apparel from contract manufacturers located in The People's Republic of China, which currently has Most Favored Nation ("MFN") trading status with the United States. Loss of MFN status by China or by any other country from which Wilsons sources goods, or any imposition of new or additional duties, quotas or taxes, could result in significantly higher leather purchase and production costs for Wilsons and, as a result, could negatively impact profitability, sale prices or demand for leather merchandise. The Company's future performance will be subject to such factors, which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The retail leather apparel and accessories industry is highly competitive. Wilsons competes with a broad range of other retailers, including other specialty leather apparel and accessories stores, department stores, mass merchandisers and discounters, some of which have greater financial and other resources than Wilsons. Increased competition may reduce sales and gross margins, increase operating expenses and decrease profit margins. Management believes that the principal bases upon which Wilsons competes are selection, price, style, quality, store location and service. There can be no assurance that the Company will be able to compete successfully in the future. The inability of Wilsons to compete effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

RISKS ASSOCIATED WITH FUTURE GROWTH

  The Company's growth prospects are dependent upon a number of factors, including, among other things, economic conditions, establishment and growth of new selling channels, competition, growth in the leather apparel and accessories market, the retail environment in general, financing and working capital needs, the ability of the Company to negotiate store leases on favorable terms, the availability of suitable new store locations, the ability to develop new merchandise and the ability to hire and train qualified sales associates. There can be no assurance that the Company will be able to effectively realize its plans for future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

PRICE AND AVAILABILITY OF RAW MATERIAL

  Leather comprises approximately two-thirds of the garment cost of leather apparel. As a result, the Company's gross margin levels are influenced by the price of leather. The supply of leather is influenced by worldwide meat consumption, and the demand for leather is influenced by the leather shoe, furniture and auto upholstery markets. The availability and price of leather may fluctuate significantly. There can be no assurance that fluctuations in the availability and price of leather or other raw materials used by the Company will not have a material adverse effect on the Company's profitability or its ability to meet the demand of the Company's customers for its merchandise.

CHARGES RELATING TO VESTING OF RESTRICTED STOCK

  In connection with the Acquisition, management purchased 1,080,000 shares of Restricted Stock. Such shares vest over five years if the Company achieves specified earnings targets or as the Company repays the Note. See "Certain Transactions -- Restricted Stock Agreement." As the Restricted Stock vests, the Company will be required to record compensation charges equal to the difference between the fair market value of the Restricted Stock on the date the shares vest and the original purchase price of the Restricted Stock, which was $.60 per share. By way of example, if all of the Restricted Stock were to vest at a time when the fair market value of the Common Stock equaled $13.00 per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus), the Company would be required to record a non-cash, after-tax charge of approximately $13.4 million, which would not impact the Company's total shareholders' equity. The market price of the Company's Common Stock, however, could be adversely affected when the Company reports such charges, if any.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company will be highly dependent upon the efforts of Joel Waller, Chairman and Chief Executive Officer of Wilsons, David Rogers, President of Wilsons, and other members of Wilsons' senior management. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering, or that the price for the Common Stock will not decrease. The initial public offering price will be determined solely by negotiations among the Company and the Underwriters based on several factors and may not necessarily reflect the market price of the Common Stock after the Offering or the price at which the Common Stock may be sold in the public market after the Offering. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's financial performance, competitive position and other factors relating to the Company and its business, such as variations in quarterly operating results, government regulations, litigation and other factors. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. Therefore, no assurance can be given that the market price of the Common Stock will not decline substantially below the initial public offering price. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of the Company's Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. The Company will have 10,650,000 shares of Common Stock outstanding immediately following the Offering (an additional 1,350,000 shares of Common Stock will be immediately issuable upon exercise of the Melville Warrant at $.60 per share), of which the

3,000,000 shares offered hereby will be eligible for sale in the public market immediately following the Offering. The remaining 7,650,000 currently outstanding shares are held by the current shareholders of the Company, including the Company's executive officers and directors. The holders of all 7,650,000 shares of Common Stock that are currently outstanding (including the Company's executive officers and directors and the partners of Limited Partnership I (as hereinafter defined)) and Melville as the holder of the Melville Warrant and the Manager Warrant have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock or warrants to purchase shares of Common Stock without the consent of Oppenheimer & Co., Inc. for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions. The Company has also agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock (other than shares issuable upon exercise of outstanding options and warrants) for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions. Oppenheimer & Co., Inc., in its sole discretion and at any time without notice, may release all or any portion of the securities subject to such agreements not to sell. Additional shares may also become available for sale in the public market from time to time in the future. In addition, holders of all 7,650,000 shares of Common Stock that are currently outstanding, Melville as the holder of the Melville Warrant and the Manager Warrant and holders of certain warrants to purchase up to 300,000 additional shares of Common Stock, which warrants are issuable upon consummation of the Offering, have certain registration rights under the Securities Act of 1933, as amended (the "Securities Act"), with respect to their Common Stock or warrants. See "Certain Transactions--Restricted Stock Agreement," "Certain Transactions--Registration Rights Agreement," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net book value per share of their investment of $10.42 per share, assuming exercise of the Melville Warrant and an initial public offering price of $13.00 per share (the mid-point of the range of the initial public offering price on the cover page of this Prospectus). Additional dilution is likely to occur upon exercise of other outstanding warrants and stock options. See "Dilution."

DIVIDEND POLICY

  The Company has not paid any dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. The payment of dividends by the Company is subject to certain restrictions and prohibitions contained in the Revolving Credit Facility, the Note and the Company's Series A Preferred Stock (the "Series A Preferred"). Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors (the "Board" or the "Board of Directors") and will be dependent upon the Company's business, results of operations, financial condition, contractual restrictions, restrictions in the Amended and Restated Articles of Incorporation (the "Amended Articles of Incorporation") and other factors deemed relevant at the time by the Company's Board of Directors. See "Dividends."

ANTI-TAKEOVER CONSIDERATIONS; CONTROL BY CURRENT SHAREHOLDERS

  The Board of Directors has the authority, without further shareholder action, to fix the rights and preferences of any shares of the Company's preferred stock to be issued from time to time. In addition, as a Minnesota corporation, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. Both the authority of the Board with regard to the preferred stock and the provisions of the Minnesota statutes could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. See "Description of Capital Stock--Preferred Stock" and "--Anti-Takeover Provisions of the Minnesota Business Corporation Act."

  Upon completion of the Offering, the Company's directors and executive officers will beneficially own, in the aggregate, 45.6% of the Company's outstanding shares of Common Stock. If these shareholders vote together as a group, they will be able to control the business and affairs of the Company, including the election of individuals to the Company's Board of Directors, and to determine the outcome of certain actions that require shareholder approval, including the adoption of amendments to the Company's Amended Articles of Incorporation, and certain mergers, sales of assets and other business acquisitions or dispositions.

                                THE ACQUISITION

  The Company was organized to acquire all of the issued and outstanding capital stock of Wilsons Center, Inc., the holding company of the Predecessor Companies (the "Wilsons Shares"). In May 1996, the Company, which was owned by management and the investor group, acquired the Wilsons Shares for $67.8 million plus the Melville Warrant and the Manager Warrant described below in the following two-step transaction. First, Melville received (i) $2.0 million in cash, (ii) the $55.8 million Note, (iii) the Melville Warrant to purchase 1,350,000 shares of Common Stock of the Company, having an exercise price of $.60 per share, and the Manager Warrant described below, (iv) 4,320,000 shares of Common Stock, and (v) 7,405 shares of Series A Preferred. The shares of Series A Preferred are entitled to receive, when and as declared by the Company's Board of Directors after repayment in full of the Note, cumulative annual cash dividends of $80 per share from the date of issuance and have a liquidation preference of $1,000 per share plus accumulated dividends and may be redeemed by the Company for an aggregate of $7,405,000 plus accumulated dividends after repayment of the Note in full. Thereafter, Leather Investors Limited Partnership I, a Minnesota limited partnership ("Limited Partnership I"), and Leather Investors Limited Partnership II, a Minnesota limited partnership ("Limited Partnership II" and together with Limited Partnership I, the "Limited Partnerships"), for each of which Lyle Berman and Morris Goldfarb are the general partners, respectively purchased from Melville the 4,320,000 shares of Common Stock and the 7,405 shares of Series A Preferred for an aggregate consideration of $10.0 million. Upon completion of the Offering, the Limited Partnerships will automatically dissolve, and the shares of Common Stock and Series A Preferred held by them will be distributed to their partners based on their respective interests in the Limited Partnerships. See "Certain Transactions" and "Description of Capital Stock."

  As part of the Acquisition, management purchased 1,080,000 shares of Restricted Stock. To the extent that any such shares of Restricted Stock do not vest by April 30, 2001, such shares will be repurchased by the Company at a price of $.60 per share and will no longer be outstanding. Melville holds the Manager Warrant that will become exercisable commencing April 30, 2001, at $.60 per share, for the same number of shares of Common Stock that do not vest. See "Management," "Certain Transactions" and "Description of Capital Stock."

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

  The following pro forma unaudited consolidated financial information consists of Pro Forma Unaudited Consolidated Statements of Operations for the year ended December 31, 1995 and for the six months ended July 29, 1995 and August 3, 1996. The Pro Forma Unaudited Consolidated Statements of Operations give effect to the Restructuring and the Acquisition accounted for under the purchase method. The Pro Forma Unaudited Consolidated Statements of Operations give effect to such transactions and events as if they had occurred on January 1, 1995.

  As part of the Restructuring, the Company closed 156 stores and wrote off goodwill and certain other non-productive assets, recorded certain lease obligations and adopted the provisions of SFAS No. 121. The Pro Forma Unaudited Consolidated Statements of Operations give effect to certain adjustments related to the Restructuring, including: (i) elimination of the results of operations for the 156 closed stores which included only direct costs associated with the stores; (ii) elimination of the restructuring and asset impairment charges; and (iii) reflect the associated tax effects of the above transactions.

  The Pro Forma Unaudited Consolidated Statements of Operation also give effect to certain adjustments related to the Acquisition, including: (i) elimination of depreciation expense through the effect of purchase accounting adjustments; (ii) reduction in interest expense attributable to the elimination of all prior indebtedness owed to Melville and increase in interest expense attributable to the Acquisition financing; and (iii) reflect the associated tax effects of the above transactions.

  The Pro Forma Unaudited Consolidated Statements of Operations and accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The Pro Forma Unaudited Consolidated Statements of Operations do not purport to represent what the results of operations of Wilsons would actually have been if the aforementioned transactions or events had occurred on January 1, 1995 or at any future date.


                     FOR THE YEAR ENDED DECEMBER 31, 1995

              (IN MILLIONS EXCEPT SHARE AND PER SHARE DATA)

                                                                    PRO FORMA
                             THE        PRO FORMA      PRO FORMA    PURCHASE
                         PREDECESSOR  RESTRUCTURING      AFTER     ACCOUNTING
                          COMPANIES  ADJUSTMENTS (1) RESTRUCTURING ADJUSTMENTS   PRO FORMA
                         ----------- --------------- ------------- -----------   ---------
Net sales...............   $ 462.4       $ (52.7)       $409.7       $  --       $   409.7
Cost of goods sold,
 buying and warehousing
 costs..................     241.8         (27.3)        214.5          --           214.5
                           -------       -------        ------       ------      ---------
Gross profit............     220.6         (25.4)        195.2          --           195.2
Selling, general and
 administrative
 expenses...............     190.1         (26.4)        163.7          --           163.7
Depreciation and
 amortization...........      21.4          (6.8)(2)      14.6        (14.5)(5)         .1
Restructuring and asset
 impairment charges.....     182.2        (182.2)(3)       --           --             --
                           -------       -------        ------       ------      ---------
   Income (loss) from
    operations..........    (173.1)        190.0          16.9         14.5           31.4
Interest expense, net...      10.4           --           10.4         (2.8)(6)        7.6
                           -------       -------        ------       ------      ---------
   Income (loss) before
    income taxes........    (183.5)        190.0           6.5         17.3           23.8
Income tax provision
 (benefit)..............     (10.1)         12.6 (4)       2.5          7.0 (7)        9.5
                           -------       -------        ------       ------      ---------
   Net income (loss)....   $(173.4)      $ 177.4        $  4.0       $ 10.3      $    14.3
                           =======       =======        ======       ======
Less preferred stock dividends................................................         (.6)(8)
                                                                                 ---------
Net income attributable to common shareholders................................   $    13.7
                                                                                 =========
Net income per common share...................................................   $    1.51
                                                                                 =========
Weighted average common shares outstanding....................................   9,066,410
                                                                                 =========

                    FOR THE SIX MONTHS ENDED JULY 29, 1995

              (IN MILLIONS EXCEPT SHARE AND PER SHARE DATA)

                                                                    PRO FORMA
                             THE        PRO FORMA    PRO FORMA FOR  PURCHASE
                         PREDECESSOR  RESTRUCTURING       THE      ACCOUNTING
                          COMPANIES  ADJUSTMENTS (1) RESTRUCTURING ADJUSTMENTS  PRO FORMA
                         ----------- --------------- ------------- -----------  ---------
Net sales...............   $118.7        $(17.7)        $101.0        $--       $   101.0
Cost of goods sold,
 buying and warehousing
 costs..................     67.0         (10.3)          56.7         --            56.7
                           ------        ------         ------        ----      ---------
Gross profit............     51.7          (7.4)          44.3         --            44.3
Selling, general and
 administrative
 expenses...............     85.9         (14.2)          71.7         --            71.7
Depreciation and
 amortization...........     11.0          (3.6)(2)        7.4        (7.4)(5)        --
                           ------        ------         ------        ----      ---------
   Income (loss) from
    operations..........    (45.2)         10.4          (34.8)        7.4          (27.4)
Interest expense, net...      4.5           --             4.5         (.9)(6)        3.6
                           ------        ------         ------        ----      ---------
   Income (loss) before
    income taxes........    (49.7)         10.4          (39.3)        8.3          (31.0)
Income tax provision
 (benefit)..............     (8.2)         (7.5)(4)      (15.7)        3.3 (7)      (12.4)
                           ------        ------         ------        ----      ---------
   Net income (loss)....   $(41.5)       $ 17.9         $(23.6)       $5.0      $   (18.6)
                           ======        ======         ======        ====      =========
Net loss per common share.....................................................  $   (2.06)
                                                                                =========
Weighted average common shares outstanding....................................  9,066,410
                                                                                =========

                    FOR THE SIX MONTHS ENDED AUGUST 3, 1996

              (IN MILLIONS EXCEPT SHARE AND PER SHARE DATA)

                                                                    PRO FORMA
                             THE        PRO FORMA    PRO FORMA FOR  PURCHASE
                         PREDECESSOR  RESTRUCTURING       THE      ACCOUNTING
                          COMPANIES  ADJUSTMENTS (1) RESTRUCTURING ADJUSTMENTS  PRO FORMA
                         ----------- --------------- ------------- -----------  ---------
Net sales...............   $108.2         $(2.2)        $106.0        $--       $   106.0
Cost of goods sold,
 buying and warehousing
 costs..................     59.6           (.6)          59.0         --            59.0
                           ------         -----         ------        ----      ---------
Gross profit............     48.6          (1.6)          47.0         --            47.0
Selling, general and
 administrative
 expenses...............     72.6          (1.5)          71.1         --            71.1
Depreciation and
 amortization...........      3.8           --             3.8        (3.8)(5)        --
                           ------         -----         ------        ----      ---------
    Income (loss) from
     operations.........    (27.8)          (.1)         (27.9)        3.8          (24.1)
Interest expense, net...      2.4           --             2.4         1.3 (6)        3.7
                           ------         -----         ------        ----      ---------
    Income (loss) before
     income taxes.......    (30.2)          (.1)         (30.3)        2.5          (27.8)
Income tax provision
 (benefit)..............    (11.1)         (1.0)(4)      (12.1)        1.0 (7)      (11.1)
                           ------         -----         ------        ----      ---------
    Net income (loss)...   $(19.1)        $  .9         $(18.2)       $1.5      $   (16.7)
                           ======         =====         ======        ====      =========
Net loss per common share.....................................................  $   (1.84)
                                                                                =========
Weighted average common shares outstanding....................................  9,066,410
                                                                                =========

--------

(1) Reflects the elimination of the results of operations for the 156 closed stores including all direct costs associated with the stores. No corporate overhead or allocated selling expenses were eliminated.

(2) Reflects the elimination of the amortization of goodwill and other intangibles of $4.0 million and $2.5 million for the year ended December 31, 1995 and for the six months ended July 29, 1995, respectively, which were charged to operations prior to the asset impairment charge discussed at Note (3).

(3) Reflects the elimination of the pre-tax restructuring charge of $134.3 million related to the anticipated costs associated with the closing of the Predecessor Companies' stores and the write-off of goodwill and other intangibles. Also reflects the elimination of the pre-tax asset impairment charge of $47.9 million related to the write-off of certain assets upon the adoption of SFAS No. 121.

(4) Reflects the income tax effect on the pro forma restructuring adjustments at a rate to equate the pro forma after restructuring income tax provision to a 40% tax rate.

(5) Reflects the elimination of depreciation expense due to the write-down of all depreciable property to $0 through the application of purchase accounting.

(6) Reflects the reduction in interest expense attributable to the elimination of all prior indebtedness owed by the Predecessor Companies to Melville and certain capital contributions by Melville which resulted in Wilsons having $85 million in working capital upon the closing of the Acquisition (less Acquisition-related expenses). Also reflects an increase in interest expense arising from the $55.8 million Note from the Acquisition financing, the interest rate on the Revolving Credit Facility, and the associated amortization for the related deferred financing costs.

                                                             SIX MONTHS ENDED
                                                YEAR ENDED  ------------------
                                               DECEMBER 31, JULY 29, AUGUST 3,
                                                   1995       1995     1996
                                               ------------ -------- ---------
                                                        (IN MILLIONS)
      Elimination of interest expense related
       to the repayment of intercompany
       indebtedness and additional capital
       contribution, net of the higher
       interest rate on the Revolving Credit
       Facility at an average rate of 9.5%...     $(9.0)     $(4.0)    $(1.8)
      Additional interest expense related to
       the Subordinated note.................       5.5        2.8       2.8
      Amortization of deferred financing
       costs.................................        .7         .3        .3
                                                  -----      -----     -----
                                                  $(2.8)     $ (.9)    $ 1.3
                                                  =====      =====     =====

(7) Reflects the income tax effect on the pro forma purchase accounting adjustments at a 40% tax rate.

(8) Reflects the accrued dividends on the Series A Preferred at an annual rate of $80 per share.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $35.6 million (approximately $41.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $13.00 per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus) and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company.

  The Company intends to use such net proceeds to repay outstanding indebtedness under the Revolving Credit Facility, which was $39.3 million on October 5, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for information regarding interest payable on and the maturity date of borrowings under the Revolving Credit Facility. Substantially all indebtedness incurred under the Company's Revolving Credit Facility has been used to fund the Company's working capital needs. Repayment of such outstanding indebtedness will enable the Company to apply future cash flow from operations and other financial resources, including reborrowings under the Revolving Credit Facility, to working capital and anticipated capital expenditures, including development and implementation of new information systems, financing of inventory, development and implementation of new selling channels, building of new stores and remodeling of existing stores, and for other general corporate purposes.

                                DIVIDEND POLICY

  The Company has not declared or paid cash dividends on its stock since its inception in May 1996. The Company anticipates that all of its earnings in the foreseeable future, if any, will be retained to fund working capital, to reduce reliance on the Revolving Credit Facility and to repay the Note and, therefore, has no plans to pay cash dividends in the foreseeable future. In addition, the terms of the Revolving Credit Facility, the Note and the Series A Preferred restrict and, in some cases, prohibit the Company from declaring and paying dividends. Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition and capital requirements (including its cash needs), market conditions, restrictions in financing agreements and the Amended Articles of Incorporation and other factors deemed relevant at that time by the Company's Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Certain Transactions--Subordinated Note" and "Description of Capital Stock--Preferred Stock."

                                   DILUTION

  The net tangible book value (deficit) of the Company's Common Stock as of August 3, 1996 was approximately $(5.4) million or $(.71) per share of Common Stock. "Net tangible book value (deficit)" represents the total amount of the Company's total tangible assets less the total amount of the Company's liabilities and preferred stock; "net tangible book value (deficit) per share" means such amount divided by the number of shares of Common Stock outstanding. After giving effect (i) to the exercise of the Melville Warrant for 1,350,000 shares of Common Stock, with an exercise price of $.60 per share, and (ii) to the sale by the Company of the Shares in the Offering assuming an initial public offering price of $13.00 per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus), and the application of the net proceeds therefrom, the net tangible book value (deficit) as adjusted of the Common Stock as of August 3, 1996 would have been $31.0 million, or $2.58 per share. This represents an immediate increase in net tangible book value (deficit) of $3.09 per share to existing shareholders and an immediate dilution of $10.42 per share to new investors purchasing Shares in the Offering.

  The following table illustrates the dilution per share described above:

      Assumed initial public offering price.....................         $13.00
        Net tangible book value (deficit) ...................... $ (.71)
        Increase in net tangible book value (deficit)
         attributable to exercise of Melville Warrant...........    .20
                                                                 ------
        Net adjusted tangible book value (deficit) before the
         Offering...............................................   (.51)
        Increase in net tangible book value (deficit)
         attributable to purchase of Shares by new investors....   3.09
                                                                 ------
      Net tangible book value (deficit) as adjusted after the
       Offering.................................................           2.58
                                                                         ------
      Dilution to new investors.................................         $10.42
                                                                         ======

  The following table sets forth, on an as adjusted basis as of August 3, 1996, the number of shares of Common Stock purchased from the Company, the total cash consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing Shares in the Offering, assuming an initial public offering price of $13.00 per share.

                                                           TOTAL CASH
                                SHARES PURCHASED(1)      CONSIDERATION       AVERAGE
                               --------------------- ----------------------   COST
                                 NUMBER   PERCENTAGE   AMOUNT    PERCENTAGE PER SHARE
                               ---------- ---------- ----------- ---------- ---------
      Existing shareholders...  9,000,000    75.0%   $ 5,406,000    12.2%    $  .60
      New investors...........  3,000,000    25.0     39,000,000    87.8      13.00
                               ----------   -----    -----------   -----
          Total............... 12,000,000   100.0%   $44,406,000   100.0%
                               ==========   =====    ===========   =====

--------
(1) The above table includes 1,350,000 shares of Common Stock issuable upon exercise of the Melville Warrant, with an exercise price of $.60 per share; such table does not include (i) 195,480 shares of Common Stock issuable upon the exercise of outstanding stock options, with an exercise price of $4.44 per share, and 804,520 shares of Common Stock reserved for issuance pursuant to the 1996 Option Plan, and (ii) 300,000 shares of Common Stock issuable upon exercise of certain warrants issuable upon consummation of the Offering. See "Management," "Certain Transactions," "Description of Capital Stock" and "Underwriting."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of August 3, 1996; (ii) to reflect the exercise of the Melville Warrant for 1,350,000 shares of Common Stock, with an exercise price of $.60 per share; and (iii) as further adjusted to reflect the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus) and the application of the net proceeds therefrom. See "Use of Proceeds." The information presented below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                       AUGUST 3, 1996
                                             ----------------------------------
                                                       AS ADJUSTED  AS FURTHER
                                                       FOR WARRANT ADJUSTED FOR
                                             ACTUAL(1)  EXERCISE     OFFERING
                                             --------- ----------- ------------
                                                       (IN THOUSANDS)
   Cash.....................................  $ 9,443    $10,254     $45,854
                                              =======    =======     =======
   Borrowings under Revolving Credit
    Facility (2)............................  $   --     $   --      $   --
                                              =======    =======     =======
   Long-term debt...........................  $55,811    $55,811     $55,811
                                              -------    -------     -------
   Shareholders' equity:
     Preferred Stock, $.01 par value;
      10,000,000 shares authorized; 7,405
      shares, $1,000 stated value, issued
      and outstanding.......................    7,405      7,405       7,405
     Common Stock, $.01 par value;
      100,000,000 shares authorized;
      7,650,000 shares issued and
      outstanding; 9,000,000 shares issued
      and outstanding, as adjusted for
      warrant exercise; 12,000,000 shares
      issued and outstanding, as further
      adjusted for Offering (3).............       77         90         120
     Additional paid-in capital.............    4,518      5,316      40,886
     Accumulated deficit....................   (8,107)    (8,107)     (8,107)
                                              -------    -------     -------
       Total shareholders' equity...........    3,893      4,704      40,304
                                              -------    -------     -------
       Total capitalization.................  $59,704    $60,515     $96,115
                                              =======    =======     =======

--------
(1) Reflects the conversion of all shares of Class Stock into an equal number of shares of Common Stock of a single class concurrent with the Offering.
(2) Does not include $60.9 million of outstanding letters of credit as of August 3, 1996.
(3) The above table does not include (i) 195,480 shares of Common Stock issuable upon the exercise of outstanding stock options, with an exercise price of $4.44 per share, and 804,520 shares of Common Stock reserved for issuance pursuant to the 1996 Option Plan, and (ii) 300,000 shares of Common Stock issuable upon exercise of certain warrants issuable upon consummation of the Offering. See "Management," "Certain Transactions," "Description of Capital Stock" and "Underwriting."

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following tables present selected historical and pro forma consolidated financial data of the Company, which should be read in conjunction with the consolidated historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of August 3, 1996 and for the period from inception (May 26, 1996) to August 3, 1996 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The selected consolidated financial data as of December 31, 1994 and 1995, for the years ended December 31, 1993, 1994 and 1995 and for the five-month period ended May 25, 1996 have been derived from the consolidated financial statements of the Predecessor Companies audited by KPMG Peat Marwick LLP. The consolidated financial data as of December 31, 1991, 1992 and 1993, for the years ended December 31, 1991 and 1992 and for the five-month period ended May 27, 1995 have been derived from unaudited consolidated financial statements of the Predecessor Companies. The pro forma statement of operations data and the store operations data for the periods set forth below are unaudited. In the opinion of management, the unaudited information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the five-month period ended May 25, 1996 and the period from inception (May 26, 1996) to August 3, 1996 are not indicative of the results of operations for the entire year. The Company completed the Acquisition on May 25, 1996. Accordingly, due to the effect of purchase accounting adjustments, and the fact that the Company is operating as a stand-alone entity and is no longer supported by Melville's finance and administrative functions, a comparison between the actual financial data for the three months ended August 3, 1996 and the comparable quarter of the prior year has not been included as it is not meaningful.


           SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     (IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS AND STORE DATA)

                                                                                              PRO        PREDECESSOR
                                                           PREDECESSOR COMPANIES            FORMA(1)      COMPANIES
                                                    ------------------------------------  ------------ ----------------
                                                                                                         FIVE MONTHS
                                                         YEARS ENDED DECEMBER 31,                           ENDED
                                                    ------------------------------------   YEAR ENDED  ----------------
                                                                                          DECEMBER 31, MAY 27,  MAY 25,
                                                     1991   1992   1993   1994    1995        1995      1995     1996
                                                    ------ ------ ------ ------  -------  ------------ -------  -------
STATEMENT OF OPERATIONS DATA:
Net sales................................           $456.7 $509.2 $478.5 $474.6  $ 462.4   $   409.7   $124.7   $109.6
Gross profit.............................            222.0  243.0  227.2  221.0    220.6       195.2     55.6     49.7
Selling, general and administrative
 expenses................................            160.0  178.2  189.3  206.0    190.1       163.7     76.7     61.1
                                                    ------ ------ ------ ------  -------   ---------   ------   ------
Income (loss) from operations before
 depreciation, amortization and
 restructuring charges...................             62.0   64.8   37.9   15.0     30.5        31.5    (21.1)   (11.4)
Depreciation and amortization............             14.8   17.4   20.7   22.3     21.4          .1      9.0      4.7
Restructuring and asset impairment
 charges.................................              --     --     --     --     182.2         --       --       --
                                                    ------ ------ ------ ------  -------   ---------   ------   ------
Income (loss) from operations............             47.2   47.4   17.2   (7.3)  (173.1)       31.4    (30.1)   (16.1)
Interest expense, net....................              9.4    6.9    5.1    8.4     10.4         7.6      3.4      1.6
                                                    ------ ------ ------ ------  -------   ---------   ------   ------
Income (loss) before income taxes........             37.8   40.5   12.1  (15.7)  (183.5)       23.8    (33.5)   (17.7)
Income tax provision (benefit)...........             16.5   17.0    7.0   (3.1)   (10.1)        9.5     (5.5)    (6.6)
                                                    ------ ------ ------ ------  -------   ---------   ------   ------
Net income (loss)........................           $ 21.3 $ 23.5 $  5.1 $(12.6) $(173.4)       14.3   $(28.0)  $(11.1)
                                                    ====== ====== ====== ======  =======               ======   ======
Less preferred stock dividends...............................................                    (.6)
                                                                                           ---------
Net income (loss) attributable to common shareholders........................              $    13.7
                                                                                           =========
Net income (loss) per common share...........................................              $    1.51
                                                                                           =========
Weighted average common shares outstanding...................................              9,066,410
--------------------------------------------------
                                                                                           =========
                                                      COMPANY
                                                    -----------
                                                    PERIOD FROM
                                                     INCEPTION
                                                     (MAY 26,
                                                     1996) TO
                                                     AUGUST 3,
                                                       1996
                                                    -----------
STATEMENT OF OPERATIONS DATA:
Net sales................................            $    28.5
Gross profit.............................                 12.8
Selling, general and administrative
 expenses................................                 24.3
                                                    -----------
Income (loss) from operations before
 depreciation, amortization and
 restructuring charges...................                (11.5)
Depreciation and amortization............                  --
Restructuring and asset impairment
 charges.................................                  --
                                                    -----------
Income (loss) from operations............                (11.5)
Interest expense, net....................                  1.2
                                                    -----------
Income (loss) before income taxes........                (12.7)
Income tax provision (benefit)...........                 (4.6)
                                                    -----------
Net income (loss)........................                 (8.1)
Less preferred stock dividends...............................................                    --
                                                    -----------
Net income (loss) attributable to common shareholders........................              $    (8.1)
                                                    ===========
Net income (loss) per common share...........................................              $    (.89)
                                                    ===========
Weighted average common shares outstanding...................................              9,066,410
--------------------------------------------------
                                                    ===========

                                                                           PREDECESSOR
                           PREDECESSOR COMPANIES            PRO FORMA(1)    COMPANIES
                         --------------------------------   ------------ ---------------
                                                                           FIVE MONTHS
                         YEARS ENDED DECEMBER 31,                             ENDED
                         --------------------------------    YEAR ENDED  ---------------
                                                            DECEMBER 31, MAY 27, MAY 25,
                         1991   1992  1993    1994   1995       1995      1995    1996
                         ----   ----  -----   ----   ----   ------------ ------- -------
STORE DATA:
Traditional stores:
 Open at end of period..  552    583    631    628    548        477       567     480
 Net sales per square
  foot for stores open
  entire period......... $407   $416   $356   $341   $374       $391      $ 92    $ 98
 Change in comparable
  store sales(2)........ (3.1)%  2.1% (13.8)% (5.1)% (1.5)%     (1.2)%     4.4%    3.9%
Seasonal stores at end
 of period..............    0     32     80    135    227        227         0       0

                               PREDECESSOR COMPANIES                 COMPANY
                         ---------------------------------- -------------------------
                                    DECEMBER 31,
                         ----------------------------------         AUGUST 3,
                          1991   1992   1993   1994   1995            1996
                         ------ ------ ------ ------ ------ -------------------------
                                        (IN MILLIONS)
BALANCE SHEET DATA:
Working capital (3)..... $ 34.4 $ 36.7 $ 57.4 $ 77.1 $ 44.6  $ 51.7
Total assets............  340.4  376.6  401.0  392.7  182.4   103.7
Total long-term debt....    --     --     --     --     --     55.8
Total liabilities.......  155.5  154.1  183.8  191.7  154.8    99.8
Shareholders' equity....  184.9  222.5  217.2  201.0   27.6     3.9

--------

(1) The unaudited pro forma data give effect to the Restructuring and the Acquisition accounted for under the purchase method of accounting, as if such events had occurred on January 1, 1995. See "Pro Forma Unaudited Consolidated Statements of Operations."

(2) Comparable store sales means sales generated by stores open at least one full year.

(3) The working capital calculation excludes amounts due to Melville as of December 31, 1991, 1992, 1993, 1994 and 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of Wilsons should be read in conjunction with the selected historical and pro forma consolidated financial data and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  The Company was organized to acquire the Predecessor Companies from Melville. In May 1996, management and the investor group, as the owners of the Company, acquired the Wilsons Shares for $67.8 million plus the Melville Warrant and the Manager Warrant described below in the following two-step transaction. First, Melville received (i) $2.0 million in cash, (ii) the $55.8 million Note, (iii) the Melville Warrant to purchase 1,350,000 shares of Common Stock of the Company, having an exercise price of $.60 per share, and the Manager Warrant described below, (iv) 4,320,000 shares of Common Stock, and (v) 7,405 shares of Series A Preferred (which are entitled to receive, when and as declared by the Company's Board of Directors after repayment in full of the Note, cumulative annual cash dividends of $80 per share from the date of issuance and which have a liquidation preference of $1,000 per share plus accumulated dividends). Thereafter, the 4,320,000 shares of Common Stock and 7,405 shares of Series A Preferred were purchased from Melville by the Limited Partnerships for an aggregate consideration of $10.0 million. The Manager Warrant will become exercisable commencing April 30, 2001, at $.60 per share, but only to the extent shares of Restricted Stock are repurchased by the Company. See "The Acquisition." The transaction was accounted for under the purchase method of accounting. The carrying value of the net assets acquired exceeded the purchase price by approximately $63.3 million. As a result, the book value of property and equipment in the Company's consolidated financial statements was reduced from $64.6 million to $1.3 million at May 26, 1996, and initially will result in lower depreciation charges than would have been experienced by the Predecessor Companies.

  Prior to the Acquisition, the Predecessor Companies were operated as part of Melville. The historical consolidated financial statements presented herein reflect periods during which the Company did not operate as an independent company. Such statements, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company operated as an independent company during the reporting periods, and are not necessarily indicative of the Company's future results or financial condition. Furthermore, the Company's net loss for the year ended December 31, 1995, as reflected in the consolidated financial statements included elsewhere in this Prospectus, was negatively impacted by the recording of pre-tax charges aggregating $182.2 million in the fourth quarter of 1995 in connection with the Restructuring.

  Throughout the late 1980s and early 1990s, as part of the growth strategy of Melville, the Company pursued a rapid store expansion program through acquisitions and store openings, growing from 227 stores at the end of 1987 to a peak of 631 stores at the end of 1993. Beginning in 1993, the Company's business was negatively affected by the difficult retail apparel market for mall-based chains, competition and changes in consumer fashion preferences. These conditions have led a large number of retailers, including a number of specialty retailers, to close stores or cease operations. In 1995, the Company initiated a store-closing program, which has resulted in a reduction of the number of stores to 476 by October 5, 1996. The stores closed by the Company had not met financial targets established by management.

  In connection with the Acquisition, Melville eliminated all prior indebtedness owed by the Predecessor Companies to Melville, assumed closed store lease obligations and provided that Wilsons would have $85 million in working capital upon closing of the Acquisition (before paying certain expenses associated with the Acquisition). The Predecessor Companies' operations were funded primarily by Melville. In order for the Company to fund its working capital and letter of credit needs, the Company entered into the Revolving Credit Facility with the Banks simultaneously with the closing of the Acquisition. The Revolving Credit Facility provides the Company with a $150 million line of credit, which includes a $90 million letter of credit subfacility.

As of October 5, 1996, the Company had $39.3 million in borrowings under the Revolving Credit Facility and had outstanding letters of credit in the amount of $48.6 million. See "Liquidity and Capital Resources" below.

  In connection with the Acquisition, the Company sold 3,330,000 shares of Common Stock, including 1,080,000 shares of Restricted Stock, to certain managers of the Company. The shares of Restricted Stock vest over five years if the Company achieves specified earnings targets or as the Company repays the Note. See "Certain Transactions--Restricted Stock Agreement." As the Restricted Stock vests, the Company will be required to record compensation charges equal to the difference between the fair market value of the Restricted Stock on the date the shares vest and the original purchase price of the Restricted Stock, which was $.60 per share. By way of example, if all of the Restricted Stock were to vest at a time when the fair market value of the Common Stock equaled $13.00 per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus), the Company would be required to record a non-cash, after-tax charge of approximately $13.4 million, which would not impact the Company's total shareholders' equity.

RESULTS OF OPERATIONS

  The following table sets forth information from the Company's historical and pro forma consolidated statements of operations, expressed as a percentage of net sales for the periods indicated:

                                                                                 COMPANY
                                                                               -----------
                            PREDECESSOR                        PREDECESSOR
                             COMPANIES                          COMPANIES
                         --------------------                ----------------  PERIOD FROM
                            YEARS ENDED                        FIVE MONTHS      INCEPTION
                           DECEMBER 31,          YEAR ENDED       ENDED         (MAY 26,
                         --------------------   DECEMBER 31, ----------------   1996) TO
                                                    1995     MAY 27,  MAY 25,   AUGUST 3,
                         1993   1994    1995    (PRO FORMA)   1995     1996       1996
                         -----  -----   -----   ------------ -------  -------  -----------
Net sales............... 100.0% 100.0%  100.0%     100.0%     100.0%   100.0%     100.0%
Gross profit............  47.5   46.6    47.7       47.7       44.6     45.3       44.9
Selling, general and
 administrative
 expenses...............  39.6   43.4    41.1       40.0       61.5     55.7       85.3
Income (loss) from
 operations before
 depreciation,
 amortization and
 restructuring charges..   7.9    3.2     6.6        7.7      (16.9)   (10.4)     (40.4)
Income (loss) from
 operations.............   3.6   (1.5)  (37.4)       7.7      (24.1)   (14.7)     (40.4)
Interest expense, net...   1.1    1.8     2.3        1.9        2.8      1.4        4.2
Income tax provision
 (benefit)..............   1.4   (0.6)   (2.2)       2.3       (4.4)    (6.0)     (16.2)
Net income (loss).......   1.1%  (2.7)% (37.5)%      3.5%     (22.5)%  (10.1)%    (28.4)%

 RECENT SALES INFORMATION

  Sales from inception (May 26, 1996) to October 5, 1996 were $79.4 million for the 19-week period. Comparable store sales increased 4.8% compared to the same period in 1995 as a result of strong sales of the new Fall 1996 merchandise, most significantly women's apparel.

 FIVE MONTHS ENDED MAY 25, 1996 COMPARED TO FIVE MONTHS ENDED MAY 27, 1995

  Wilsons closed 71 stores and opened three new stores in the five months ended May 25, 1996, compared to 63 store closings and two store openings in the five months ended May 27, 1995. The store closings in the first five months of 1996 and in 1995 were a result of the Restructuring. Wilsons operated 480 stores as of May 25, 1996 compared to 567 stores at the end of the same period in 1995. Wilsons currently plans to close an additional six stores by the end of January 1997, and up to 24 more stores during calendar 1997 whose leases are due to expire during that year.

  Sales for the five-month period in 1996 decreased 12.1% to $109.6 million compared with sales of $124.7 million during the same period of the prior year. While total sales decreased as a result of operating an average of 90 fewer stores, comparable store sales increased 3.9% in the 1996 period compared to the same period in the previous year. The 3.9% comparable store sales increase in the 1996 period was the result of strong merchandise sales in the ladies and accessories areas due to the clearance of merchandise associated with store closings and the closings of holiday stores and seasonal kiosks combined with unseasonably cool weather within Wilsons' areas of operation during the first three months of 1996.

  Gross profit for the five-month period in 1996 was $49.7 million, or 45.3% of sales, as compared to $55.6 million, or 44.6% of sales, for the same period of the prior year. The increase in gross profit as a percentage of sales was due primarily to closing 22 Snyder Leather stores, an off-price strip center concept, which carried lower margin merchandise in the 1995 period, and an increase in the sale of accessories which produced a higher gross margin in the 1996 period.

  Operating expenses in the five-month period in 1996 were $65.8 million, or 60.0% of sales, as compared to $85.7 million, or 68.7% of sales, for the same period of the prior year. The expense decrease of $19.9 million, or 23.2%, was a result of store closings and realizing the benefits of profit enhancement measures initiated in 1995 that increased operational efficiencies in the stores and the administrative departments. These included store sales productivity gains as a result of revised store staffing patterns and levels to achieve productivity increases, revising the layaway and check acceptance policies, and reductions in headquarters rent expense. Operating expenses were also lower than the same period in 1995 as a result of the Restructuring which reduced Wilsons' 1996 depreciation and amortization expenses.

  As a result of the Company's strategic and profit enhancement initiatives discussed above, loss from operations was $16.1 million for the five months ended May 25, 1996 compared to a loss from operations of $30.1 million for the same period in 1995.

  Net interest expense for the five months ended May 25, 1996 was $1.6 million, or 1.4% of sales, compared to $3.4 million, or 2.8% of sales, for the five months ended May 27, 1995. The average outstanding loan balance with Melville was reduced by $56.0 million from $118.1 million to $62.1 million in the 1996 five-month period. The decrease is primarily attributable to a $14.8 million decrease in average inventory in 1996 due to store closings and an improved inventory turn rate.

  Income tax benefit for the 1996 five-month period was $6.6 million, or 6.0% of sales, compared to $5.5 million, or 4.4% of sales, in the 1995 five-month period. The effective tax rate increased in the five-month period in 1996 to 37.2% from 16.4% in the 1995 five-month period. The increase was primarily due to the elimination of goodwill and other amortization expenses in 1996 which in 1995 created non-deductible expenses for tax purposes.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  During 1995, Wilsons opened five new stores and closed 85 stores, compared to 23 store openings and 26 store closings in 1994. The large number of store closings in 1995 was a result of the Restructuring. At the end of 1995, Wilsons operated 548 traditional stores, comprised of 546 stores in 46 states and the District of Columbia and two stores in England, compared to 626 traditional stores in 46 states and the District of Columbia and two stores in England at the end of 1994. Wilsons also operated 98 holiday stores and 129 seasonal kiosks during the fourth quarter of 1995, compared to 59 holiday stores and 76 seasonal kiosks during the fourth quarter of 1994.

  Sales decreased 2.6% in 1995 to $462.4 million from $474.6 million in 1994. The decrease reflected a 1.5%, or $6.2 million, decline in comparable store sales due primarily to a decline in demand for leather apparel. Wilsons operated an average of 49 fewer stores during 1995 compared to 1994, as Wilsons closed 85 stores that did not meet financial return targets. These declines were partially offset by the expansion of holiday stores and seasonal kiosks, which were open in 39 and 53 more locations, respectively, than in 1994, accounting for an increase in sales of $8.0 million compared to 1994. The Company plans to expand its holiday stores and seasonal kiosks to 225 and 150, respectively, during the fourth quarter of calendar 1996. Non-comparable store sales, other than holiday stores and seasonal kiosk sales, were down $14.0 million from 1994 as the Company opened 18 fewer traditional stores during 1995 compared to 1994.

  Gross profit in 1995 was $220.6 million, or 47.7% of sales, as compared to $221.0 million, or 46.6% of sales, in 1994. The increase as a percentage of sales was due partially to closing 22 Snyder Leather stores during the first quarter of 1995. In addition, in 1995 the Company also increased its accessory sales, which have a higher gross profit margin, to 23.1% of total sales from 20.6% in 1994 as a result of increased emphasis on accessories in the traditional stores and opening 53 additional seasonal kiosks, which primarily sell accessories. The Company also achieved stronger sales in 1995 of styles with higher fashion content and higher margins. Partially offsetting these gross profit margin improvements in 1995 were additional markdowns required to liquidate merchandise in 73 stores that were closed during December 1995 and January 1996 in conjunction with the Restructuring, and to liquidate merchandise from the 98 holiday stores and 129 seasonal kiosks.

  Operating expenses in 1995, before restructuring and asset impairment charges, were $211.5 million, or 45.7% of sales, compared to $228.3 million, or 48.1% of sales, in 1994. Of the $16.8 million decrease in operating expenses, $10.3 million was attributable to strategic initiatives to close 61 stores, including 22 Snyder Leather stores, during the first quarter of 1995. The Company implemented certain profit enhancement measures during the second quarter of 1995 that accounted for the majority of the remaining expense reductions. These profit enhancement measures included store sales productivity gains as a result of revising store staffing patterns and levels, revising the layaway and check acceptance policies while simultaneously introducing debit/ATM cards as an acceptable form of payment in a number of markets, and improved expense control.

  Operating expenses in 1995, after restructuring and asset impairment charges, were $393.7 million, or 85.1% of sales, as compared to $228.3 million, or 48.1% of sales, in the previous year. As part of the Restructuring, during the fourth quarter of 1995 the Company recorded a pre-tax restructuring charge of $134.3 million to reflect the anticipated costs associated with closing approximately 100 of Wilsons' stores and the write-off of goodwill and other intangibles, and a pre-tax asset impairment charge of $47.9 million related to the write-off of certain assets upon the adoption of SFAS No. 121.

  Income from operations before depreciation, amortization, restructuring and asset impairment charges was $30.5 million, or 6.6% of sales, in 1995 compared to $15.0 million, or 3.2% of sales, in 1994 due to the factors described above.

  Income from operations in 1995, before restructuring and asset impairment charges, was $9.1 million, or 2.0% of sales, compared to a loss of $7.3 million, or 1.5% of sales, in 1994. The $16.4 million improvement was primarily due to discontinuing the Snyder Leather off-price concept during the first quarter of 1995 and profit enhancement measures introduced during the second quarter of 1995. Loss from operations in 1995, after restructuring and asset impairment charges, was $173.1 million compared to a loss of $7.3 million in 1994.

  Net interest expense in 1995 was $10.4 million, or 2.3% of sales, compared to $8.4 million, or 1.8% of sales, during the prior year. The average outstanding loan balance with Melville was reduced to $151.9 million in 1995 compared to $165.1 million in 1994 as a result of lower inventory levels due to store closings and a higher inventory turn rate. The Company's average annual interest rate paid on outstanding loan amounts to Melville in 1995 was 6.4% compared to 4.7% in 1994.

  Income tax benefit in 1995 was $10.1 million, or 2.2% of sales, compared to $3.1 million, or 0.6% of sales, in 1994. The effective tax rate declined in 1995 to 5.5% from 19.8% in 1994. The decline was primarily due to the effective tax rate impact of nondeductible goodwill in 1995 compared to 1994.

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  During 1994, Wilsons opened 23 new stores and closed 26 existing stores, compared to 40 new store openings, 31 store acquisitions and 23 store closings in 1993. At the end of 1994, Wilsons operated 628 traditional stores comprised of 626 stores in 46 states and the District of Columbia and two stores in England, compared to 631 traditional stores in 44 states and the District of Columbia at the end of 1993. Wilsons also operated 59 holiday stores and 76 seasonal kiosks during the fourth quarter of 1994 compared to 25 holiday stores and 55 seasonal kiosks during the fourth quarter of 1993.

  Sales decreased 0.8% in 1994 to $474.6 million from $478.5 million in 1993. The decrease reflected a 5.1%, or $23.1 million, decline in comparable store sales due primarily to a decline in demand for all outerwear and leather apparel during the fall of 1994. This decline was partially offset by operating an average of 22 more stores in 1994 compared to 1993, reflecting the full year impact of the 71 store openings and acquisitions in 1993, which had a positive effect on 1994 sales. In addition, the comparable store sales decline was partially offset by the expansion of holiday stores and seasonal kiosks, which were open in 34 and 21 more locations, respectively, than in 1993, accounting for an increase in sales of $6.3 million compared to 1993. Non-comparable store sales, other than holiday stores and seasonal kiosk sales, were up $12.9 million from 1993 as the Company realized the full year sales impact of the 1993 openings and acquisitions.

  Gross profit in 1994 was $221.0 million, or 46.6% of sales, as compared to $227.2 million, or 47.5% of sales, in 1993. The decrease as a percentage of sales was primarily attributable to increased markdowns resulting from high year end inventory levels as a result of sluggish demand for leather apparel during the fourth quarter of 1994. At the same time, however, the Company increased its mix of accessory sales, which have a higher gross profit margin, to 20.6% of sales in 1994 from 16.8% in 1993. The increase in accessory sales was a result of increased emphasis in the traditional stores due to the acquisition of Georgetown Leather Design during June 1993 and opening 21 additional seasonal kiosks in 1994.

  Operating expenses in 1994 were $228.3 million, or 48.1% of sales, compared to $210.0 million, or 43.9% of sales, in 1993. The $18.3 million increase in operating expenses was primarily attributable to the full year impact of 63 traditional stores opened or acquired during the last seven months of 1993, combined with store occupancy expense increases associated with existing traditional stores or lease renewals.

  Income from operations before depreciation, amortization, restructuring and asset impairment charges was $15.0 million, or 3.2% of sales, in 1994 compared to $37.9 million, or 7.9% of sales, in 1993 due to the factors described above.

  Loss from operations in 1994 was $7.3 million, or 1.5% of sales, compared to income from operations of $17.2 million, or 3.6% of sales, in 1993. The $24.5 million decline was primarily due to a 5.1% comparable store sales decline during 1994 and the full year impact of 71 new or acquired stores during 1993. Historically, the Company has opened most of its stores during the last half of the year. As a result, new stores opened just prior to the fourth quarter produce profits in excess of their annualized profits since the stores typically generate losses in the first six months of the year.

  Net interest expense in 1994 was $8.4 million, or 1.8% of sales, compared to $5.1 million, or 1.1% of sales, during the prior year. The average outstanding loan balance with Melville increased to $165.1 million in 1994 compared to $147.1 million in 1993 due to operating an average of 22 more stores during 1994. The Company's average annual interest rate paid on outstanding loan amounts to Melville in 1994 was 4.7% compared to 3.3% in 1993.

  Income tax benefit in 1994 was $3.1 million, or 0.6% of sales, compared to an income tax provision of $7.0 million, or 1.4% of sales, in 1993. The effective tax rate declined in 1994 to a 19.8% benefit from a 58.2% provision in 1993. The decline was primarily due to the effective rate impact of nondeductible goodwill and state income taxes in 1994 compared to 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Wilsons' primary capital requirements have been to support capital investment to open new stores, to remodel existing stores, to update information systems and to meet seasonal working capital needs. The Company's peak working capital needs typically occur during the period from July through November as inventory levels are increased in advance of the Company's peak selling season of October through December.

  Historically, the primary sources of the Company's cash for working capital and capital expenditures have been net cash flows from operating activities and borrowings from Melville. Prior to the Acquisition, the Company had participated in Melville's centralized cash management system whereby cash received from operations was transferred to Melville's centralized cash accounts and cash disbursements were funded from the centralized cash accounts on a daily basis. The receipt and disbursement of cash was tracked through an intercompany cash management account. Accordingly, cash required for operating and capital expenditures during the year was met from this source.

  The Banks have provided the Company with a three-year Revolving Credit Facility. The Revolving Credit Facility provides for borrowings of up to $150 million in aggregate principal amount, which amount includes a letter of credit subfacility of up to $90 million. The maximum amount available under the Revolving Credit Facility, however, is further subject to a borrowing base limitation (less certain reserves) of 65% of eligible inventory, plus a seasonal advance. The Company's borrowing availability is also reduced by outstanding letters of credit. Interest is payable on borrowings at one or more variable rates determined by reference to the "prime" rate plus 1.25% (1.00% for up to $10.0 million of borrowings), or LIBOR plus 2.75%. The spreads are subject to possible reductions from and after February 1997 based upon the Company's success at achieving certain financial targets. As of October 5, 1996, $10.0 million of the Company's borrowings bore interest at a rate of 9.25%, $20.0 million bore interest at a rate of 8.24%, and $9.3 million bore interest at a rate of 9.5%. For letters of credit, the Company pays a monthly fee in an amount equal to 1.75% per annum times the daily average of the amount of letters of credit outstanding during each month, which percentage is subject to possible reduction from and after February 1997 based on the Company's success at achieving certain financial targets. The Revolving Credit Facility contains certain covenants limiting, among other things, the Company's ability to make capital expenditures, pay cash dividends or make other distributions. The Company plans to use the Revolving Credit Facility for its immediate and future working capital needs, including capital expenditures. As of October 5, 1996, the amounts outstanding under the Revolving Credit Facility were $39.3 million of borrowings and $48.6 million in letters of credit. During 1995, the highest amounts borrowed by the Company from Melville, net of the prior indebtedness eliminated as part of the Acquisition, to fund working capital expenditures and covered by outstanding letters of credit were $112.7 million and $97.4 million, respectively, and the average amounts of such borrowings and amounts covered by outstanding letters of credit for such year were $51.9 million and $58.9 million, respectively. The Company is highly dependent on the Revolving Credit Facility to fund working capital and letter of credit needs, and management believes that the Revolving Credit Facility will be sufficient to meet the Company's working capital and capital expenditure requirements for the foreseeable future. There can be no assurance, however, that the Revolving Credit Facility will be sufficient to fund such needs, or, if the Revolving Credit Facility is insufficient to meet such needs, that the Company will be able to obtain any additional financing or obtain such financing on terms acceptable to the Company.

  The Company also has outstanding the Note payable to Melville, which is a subordinated secured note for $55.8 million. $55.0 million of the principal amount of the Note bears interest at the rate of 10% per annum, compounded annually, with all such principal and interest due and payable on December 31, 2000.

The remaining principal balance of the Note ($0.8 million) does not bear interest and is due and payable on December 31, 2000. See "Certain Transactions--Subordinated Note."

CASH FLOW ANALYSIS

  Operating activities in the first five months of 1996 prior to the Acquisition resulted in cash used of $16.0 million compared to cash used of $11.5 million in the same period of 1995. The $4.5 million increase in cash used by operating activities in the first five months of 1996 compared to the same period in 1995 resulted primarily from negotiated settlements with landlords for stores closed prior to their natural lease expiration dates during the 1996 period. In addition, the net loss for the five-month period in 1996 declined by $16.9 million compared to the same period in 1995 as a result of lower operating expenses associated with operating an average of 90 fewer stores during the first five months of 1996, partially offset by $7.7 million less cash generated by the reduction of inventory during that same period. Operating activities in 1995 resulted in cash provided of $53.1 million compared to cash provided of $12.2 million in 1994 and $12.0 million in 1993. The increase in cash provided from operating activities in 1995 as compared to 1994 and 1993 was primarily generated by a $27.7 million decrease in inventory resulting primarily from the liquidation of inventory from the closed stores which exceeded the associated decrease in accounts payable.

  Investing activity was comprised primarily of capital expenditures totaling $3.6 million, $2.9 million, $10.1 million, $20.7 million and $26.6 million during the five months ended May 25, 1996 and May 27, 1995, and the years 1995, 1994, and 1993, respectively. These expenditures were primarily for the addition of new stores, which cost on average $182,000 and $173,000 to construct in 1995 and 1994, respectively, renovations of and improvements to existing stores and enhancements to the Company's management information systems. The decrease in cash used in investing activities in 1995 as compared to 1994 and 1993 was primarily due to five store openings in 1995 compared to 23 store openings in 1994 and 40 store openings in 1993. In addition, the Company used approximately $6.4 million to purchase substantially all of the assets of Georgetown Leather Design in June 1993. Capital expenditures for the period from May 26, 1996 through December 31, 1996 and for calendar 1997 are anticipated to be approximately $8.2 million and $15.1 million, respectively.

  Cash used for financing activities was $46.0 million in 1995 compared to cash provided from financing activities of $20.4 million in 1994 and $20.9 million in 1993. The cash used for financing activities in 1995 resulted from paying down outstanding intercompany debt to Melville. Wilsons' loan balance to Melville was $78.8 million at the end of 1995 compared to $124.2 million at the end of 1994 and $100.3 million at the end of 1993. As part of the Acquisition, Melville eliminated all prior indebtedness owed by the Predecessor Companies to Melville.

  Management believes that Wilsons' financial resources, including the Revolving Credit Facility, the net proceeds from the Offering and estimated cash flow from operations will be adequate to fund the Company's operations for the foreseeable future.

SEASONALITY AND INFLATION

  A majority of the Company's net sales and operating profit is generated in the peak selling period from October through December, which includes the Christmas selling season. Wilsons recorded 56.1% of its total 1995 sales in the fourth quarter of that year. For 1995, 37.3% of the Company's sales were generated during the period from the day after Thanksgiving through December
31. As a result, the Company's annual operating results have been, and will continue to be, heavily dependent on the results of its peak selling period. Net sales are generally lowest during the period from April through July, and the Company typically does not become profitable until the fourth calendar quarter of a given year. Most of the Company's stores are unprofitable during the first three calendar quarters. Conversely, nearly all of the Company's stores are profitable during the calendar fourth quarter, even those that may be unprofitable for the full year. Historically, the Company has opened most of its stores during the last half of the year. As a result, new stores opened just prior to the fourth calendar quarter produce profits in excess of their annualized profits since the stores typically generate losses in the first six months of the year.

  The following table sets forth certain unaudited financial information for Wilsons for each calendar quarter of 1994 and 1995 (and pro forma for 1995), and for the thirteen weeks ended April 27, 1996 and the fourteen weeks ended August 3, 1996 (and pro forma for such periods). In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto.

                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
                                                         (IN MILLIONS)
   Calendar 1994
     Net sales.................................  $93.0   $41.9   $68.3  $271.4
     Income (loss) from operations before
      depreciation and amortization............   (7.3)  (25.0)  (18.8)   66.1
     Income (loss) from operations.............  (12.8)  (30.6)  (24.3)   60.4
     Net income (loss).........................  (11.2)  (25.8)  (21.5)   45.9
   Calendar 1995
     Net sales.................................   93.4    47.3    62.4   259.3
     Income (loss) from operations before
      depreciation, amortization and
      restructuring charges....................  (10.0)  (17.6)  (13.4)   71.5
     Loss from operations......................  (16.1)  (22.6)  (18.9) (115.5)
     Net loss..................................  (15.2)  (20.8)  (18.3) (119.1)
   Calendar 1995 (Pro Forma) (1)
     Net sales.................................   77.8    41.1    55.6   235.2
     Income (loss) from operations before
      depreciation, amortization and
      restructuring charges....................   (4.6)  (15.3)  (11.5)   62.9
     Income (loss) from operations.............   (4.6)  (15.4)  (11.5)   62.9
     Net income (loss).........................   (3.8)  (10.3)   (8.1)   36.5
   Year Ending February 1, 1997 (2)
     Net sales.................................   66.8    41.4
     Loss from operations before depreciation
      and amortization.........................   (6.8)  (17.2)
     Loss from operations......................   (9.8)  (18.0)
     Net loss..................................   (7.2)  (11.9)
   Year Ending February 1, 1997 (Pro Forma)
    (1)(2)
     Net sales.................................   65.0    41.0
     Loss from operations before depreciation
      and amortization.........................   (6.9)  (17.2)
     Loss from operations......................   (6.9)  (17.2)
     Net loss..................................   (5.3)  (11.4)

--------

(1) See "Pro Forma Unaudited Consolidated Statements of Operations."
(2) The fourteen weeks ended August 3, 1996 represent a period which combines the results of operations of the Predecessor Companies prior to the Acquisition from April 28, 1996 through May 25, 1996, and the Company after the Acquisition from May 26, 1996 through August 3, 1996.

  The Company does not believe that inflation has had a material adverse effect on the results of operations during the past three years; however, there can be no assurance that the Company's business will not be affected by inflation in the future.

                                   BUSINESS

OVERVIEW

  Wilsons is the leading specialty retailer of men's and women's leather outerwear, apparel and accessories in the United States. In 1995, the Company had net sales of $462.4 million, representing a management-estimated 18.0% share of the $2.0 billion U.S. retail leather apparel market and a management-estimated 2.7% share of the $3.9 billion U.S. retail leather accessories market. As of October 5, 1996, the Company operated 476 stores. In addition, the Company operates a significant number of holiday stores and seasonal kiosks during its peak selling season, which for 1996 will total approximately 375 locations.

  Wilsons operates in 45 states, the District of Columbia and England under several formats including "Wilsons The Leather Experts," the Company's traditional mall-based concept which offers moderately priced merchandise, and "Tannery West" and "Georgetown Leather Design," mall-based concepts which offer more upscale merchandise. In addition to the traditional mall-based stores, as of October 5, 1996 Wilsons also operated nine airport stores that focus on selling accessories, such as gloves, handbags, wallets, briefcases, planners and computer cases, to business travelers and tourists, and eight outlet stores located primarily in outlet malls that focus on the off-price sale of clearance merchandise.

  Unlike many retailers, Wilsons designs, purchases leather for, and contracts for the manufacturing of most of the apparel and accessories sold in its stores. This vertical integration enables the Company to reduce its order lead times, respond more quickly to changing consumer preferences and fashion trends, and offer its customers a better value through consistently high quality products at competitive prices.

  On May 25, 1996, an investor group, including management, acquired the Predecessor Companies from Melville. As part of the Restructuring, management closed 156 stores that had not achieved financial return targets, wrote off an amount of goodwill and certain other non-productive assets and recorded certain related lease obligations and, in 1995, the Company recorded a restructuring charge of $134.3 million related to store closings and the write-off of goodwill and other intangibles, and an asset impairment charge of $47.9 million related to the write-off of certain assets upon the adoption of SFAS No. 121.

  Upon completion of the Offering and its transition to an independent public company, Wilsons believes that it will have the capital resources and management information systems to implement its long-term growth strategy, which emphasizes the types of stores and products that offer greater growth opportunities and higher profit margins in both existing and new distribution channels. Specifically, this long-term growth strategy calls for annual openings of approximately six to 15 traditional stores, two larger-sized mall stores and 12 to 15 airport stores commencing in 1997. In addition, the Company plans to increase the number of its holiday stores and seasonal kiosks by approximately 50 locations each per year, to commence operation of accessory-only stores, to increase the number of stores in military base PXs and leased department store units, and to open additional stores outside of the United States.

BUSINESS STRATEGY

  Wilsons' objectives are to expand its leading position as the largest specialty retailer of leather outerwear, apparel and accessories in the United States and to increase the profitability of the Company. Key elements of the Company's business strategy include:

  Promote the Company's Leather Expertise. The Company has built its image as "The Leather Experts" by offering its customers an extensive selection of affordably priced quality leather products, demonstrated by the availability of over 8,000 stock keeping units ("SKUs"). The Company believes that its image as "The Leather Experts" is enhanced when a customer enters a Wilsons store and experiences the fragrance, feel and fit of leather. The experience is further enhanced by the detailed knowledge that the Wilsons sales associates provide the customer regarding leather types, quality and care.

  Maximize Merchandising Opportunities Through Vertical Integration. Unlike many retailers, Wilsons designs, purchases leather for and contracts for the overseas manufacturing of most of the apparel and accessories sold in its stores. Wilsons' operations integrate the design of leather merchandise, the development and sourcing of new leather textures, colors and finishes, and the contract manufacturing and importation of goods to efficiently deliver merchandise to its stores. The Company believes that this vertical integration gives it several competitive advantages, including the enhanced ability to:

  . Better manage order lead times and delivery schedules

  . Change its merchandise mix and respond more rapidly to fashion trends and consumer demand

  . Purchase leather and contract for manufacturing at favorable prices

  . Schedule promotions to coincide with merchandise availability

  . Reorder faster selling merchandise within the same selling season

  Create Brand Recognition. Over 80% of Wilsons' products are sold under its proprietary brand names, including Wilsons The Leather Experts, Tannery West, Georgetown Leather Design, Berman Buckskin, Adventure Bound, Maxima, Open Road and M. Julian. This branding permits the Company to provide merchandise not sold by other retailers. In addition to its own brands, Wilsons also selectively offers designer brands such as Guess?, Jones New York, Kenneth Cole, Andrew Marc and Bosca. The combination of the Wilsons brands with these designer brands highlights to the customer the value of the Company's brands and the breadth and depth of the Wilsons selection.

  Maximize Usage of Distribution and Integrated Information Systems. The Company supports its stores with highly automated, sophisticated and integrated information systems in areas such as distribution, merchandising, marketing, human resources and finance. Management in all of these areas works closely together to make decisions on overall merchandise mix, order quantity and marketing efforts. The Company's information systems allow it to integrate its leather design and development, contract manufacturing management, merchandising, marketing and retail sales functions. The Company spent $12.6 million between 1992 and 1994 to design a highly automated distribution center which relies on high-speed sorting equipment, bar code scanning and radio frequency technologies to maintain detailed current inventory records and quickly ship products to the Company's stores. Since January 1995, the Company has spent $2.5 million to transfer its information systems from the Company's current mainframe platform to a client/server platform. The Company expects to spend approximately $2.5 million to complete the upgrade of its information systems by the end of 1997. Through utilization of the Company's information systems, the Company expects to improve the product manufacturing cycle to reduce the amount of time necessary to deliver products to the Company's customers and to be able to allocate merchandise more effectively among the Company's stores.

GROWTH STRATEGY

  Wilsons seeks to improve its operating results by enhancing customer loyalty and by gaining market share from its competitors, thereby increasing comparable store sales. The Company also intends to increase the number of its stores, improve its profitability by emphasizing higher margin products, and utilize its information systems to identify opportunities to reduce costs and more efficiently manage its merchandising, marketing and contract manufacturing programs. Key elements of this growth strategy include:

  Increase Comparable Store Sales. Wilsons has implemented programs to increase its comparable store sales. These programs include (i) utilizing fashion forward merchandise to draw customers to its stores while maintaining a very broad assortment of basic products; (ii) training the Company's sales associates as leather experts, in order to provide customers with a high level of service and knowledge and improve sales associate productivity; (iii) developing ongoing sales promotion and pricing strategies to provide customers with the opportunity to buy quality products at value prices; (iv) utilizing layaway programs to encourage customers to purchase merchandise earlier in the season, allowing the Company to determine early what merchandise will be popular, and to offer alternative financing for customers; (v) remerchandising the stores during non-peak selling seasons to emphasize less seasonal items such as sportswear and accessories; and (vi) selectively offering designer brand name merchandise such as Guess?, Jones New York, Kenneth Cole, Andrew Marc and Bosca, to highlight the value of Wilsons' proprietary brands.

  Enhance Profit Margins. Wilsons strives to increase its operating margins by
(i) shifting its product mix towards higher margin products such as accessories; (ii) utilizing the Company's information systems to improve merchandising and marketing, reduce order lead times and minimize markdowns, while offering a broad product selection; (iii) selectively utilizing more fashion forward, higher margin products to increase store traffic;
(iv) reducing operating costs through the closing of underperforming stores and the creation of greater purchasing and operating efficiencies; and (v) utilizing a small group of outlet stores to efficiently sell slower moving products.

  Increase Store Base. The Company plans to increase the number of its stores. A substantial part of this increase is expected to come from the opening of new stores utilizing the following formats:

  . Mall-Based Stores. Wilsons plans to open six to 15 new mall-based stores per year. In addition, Wilsons plans to open larger stores (approximately twice the size of a traditional store) at the rate of approximately two per year.

  . Airport Stores. High traffic business traveler and tourist locations offer significant growth opportunities for the Company. These locations generally offer more accessories and are less seasonal than traditional mall-based stores. Wilsons has opened nine airport locations since 1994 and plans to open at least 12 new airport stores per year.

  . Seasonal Concepts. Wilsons has developed the expertise required to successfully open holiday stores and seasonal kiosks that operate in malls for three to four months each year. Holiday stores temporarily occupy vacant store space in malls where the Company has no traditional store. Seasonal kiosks are generally designed to complement and enhance the operation of the traditional Wilsons store in the same mall. In 1996, Wilsons plans to open approximately 225 holiday stores and 150 seasonal kiosks. The Company believes that it can increase each of these concepts by approximately 50 locations per year.

  . New Retail Channels and Concepts. Wilsons is currently testing stores in military PXs and has tested leased locations within department stores. In addition, Wilsons plans to open accessories-only stores in the United States and additional stores of various formats outside of the United States.

  . Non-Retail Channels. Wilsons is also exploring non-retail channels such as direct mail, catalog sales, wholesale sales to other retailers and direct sales to corporations.

INDUSTRY BACKGROUND

  The retail leather apparel and accessories markets are well established in the United States. Management believes that retail sales of leather apparel and accessories in the United States have experienced significant growth in the past twenty years and were a management-estimated $5.9 billion in 1995. Management believes that a significant factor in the growth of the leather apparel and accessories industry is the increase in foreign manufacturing, particularly in the Far East. The increase in foreign sourcing, along with technical advances in hide tanning in the early 1980s, have allowed the Company to offer high-quality merchandise at lower prices to more consumers. Due in part to the popularity of the leather "bomber" jacket, retail leather apparel sales reached a peak in 1989. Mass merchandisers began selling leather during the early 1990s on a broader basis.

  However, during the early 1990s, due to adverse conditions in the retail apparel industry and changes in fashion trends, there was a downtrend in industry sales of leather apparel and outerwear in general and a consolidation of retailers selling leather apparel. The Company has emerged as the leader in the U.S. specialty retail leather apparel and accessories industry following such consolidation.

COMPANY HISTORY

  Wilsons House of Suede, Inc. ("House of Suede"), one of the Predecessor Companies, was founded in the late 1940s as a family business which established a reputation for quality leather, innovative fashion and a commitment to customer service. In the mid-1960s, House of Suede developed a strategy to make leather products an affordable purchase for the mass market. In implementing this strategy, House of Suede grew successfully through the 1970's. By 1982, when House of Suede was acquired by Melville, it had grown to a 42-store chain.

  Through the 1980s, Melville pursued an aggressive expansion strategy for the Company in order to achieve market penetration in the highly fragmented leather apparel industry. Under Melville's ownership, the Company opened or acquired between 30 and 60 stores per year and made strategic acquisitions of small regional chains, including Leather Loft and Tannery West. Through its acquisition of Bermans The Leather Experts, Inc. ("Bermans") in 1988, the Company became the leading specialty retailer of leather apparel and accessories operating nationwide. Founded in 1899, Bermans originally specialized in purchasing and selling hides and furs, and subsequently diversified into retailing. When the Company acquired Bermans, the result was a company with expertise in all areas of the leather apparel business, from design and contract manufacturing to the retail sale of quality leather apparel. By 1989, the Company had established a national presence as the leading specialty retailer of leather apparel, with over 500 traditional stores, covering substantially all of the major regional malls in the United States. This position was further reinforced by the acquisition of two additional regional chains: Snyder Leather in 1992 and Georgetown Leather Design in 1993. At the end of 1993, the Company operated its peak of 631 stores. The Company was organized in May 1996 to acquire the Predecessor Companies from Melville. See "The Acquisition," "Certain Transactions" and "Description of Capital Stock."

VERTICALLY INTEGRATED OPERATIONS

  The Company believes that a key competitive advantage is its ability to integrate the functions of its leather design and development, contract manufacturing management, merchandising, marketing and retail sales departments. These departments work closely together to make decisions on overall merchandise mix, order quantity and marketing efforts. The Company is testing information systems, which it believes will be fully operational by the end of 1997, to further integrate its key management functions. The Company believes that its integrated management and information systems give it the ability to bring leather from raw material to finished product quickly and efficiently.

  An example of the Company's integrated functions is the anticipated utilization of the Company's data on customer lifestyles and merchandise preferences. The Company currently collects point-of-sale information on its customers' names, addresses and purchase histories, which has resulted in the compilation of information on more than 4 million customers. The Company intends to use its new information systems to analyze this data for the purpose of grouping such customers into one or more customer segments. These segments are defined by demographic and socioeconomic guidelines and lifestyle characteristics, which also relate to merchandise preference. The Company's merchants will be able to use customer segment information to help design merchandise and plan orders, and make distribution and reorder decisions for each store. Wilsons' manufacturing managers located in the Far East will also be integrated into this process to ensure that new styles are tested and brought to market quickly and that strong selling merchandise is given priority within the production pipeline and sent promptly to the stores. The Company's marketing department will be able to use the customer segment information to design more tightly targeted customer promotions.

STORE FORMATS

  Wilsons is the leading specialty retailer of leather apparel and accessories in the United States. As of October 5, 1996, the Company had 476 store locations in 45 states, the District of Columbia and England, covering substantially all of the major regional malls in the United States. These stores are operated under four formats: "Wilsons The Leather Experts" (421 locations); "Tannery West" and "Georgetown Leather Design" (38 locations); airport stores (nine locations); and Wilsons Leather Outlets (eight locations).

                       STORE COUNT AS OF OCTOBER 5, 1996

                    WILSONS THE     TANNERY WEST/            WILSONS LEATHER
                  LEATHER EXPERTS GEORGETOWN LEATHER AIRPORT     OUTLET      TOTAL
                  --------------- ------------------ ------- --------------- -----
   Alabama                2                -             -           -          2
   Arkansas               1                -             -           -          1
   Arizona                3                1             -           -          4
   California            60                4             -           2         66
   Colorado               9                1             -           -         10
   Connecticut            6                2             -           -          8
   Washington,
    D.C.                  -                1             -           -          1
   Delaware               3                -             -           -          3
   Florida                3                1             -           1          5
   Georgia                8                -             3           -         11
   Idaho                  1                -             -           -          1
   Illinois              34                2             -           1         37
   Indiana               12                -             1           -         13
   Iowa                   8                -             -           -          8
   Kansas                 2                -             -           -          2
   Kentucky               4                -             -           -          4
   Louisiana              3                -             -           -          3
   Maine                  3                -             -           -          3
   Maryland              10                6             -           -         16
   Massachusetts         15                3             -           -         18
   Michigan              20                1             -           -         21
   Minnesota             12                1             1           -         14
   Missouri               4                1             -           -          5
   Nebraska               4                -             -           -          4
   Nevada                 3                -             -           -          3
   New Hampshire          5                -             -           -          5
   New Jersey            18                3             -           -         21
   New Mexico             1                -             -           -          1
   New York              33                3             -           -         36
   North
    Carolina              8                -             -           -          8
   North Dakota           4                -             -           -          4
   Ohio                  23                1             -           -         24
   Oklahoma               1                -             -           -          1
   Oregon                 3                -             -           -          3
   Pennsylvania          22                2             2           1         27
   Rhode Island           2                -             -           1          3
   South
    Carolina              1                -             -           -          1
   South Dakota           2                -             -           -          2
   Tennessee              7                -             -           -          7
   Texas                 14                -             -           -         14
   Utah                   6                -             -           -          6
   Virginia               8                4             -           1         13
   Vermont                1                -             -           -          1
   Washington            15                1             -           1         17
   West Virginia          2                -             -           -          2
   Wisconsin             15                -             -           -         15
   England                -                -             2           -          2
                        ---              ---           ---         ---        ---
     Total              421               38             9           8        476
                        ===              ===           ===         ===        ===

-------------------------------------------------------------------------------
476 Store Locations

-------------------------------------------------------------------------------
                                     LOGO
                          [MAP WITH STORE LOCATIONS]


The above map depicts the locations
of the Company's Wilsons The Leather      . Corporate Headquarters and
Experts stores (traditional and           Distribution Center
airport), Tannery West/Georgetown
Leather Design stores, and Wilsons
Leather Outlet stores as of October
5, 1996.

  Wilsons also operates two seasonal formats which are generally open during the Company's peak selling season of October through December: holiday stores (225 locations estimated for 1996) and seasonal kiosks (150 locations estimated for 1996).

 Wilsons The Leather Experts Stores.

  As of October 5, 1996, Wilsons operated 421 stores in 45 states under the "Wilsons The Leather Experts" format. These stores average approximately 2,000 square feet in size and are located nationwide, primarily in regional shopping malls. These traditional stores, which are designed to target a broad base of consumers, showcase the full range of Wilsons products, from men's and women's leather apparel (including coats, jackets and sportswear) to leather accessories (including gloves, handbags, wallets, briefcases, planners and computer cases). In 1995, Wilsons The Leather Experts stores had sales of $380.0 million, representing 82.1% of the Company's total sales; such stores averaged sales per store of $758.0 thousand and sales per square foot of $383; and apparel and accessories represented 79.4% and 20.6% of sales, respectively.

 Tannery West and Georgetown Leather Design Stores.

  As of October 5, 1996, Wilsons operated 38 "Tannery West" and "Georgetown Leather Design" stores in 17 states and the District of Columbia. These stores average approximately 1,600 square feet in size, target a slightly more upscale market than traditional Wilsons The Leather Experts stores, and are located primarily in higher-end malls. The stores are visually distinct from Wilsons The Leather Experts stores, and some malls may contain both a Wilsons The Leather Experts and a Tannery West/Georgetown Leather location. The Tannery West/Georgetown Leather stores focus more on leather accessories than Wilsons The Leather Experts stores, averaging 50% more in annual accessory sales. Management plans to broaden the exposure of its proprietary Tannery West/Georgetown Leather merchandise by selectively offering this merchandise in Wilsons The Leather Experts stores as brand-named merchandise collections. In 1995, Tannery West/Georgetown Leather stores had sales of $45.3 million, representing 9.8% of the Company's total sales; such stores averaged sales per store of $716.3 thousand and averaged sales per square foot of $437; and apparel and accessories represented 66.6% and 33.4% of sales, respectively.

 Airport Stores.

  As of October 5, 1996, Wilsons operated nine airport stores under the "Wilsons The Leather Experts" name, with seven locations in the United States and two locations in England. These stores average approximately 900 square feet in size and are designed to target business travelers and tourists. Airport stores emphasize a wide assortment of leather accessories and carry a limited assortment of leather apparel. Airport stores tend to be less seasonal, due in part to a more even flow of customer traffic during the year as compared to malls, and to an emphasis on accessories. In 1995, the airport stores had sales of $3.0 million, representing 0.7% of the Company's total sales; such stores averaged sales per store of $753.4 thousand and averaged sales per square foot of $820; and accessories and apparel represented 87.6% and 12.4% of sales, respectively. The Company currently plans to open two new airport stores during the balance of 1996, and 12 to 15 new airport stores during 1997.

 Wilsons Leather Outlet Stores.

  The Company operates eight "Wilsons Leather Outlet" stores which are located in outlet malls in the United States. These stores average approximately 4,100 selling square feet in size. The Company generally uses these stores to liquidate excess merchandise from its holiday stores and seasonal kiosks and slow selling inventory from its traditional stores, allowing the Company to more quickly introduce new merchandise into its traditional stores. In 1995, Wilsons Leather Outlet stores had sales of $12.0 million, representing 2.6% of the Company's total sales; such stores averaged sales per store of $1.6 million and averaged sales per square foot of $392; and apparel and accessories represented 84.4% and 15.6% of sales, respectively.

 Holiday Stores.

  Holiday stores were first tested in 1992. In 1995, Wilsons operated 98 holiday stores in 31 states. A holiday store is a temporary, full-size Wilsons store which is located in a vacant mall space and is operated only during October through December, the Company's peak selling season. Wilsons typically locates these stores in malls where there is not already an existing Wilsons store. These stores offer a merchandise selection similar to the traditional Wilsons The Leather Experts stores in a facility closely resembling the traditional store. Lower occupancy costs as a percent of sales result in higher operating margins for the holiday stores as compared to the full year margins of the Company's traditional stores. An additional benefit of holiday stores is the ability to test new malls where the Company is considering opening a traditional store. In 1995, holiday stores had sales of $13.8 million, representing 3.0% of the Company's total sales; such stores averaged sales per store of $141.1 thousand; and apparel and accessories represented 84.2% and 15.8% of sales, respectively. Management estimates that there will be 225 holiday stores in 42 states during the Company's peak selling season in 1996.

 Seasonal Kiosks.

  In 1992, Wilsons began to use a seasonal "kiosk" concept in order to take further advantage of the seasonality of the Company's business and provide a new distribution channel for future growth. In 1995, Wilsons operated 129 seasonal kiosks, 124 of which were in malls where Wilsons already had a traditional store. A seasonal kiosk is generally a 100 square-foot temporary unit located in the common area of a mall. Open primarily during October through December, the Company's peak holiday selling season, these locations generally offer a selected assortment of leather accessory gift items and are designed to compliment and enhance the traditional Wilsons store in the same mall. In 1995, seasonal kiosks had sales of $8.3 million, representing 1.8% of the Company's total sales; such kiosks averaged sales per store of $64.6 thousand; and accessories and apparel represented 89.7% and 10.3% of sales, respectively. Management estimates that there will be 150 seasonal kiosks in 37 states during the Company's peak selling season in 1996.

MERCHANDISING

  The Company's merchandising strategy is based on an understanding of its customer base. Wilsons' merchandising strategy focuses on increasing its market share by offering a broad assortment of quality leather apparel and accessories at affordable prices. Wilsons offers more than 8,000 SKUs of men's and women's leather apparel and leather accessories such as gloves, handbags, wallets, briefcases, planners and computer cases. The Company emphasizes proprietary brands, which generally carry higher margins than other merchandise sold by the Company, including Wilsons The Leather Experts, Tannery West, Berman Buckskin, Georgetown Leather Design, Adventure Bound, Open Road, Maxima and M. Julian. Wilsons complements its product mix by selling fashion forward designer merchandise, such as Guess?, Jones New York, Kenneth Cole, Andrew Marc and Bosca. The Company anticipates that its merchants will be able to use customer segment information (see "Vertically Integrated Operations" above) to help design merchandise and plan orders, and make distribution and reorder decisions for each store.

  Key elements of the Company's merchandising strategy include:

  . Selection--Wilsons offers its customers an extremely broad and deep selection of leather apparel and accessories. Management believes that the Company's traditional stores offer significantly more SKUs than do those of its competition (e.g., department stores, specialty stores, mass merchandisers).

  . Style--The Company's use of proprietary brands is designed to translate identified market trends into highly-focused leather apparel and accessory assortments. The Company tests new designs on a limited basis and reorders fast-selling goods in time for the peak weeks of its selling season.

  . Value--The Company strives to deliver its fashion-oriented, high-quality merchandise at affordable prices, creating a strong sense of value. The Company believes that its fully integrated product sourcing capability enables it to offer lower prices than its competitors for merchandise of comparable quality.

  Wilsons has increased its emphasis on accessories including gloves, handbags, wallets, briefcases, planners and computer cases, due in part to their higher margins as compared to leather apparel, and has increased both the number of SKUs and the amount of floor space allocated to accessory presentation in the stores. As a result, accessories sales have grown as a percentage of the Company's sales from 11.9% in 1991 to 23.1% in 1995. Over the same period, men's apparel sales have decreased as a percentage of the Company's sales from 46.8% to 42.5%, and women's apparel sales have decreased from 41.3% to 34.4%.

PRODUCT DESIGN, DEVELOPMENT AND SOURCING

  Wilsons' product offerings are highly dependent on the Company's ability to identify fashion trends for Wilsons' customers, develop new leather finishes and closely monitor the sourcing of its merchandise. Wilsons' buyers and designers are trained to anticipate fashion trends and to translate such trends into leather products appealing to the Wilsons customer. Such designers and buyers also work closely with tanneries in identifying and developing leather colors and finishes. Technical advancements in leather tanning have allowed the Company to use a variety of leathers to achieve the look and feel of more expensive leathers.

  In addition to its leather development expertise, the Company believes that a significant competitive advantage is its expertise and ability in managing the sourcing of its leather apparel and accessories. In 1995, Wilsons contracted for the manufacture of approximately 2.2 million leather garments, making it the largest leather apparel purchaser in the world. The high volume of leather purchased by the Company and its contract manufacturers, and the volume of merchandise acquired by the Company from its contract manufacturers, allow the Company to benefit from better pricing and faster delivery. Management believes that the volume of finished goods purchased from the contract manufacturers enables the Company to secure sufficient manufacturing capacity without having the added cost of establishing its own manufacturing facilities.

  The Company has developed an infrastructure in the Far East that allows the Company to control merchandise production without owning manufacturing facilities or extensively utilizing third-party wholesalers. The Company's contract manufacturing managers located in China, Indonesia, Hong Kong and South Korea, and contract agents in India, are primarily responsible for managing the production and quality control process in overseas factories and the shipping of the merchandise to the United States. Such management includes inspecting leather at the tanneries, coordinating the production capacity, matching of product samples to Wilsons' technical specifications and providing technical assistance and quality control through inspection in the factories.

  The Company's merchandising department works closely with the Company's contract manufacturing managers to make order and reorder decisions on merchandise. Since 1992, the Company has reduced its sourcing time from approximately 120 days to approximately 90 days. The reduced time allows the Company to analyze sales of certain merchandise and reorder better selling merchandise in time for the weeks of its peak selling season. Management believes that this strategy results in more efficient inventory management and reduced need for markdowns on merchandise at the end of the Company's peak selling season.

  Due in large part to its overseas infrastructure, the Company has developed the technology and capability to shift its contract manufacturing to various countries of the Pacific Rim, depending on labor availability and costs and the availability of leather and other raw materials. In 1989, Wilsons received approximately 90% of its leather apparel sourced overseas from South Korean vendors. Since that time, the Company implemented its strategy of shifting production to lower cost countries, such as China, from which the Company sourced over 60% of its leather apparel in 1995, and Indonesia and India, from which the Company purchased approximately 16% and 7%, respectively, of its leather apparel in 1995. As a result, South Korean sourcing was reduced to below 5% in 1995. However, South Korean tanneries continue to provide a substantial portion of the Company's tanned leather which is used in the manufacturing process.

MARKETING AND ADVERTISING

  Wilsons targets promotions to its customers through a combination of in-store graphics displays, direct mail pieces and newspaper, radio and television advertising. These event-driven promotional activities are designed to emphasize Wilsons' broad assortment of quality, fashionable merchandise and to build consumer awareness of Wilsons as "The Leather Experts." In 1995, Wilsons spent approximately $6.6 million on national cable television, local television and local radio advertising and other media in an attempt to reach a majority of its target audience at least three times during its key selling season, and the Company anticipates spending $5.8 million on advertising in 1996.

  The Company's layaway program is a key marketing strategy designed to build sales. The layaway program represented 15.1% and 20.3% of the Company's net sales in 1995 and 1994, respectively. The layaway program is designed to: (i) commit the Company's customers to buy coats early in the season, frequently before such coats are needed; (ii) allow the Company to receive an early read on fast-selling styles and important sales trends, enabling the Company to reorder these styles and capitalize on the trends during its key holiday selling season; (iii) make purchases of the Company's leather apparel affordable to a wider range of customers; and (iv) bring the customer back to the store several times before the layaway merchandise is picked up, offering the Company multiple selling opportunities.

  In addition, the marketing department uses the Company's in-house database which includes data on over 4 million customers. The marketing department regularly analyzes this data, communicating customer information to each area of the business, and attempts to identify key activities in the business which should incorporate customer segmentation information (e.g., marketing, merchandising and store locations). In addition, Wilsons conducts marketing research of Wilsons' and non-Wilsons' leather purchasing consumers to gain additional knowledge of consumer behavior. It is anticipated that the Company's marketing department will be able to use the customer segment information (see "Vertically Integrated Operations" above) to employ more tightly targeted customer promotions.

DISTRIBUTION

  All of the Company's merchandise is shipped directly from the Company's contract manufacturers located in the Far East to the Company's state-of-the-art 289,000 square foot distribution center located at the Company's headquarters in Brooklyn Park, Minnesota. Between 1992 and 1994, the Company spent approximately $12.6 million to redesign and automate its distribution center. The distribution center is equipped with high speed sorting equipment and radio frequency hand-held computer scanners for bar code scanning and merchandise control. The distribution center is owned by the Company.

  The distribution center is designed to receive 200,000 garments and one million units of accessories and ship in excess of 500,000 combined units of garments and accessories per week in a single shift operation. Approximately 41% of the merchandise that is received in the distribution center is directly sent out to the Company's stores through cross-docking, which allows for minimal handling, storage and reduced expense. Additional merchandise is stored in the distribution center to replenish merchandise, to build inventory for the Company's peak selling season and stock key styles. On average, each store is shipped merchandise one to three times a week, depending on the season and sales volume in each store. Airport stores are shipped merchandise daily. Each store receives a shipment approximately two to three days after the merchandise is shipped from the distribution center. The Company believes that the distribution center will enable it to service its stores and needs for the foreseeable future. The Company occasionally leases temporary distribution locations on a short-term basis to facilitate stocking of its seasonal kiosks.

CUSTOMER SERVICE

  In addition to advertising and promotions which are designed in part to reinforce Wilsons image with its customers as "The Leather Experts", the Company emphasizes sales associate training and customer service. Wilsons' associates are trained on an ongoing basis through the use of merchandise videos and information packets, customer service tip cards and on-the-job sales evaluations. The training is designed to develop each sales associate's knowledge of Wilsons' service standards, the different kinds of leather and leather finishes, how to best care for the different types of leather, and how to perform many minor repairs in the store for the customer, free of charge.

  Wilsons monitors customer service through a customer comment card program, direct survey of customers who return merchandise and a system that tracks all calls and letters sent to the corporate office. Wilsons periodically holds customer focus group sessions with customers nationwide. All issues relating to policy, procedure or merchandise are frequently reviewed to improve service and quality.

  Wilsons offers many services that are important to its customers. Key services include a 14-day price guarantee, alterations service for major alterations and repairs, a layaway program and a return policy on unworn merchandise.

MANAGEMENT INFORMATION SYSTEMS

  As part of the Company's strategic plan, Wilsons made a significant commitment to upgrade its information systems and computer hardware and to improve the computer skills of its associates. The major components of the plan include converting from the Company's existing mainframe platform to a client/server platform, and implementing new merchandising, financial and human resources information systems. By the end of 1997, Wilsons believes it will have completed its systems conversion to the client/server platform. Once fully operational, management believes that these systems will allow greater flexibility in anticipating future business needs, broader and quicker access to information at all relevant levels of the organization, stronger analytical tools for understanding sales and operating trends, and increased customer information and availability to such information (see "Vertically Integrated Operations" above with regard to the anticipated use of customer segment information that the new information systems will facilitate). Management believes that system integrity will be enhanced and, as a result, inventory accuracy and management will improve, providing Wilsons with the opportunity to better control its merchandise flow from the factories to the stores. In conjunction with the foregoing, Wilsons has spent $2.5 million since January 1995 on such upgrades and improvements and expects to spend an additional $2.5 million to complete the upgrades by the end of 1997.

  The Company's automated point-of-sale registers in all stores capture customer transactions by SKUs that are transmitted electronically to the headquarters' computer, updating other systems with critical sales and customer information to replenish stores and determine reorder quantities, to modify merchandise allocation plans tailored to regional sales patterns and to establish marketing promotions targeted to particular customer segments. To assist in the operation of each store, the Company utilizes a PC-based paperless communication system that permits daily communications of advanced shipment notices, and electronic tracking of inventory transfers between locations and supplies ordering. Each store uses computer-based interview systems for new hiring.

  Pending full implementation of the new information systems, Wilsons' financial and human resource information systems are based on a mainframe computer platform. Merchandise information systems receive information daily from the point-of-sale registers and are updated with order information from the production department on the progress and timing of orders and merchandise received in the Company's distribution center. Wilsons recently implemented a new merchandise planning application that enhances analytical capabilities and increases flexibility in planning sales, inventory and gross margin. Wilsons' merchandising department utilizes an international computer network to communicate purchase order information from the Company's merchandising system to its overseas personnel, in order to provide continual information updates to allow for managing leather inventories and contract manufacturing capacity planning. Garment design and specifications are controlled through a computer-aided design system that distributes pattern and specification information to the Company's contract manufacturing managers and designers to ensure production consistency among the Company's contract manufacturers. Wilsons' financial control systems provide daily information on store point-of-sale transactions, inventory transfers and cash deposits and disbursements.

COMPETITION

  The retail leather apparel and accessory industry is highly competitive. Management believes that the principal bases upon which the Company competes are selection, price, style, quality, store location and service. With a management-estimated 18.0% share of leather apparel sales in the United States in 1995 and 2.7% share of the U.S. leather accessories market in 1995, Wilsons is a national leader in the specialty retail leather apparel and accessories market. Wilsons' most significant competitor is J.C. Penney in addition to other specialty retailers (e.g., The Limited and The Gap), department stores (e.g., Macy's, Dayton's and Nordstroms), mass merchandisers (e.g., Sears and J.C. Penney) and discounters (e.g., Wal-Mart and Kmart).

  Wilsons believes that its broad merchandise selection, value and customer service enable it to compete effectively. Many of the Company's competitors are, however, larger and have greater financial resources than Wilsons, and there can be no assurance that the Company will be able to compete successfully in the future. Furthermore, while Wilsons believes it competes effectively for favorable site locations and lease terms, competition for prime locations within successful malls is intense.

PROPERTY

  As of October 5, 1996, Wilsons operated 475 leased store locations and one owned store location. Substantially all of Wilsons' stores were located in regional shopping malls. Store leases with third parties are typically seven to ten years in duration. In most cases, each store pays an annual base rent plus a contingent rent based on the store's annual sales in excess of a specified threshold. Substantially all leases which Wilsons has previously entered into have been guaranteed by an affiliate of Melville. New store leases which Wilsons is currently entering into or will enter into in the future will not be guaranteed by Melville or an affiliate of Melville, and, with respect to existing store leases, Wilsons is obligated, pursuant to the Sale Agreement (as hereinafter defined), to use commercially reasonable efforts to remove the affiliate of Melville as a guarantor.

  The Company owns its distribution center.

LITIGATION

  The Company is involved in various routine legal proceedings incidental to the conduct of its business. Although the outcome of these matters cannot be determined, management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

TRADEMARKS

  Wilsons conducts its business under various trade names, trademarks and service marks in the U.S., including Wilsons The Leather Experts, Tannery West, Georgetown Leather Design, Berman Buckskin, Adventure Bound, Maxima, Open Road and M. Julian, and has registered several trade names and trademarks in the United Kingdom. Although Wilsons does not believe that its operations are dependent upon any of its service marks or its trade name, Wilsons considers its "Wilsons The Leather Experts" name to be valuable to its business.

EMPLOYEES

  As of October 5, 1996, Wilsons had approximately 4,200 employees. Wilsons also employs additional seasonal employees, which results in approximately 4,000 additional sales associates during the peak selling season (from October through December). Wilsons considers its relationships with its employees to be good.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the directors and executive officers of the Company as of August 31, 1996:

 NAME                                   AGE POSITION
 ----                                   --- --------
 Joel N. Waller........................ 57  Chairman of the Board of Directors and
                                             Chief Executive Officer
 David L. Rogers....................... 53  President, Chief Operating Officer and Di-
                                             rector
 Carol S. Lund......................... 44  Executive Vice President and General Mer-
                                             chandise Manager
 W. Michael Bode....................... 51  Vice President, Manufacturing
 Betty Goff............................ 39  Vice President, Human Resources
 Jed Jaffe............................. 42  Vice President, Store Sales
 David B. Sharp........................ 49  Vice President, Marketing
 Daniel R. Thorson..................... 37  Treasurer and Director, Business Planning
                                             and Analysis
 David J. Tidmarsh..................... 44  Vice President, Information Systems and
                                             Strategies, Chief Information Officer and
                                             Logistics
 Douglas J. Treff...................... 39  Vice President, Finance, Chief Financial
                                             Officer and Assistant Secretary
 Thomas R. Wildenberg.................. 38  Chief Accounting Officer and Controller
 Lyle Berman........................... 55  Director
 Thomas J. Brosig...................... 47  Director
 Morris Goldfarb....................... 45  Director

  All of the above-named officers have held the noted office with the Company, and all directors have served in that capacity, since May 1996.

  Joel N. Waller has served as Chairman and Chief Executive Officer of the Company since April 1992. In 1983, Melville hired Mr. Waller as President of Wilsons. Prior to joining Wilsons, Mr. Waller served in several capacities at Bermans, including Senior Vice President-General Merchandise Manager from 1980 to 1983, Division Merchandise Manager from 1978 to 1980 and Buyer from 1976 to 1978. He currently serves on the Board of Directors of Grand Casinos, Inc., Rainforest Cafe, Inc. and Damark International, Inc.

  David L. Rogers has served as President and Chief Operating Officer of the Company since April 1992. In 1989, Mr. Rogers joined Wilsons as Executive Vice President and Chief Operating Officer when Bermans was acquired by Wilsons. Mr. Rogers served as Chief Operating Officer of Bermans from 1984 to 1989 and Chief Financial Officer of Bermans from 1980 to 1984. Mr. Rogers currently serves on the Board of Directors of Grand Casinos, Inc. and Rainforest Cafe, Inc.

  Carol S. Lund has served as Executive Vice President and General Merchandise Manager of the Company since March 1994. Ms. Lund served as Executive Vice President for the Snyder Leather division from 1992 to 1994, as Senior Vice President and General Merchandise Manager of the Company from 1987 to 1992 and as Vice President and General Merchandise Manager of the Company from 1983 to 1987. Prior to joining Wilsons, she was Divisional Merchandise Manager for Bermans from 1981 to 1983 and a buyer for Bermans from 1976 to 1981.

  W. Michael Bode has served as Vice President, Manufacturing of the Company since 1987. Mr. Bode served as Director of Manufacturing from 1985 to 1987, as Divisional Merchandise Manager of Outerwear from 1982 to 1985 and as Regional Director of Stores of the Company from 1981 to 1982.

  Betty Goff has served as Vice President, Human Resources of the Company since February 1992. Ms. Goff served as Director of Executive Recruitment and Placement of the Company from October 1987 to February 1992.

  Jed Jaffe has served as Vice President, Store Sales of the Company since January 1996. Mr. Jaffe served as Vice President Strategic Planning from January 1995 to December 1995, as Vice President/General Manager of Snyder Leather from March 1994 to December 1994, as Merchandise Manager of Snyder Leather from November 1993 to February 1994, as Eastern Zone Sales Vice President from January 1993 to October 1993, as President of Tannery West from October 1992 to January 1993 and as Director of Manufacturing of the Company from October 1991 to September 1992. Prior to joining Wilsons, Mr. Jaffe served as General Merchandise Manager of Henry Birks Jewelers, a jewelry store chain, from 1990 to 1991.

  David B. Sharp has served as Vice President, Marketing of the Company since May 1995. Prior to joining Wilsons, Mr. Sharp held several positions from 1981 to 1995 at Lever Brothers Company, a consumer products company, most recently as Senior Vice President of Marketing from 1989 to 1995.

  Daniel R. Thorson has served as Treasurer of the Company since May 1996 and as Director of Business Planning since October 1995. Prior to joining Wilsons, Mr. Thorson held several positions from 1981 through 1995 at Northwest Airlines, Inc., an airline company, most recently as Director of Finance and Administration, Pacific Division, based in Tokyo, Japan from July 1991 to June 1995.

  David J. Tidmarsh has served as Vice President, Information Systems and Strategies of the Company and Chief Information Officer since February 1994 and as Vice President, Logistics since May 1996. Mr. Tidmarsh served as Director of Business Systems Process Engineering of the Company from September 1993 to February 1994. Prior to joining Wilsons, he served as Chief Operating Officer for Page-Com Inc., a direct mail marketing and telecommunications company, from May 1992 to September 1993 and Vice President of Logistics for Pier 1 Imports, from 1989 to 1992.

  Douglas J. Treff has served as Vice President, Finance since January 1993 and as Chief Financial Officer and Assistant Secretary of the Company since May 1996. Mr. Treff served as Controller of the Company from September 1992 to January 1993 and as Director of Financial Planning and Analysis of the Company from May 1990 to September 1992.

  Thomas R. Wildenberg has served as Controller since October 1994 and as Chief Accounting Officer of the Company since May 1996. Prior to joining Wilsons, Mr. Wildenberg held several positions from 1990 through 1994 at Woman's World Shops, Inc., a retail apparel company, most recently as Director of Finance/Controller from June 1990 to October 1994.

  Lyle Berman is a member of the Company's Board of Directors. Mr. Berman has served as Chief Executive Officer and Chairman of the Board of Directors of Grand Casinos, Inc., a gaming company, since October 1990, and as Chief Executive Officer and Chairman of the Board of Directors of Rainforest Cafe, Inc., a restaurant/retail company, since February 1994. From January 1989 through September 1991, Mr. Berman served as a consultant to Wilsons. Mr. Berman served as the President and Chief Executive Officer of Bermans from 1978 until it was acquired by Wilsons in 1988. Mr. Berman is also Chief Executive Officer and Chairman of the Board of Directors of Stratosphere Corporation, Chairman of the Board of Directors of Innovative Gaming Corporation of America and a director of G-III Apparel Group, Ltd. ("G-III") and New Horizon Kids Quest, Inc.

  Thomas J. Brosig is a member of the Company's Board of Directors. Mr. Brosig has served as President of Grand Casinos, Inc. since September 1996. Mr. Brosig also served as Executive Vice President--Investor

Relations and Special Projects of Grand Casinos, Inc. from August 1994 to September 1996, as Secretary of Grand Casinos, Inc. from its inception until May 1995, as its President from May 1993 to August 1994, as its Chief Operating Officer from October 1991 until May 1993 and as its Chief Financial Officer from its inception until January 1992. Mr. Brosig is also a director of G-III and Game Financial Corporation.

  Morris Goldfarb is a member of the Company's Board of Directors. Mr. Goldfarb serves as director, President and Chief Executive Officer of G-III, a leather and non-leather apparel manufacturer, a director of Grand Casinos, Inc. and a director of Panasia Bank. Mr. Goldfarb has served as either the President or a vice president of G-III and its predecessors since its formation in 1974.

  Directors of the Company are elected by the shareholders at each annual meeting to serve until the next annual meeting of the shareholders or until their successors are duly elected and qualified. Executive officers of the Company are chosen by and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMMITTEES

  The Company's Board of Directors has established compensation and audit committees (respectively, the "Compensation Committee" and the "Audit Committee") whose members are appointed by the Company's Board of Directors. The Compensation Committee has the responsibility of granting or making recommendations to the Board of Directors concerning employee stock options, bonuses and other compensation. The Compensation Committee members are Thomas Brosig and Morris Goldfarb. The Audit Committee has the responsibility of meeting with management and the Company's independent auditors to review the general scope of audit coverage, including consideration of the Company's accounting practices and procedures and system of internal accounting controls, discussing the meaning and significance of the audited financial results and reporting to the Board of Directors with respect thereto. The Audit Committee will also recommend to the Board of Directors the appointment of the Company's independent auditors. The Audit Committee members are Lyle Berman, Thomas Brosig and David Rogers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Thomas Brosig, a director of the Company, is a member of the Board's Compensation Committee. Mr. Brosig is also the President of Grand Casinos, Inc. Joel N. Waller, Chairman of the Board of Directors and Chief Executive Officer of the Company, and David L. Rogers, President, Chief Operating Officer and Director of the Company, are both members of the Compensation Committee of the Board of Directors for Grand Casinos, Inc.

EXECUTIVE COMPENSATION AND EMPLOYMENT CONTRACTS

  The Company was incorporated in 1996. Therefore, the requirement for prior years' information regarding executive compensation for the Chief Executive Officer of the Company, and the next four most highly compensated executives of the Company, is not applicable. The Company has entered into employment agreements with Joel Waller, as Chairman and Chief Executive Officer, and David Rogers, as President, through May 25, 2000 (the "Employment Agreements"). The Employment Agreements are identical in all material respects, except for job responsibilities which are consistent with Messrs. Waller's and Rogers' titles. Under the terms of the Employment Agreements, Mr. Waller and Mr. Rogers each receive a base salary of $380,000 per year, or such higher amount as is determined by the Board (prorated for any partial employment year). In no event may the Board of Directors reduce Messrs. Waller's and Rogers' base salary for any year below the greater of $380,000 or the amount of base salary paid by the Company to Messrs. Waller and Rogers for the immediately preceding year. Messrs. Waller and Rogers will each be entitled to participate in the Incentive Plan (as hereinafter defined). Mr. Waller and Mr. Rogers are each eligible to receive an annual bonus based on the Company's performance. Their respective bonuses for the current year could range from zero to $266,000 (i.e., 0% to 70% of their base salary), depending on the Company's performance in relation to set performance targets. The employment of each of Mr. Waller and Mr. Rogers under their respective Employment Agreements will end only upon termination by the Company with or without Cause (as defined in the Employment Agreements), upon death or Disability (as defined in the Employment Agreements), upon expiration of the employment term or upon resignation. Upon termination of employment, Mr. Waller or Mr. Rogers generally will be entitled to receive his base salary through the date of termination (or through the end of the employment period if termination by the Company occurred without Cause or resignation by the employee occurred with Good Reason (as defined in the Employment Agreements)), any amounts earned but not paid under the Incentive Plan for a completed Plan Year (as defined in the Incentive Plan) and, in certain circumstances, a pro rata portion of his Incentive Plan payment for the year in which termination occurs, plus continuation of certain health, life and disability insurance benefits. See "Employee Benefit Plans" below.

  The next three most highly compensated executives are Carol S. Lund, David
B. Sharp and Jed Jaffe. Ms. Lund, Mr. Sharp and Mr. Jaffe are expected to be paid base salaries at the annual rate of approximately $240,000, $208,000 and $180,000 per year, respectively, and annual bonuses ranging from zero to $134,400, $108,160, and $93,600, respectively, depending on the Company's performance in relation to set performance targets. See "Employee Benefit Plans" below.

  Pursuant to the Restricted Stock Agreement dated as of May 25, 1996, Joel N. Waller, David L. Rogers, Carol S. Lund, David B. Sharp and Jed Jaffe purchased, respectively, 334,819.8, 334,819.8, 48,594.6, 48,594.6 and 40,495.5
shares of the Company's Restricted Stock at its then fair market value of $.60 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Certain Transactions--Restricted Stock Agreement." No options have been granted to these five most highly compensated executive officers.

EMPLOYEE BENEFIT PLANS

  The Company has an Executive and Key Management Incentive Plan (the "Incentive Plan"), a 401(k) defined contribution Profit Sharing Plan (the "401(k) Plan") and the 1996 Option Plan for the benefit of its employees.

  The Incentive Plan provides for an annual incentive award designed to motivate and reward key home office and distribution center associates. Eligible participants include the Chairman, President, all Vice Presidents and certain other key personnel. Cash awards, which range from 0% to 200% of the payout level, are based on actual results measured generally against pre-established corporate financial objectives for consolidated earnings, before federal and state income taxes, of the Company and its direct and indirect subsidiaries.

  Under the 401(k) Plan, employees are entitled to make vested contributions of up to 15% of their compensation (10% for those employees whose compensation in the previous year exceeded $55,000) in lieu of receiving such amounts as taxable compensation, subject to statutory limitations. Certain matching contributions may be made by the Company, which vest after five years of service, or at age 65 regardless of service, or upon the death of the employee. The 401(k) Plan also allows the Company to make discretionary profit sharing contributions, which are also subject to the vesting requirements.

  The purpose of the 1996 Option Plan is to aid in maintaining and developing personnel capable of assuring the future success of the Company by affording them an opportunity to acquire a proprietary interest in the Company through stock options. Options granted under the 1996 Option Plan may be either incentive stock options ("ISOs"), as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options ("NSOs"). Subject to certain adjustments, the maximum number of shares of Common Stock available for issuance under the 1996 Option Plan is 1,000,000 shares. Employees of the Company, or any parent or subsidiary thereof, including employees who are directors or officers, are eligible to receive ISOs and NSOs under the 1996 Option Plan. Directors of, and consultants and advisors to, the Company who are not employees of the Company, or any parent or subsidiary thereof, are eligible to receive NSOs under the 1996 Option Plan. As of August 31, 1996, the Company had granted options covering an aggregate of 195,480 shares of Common Stock at an exercise price of $4.44 per share. Such options will vest, cumulatively, on a pro-rata basis on each of the first, second and third anniversaries of the date of grant, subject to the possible acceleration of vesting in certain circumstances.

RESTRICTED STOCK AGREEMENT

  On May 25, 1996, the Company entered into a restricted stock agreement (the "Restricted Stock Agreement") with certain managers of the Company, including all of the five most highly compensated executive officers. The Restricted Stock Agreement sets forth the vesting schedule for the Restricted Stock purchased by such managers. See "Certain Transactions--Restricted Stock Agreement."

DIRECTOR COMPENSATION

  The Company does not anticipate paying cash compensation in the near term to members of the Board of Directors for their services as directors. On June 26, 1996, the Company granted an option for 10,800 shares of Common Stock to Thomas J. Brosig at an exercise price of $4.44 per share. Such option will vest, cumulatively, on a pro rata basis on each of the first, second and third anniversaries of the date of grant if such optionee continues as a director, subject to the possible acceleration of vesting in certain circumstances.

                             CERTAIN TRANSACTIONS

  The following are summaries of the material terms of certain agreements. Copies of these agreements are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries do not purport to be complete and are qualified in their entirety by the terms of such agreements.

RESTRICTED STOCK AGREEMENT

  On May 25, 1996, the Company entered into the Restricted Stock Agreement with certain managers of the Company (the "Managers"), including Joel N. Waller, the Chairman, Chief Executive Officer and a director of the Company, and David L. Rogers, the President and a director of the Company. The Restricted Stock Agreement provides that 1,080,000 shares of the Company's Common Stock (herein called the "Restricted Stock") purchased by the Managers for $.60 per share will vest (i) up to 20 percent each year during a five-year performance period if the Company achieves certain earnings targets that are determined by the Board (plus potential catch-up vesting for years in which the Company fails to achieve its targets); (ii) immediately upon payment or prepayment of the Note in full at any time on or prior to December 31, 2000;
(iii) immediately upon any partial prepayment of the Note at any time prior to December 31, 2000, but only that portion of the originally purchased shares of Restricted Stock equal to the portion of the Note that has been repaid as of such date will vest; (iv) immediately upon the death, Disability (as defined in the Restricted Stock Agreement) or Retirement (as defined in the Restricted Stock Agreement) of the Manager that purchased such Restricted Stock; and (v) upon the occurrence of a Change in Control (as defined in the Restricted Stock Agreement), subject to the written consent of Melville to such Change in Control as long as the Note remains outstanding. Additionally, Messrs. Waller's and Rogers' Restricted Stock will vest upon the termination without Cause (as defined in the Restricted Stock Agreement) of Mr. Waller or Mr. Rogers, or the termination by Mr. Waller or Mr. Rogers of his employment as a result of the Company breaching terms of their respective Employment Agreements.

  The Company will purchase from the Managers any shares of Restricted Stock that have not vested by the end of the five-year performance period at a price per share equal to the $.60 per share. To the extent any shares of Restricted Stock have not vested by the end of the five year performance period, the Manager Warrant held by Melville becomes exercisable for such number of unvested shares.

  The Restricted Stock is subject to the terms of the Shareholder Agreement, which, among other restrictions, includes prohibitions on transfers of Restricted Stock prior to vesting. Except for these restrictions, each Manager and his or her permitted transferees have all rights of a shareholder and record owner. Each Manager is responsible for any taxes and other sums required by law to be withheld by the Company in respect of the Restricted Stock.

  The Company did not recognize any compensation deduction for tax purposes in connection with the issuance of the Restricted Stock. For accounting purposes, the Company will be required to record charges to earnings equal to the difference between the fair market value of the Restricted Stock on the date such Restricted Stock vests and the original purchase price of the Restricted Stock, which was $.60 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGISTRATION RIGHTS AGREEMENT

  On May 25, 1996, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the Managers, Melville and Limited Partnership I and its partners (the "Partners"). The Registration Rights Agreement provides that, subject to certain limitations, (i) at the expense of the holders thereof, holders of a majority of the aggregate principal amount of the Note (the "Note Holders"), holders of a majority of the Melville Warrant (the "Warrant Holders"), and, to the extent exercisable, after April 30, 2001, holders of a majority of the Manager Warrant (the "Manager Warrant Holders"), respectively, each will have three demand registration rights for the Note, the Melville Warrant and the shares underlying the Manager Warrant, for registration of such securities under the Securities Act, and (ii) at the Company's expense, at any time after six months following the closing of the Offering (but no later than May 25, 2007), holders of a majority of the number of outstanding shares of Common Stock initially held by the Partners will have two demand registration rights for such shares of Common Stock, and unlimited demands for registration on Form S-3, if the Company can use that form, for registration of such shares under the Securities Act. The Company is prohibited from granting to any other holder of its securities (other than holders of Common Stock), whether currently outstanding or issued in the future, any incidental (piggyback) registration rights with respect to any registration statement filed pursuant to any such demand registration. Subject to certain limitations and customary cutbacks as reasonably determined by any underwriter, if the Company proposes to register any of its Common Stock or the Melville Warrant under the Securities Act, the Company will provide the Warrant Holders and certain holders of its Common Stock (the Managers, Limited Partnership I, the Partners and certain permitted transferees) with the opportunity, pursuant to piggyback registration rights, to participate in such public offering. Registration rights relating to the Common Stock expire upon
(i) certain transfers of such stock to a third party, and (ii) such Common Stock becoming available for sale pursuant to Rule 144(k) of the Securities Act.

  The Registration Rights Agreement further provides that, if Melville desires to transfer all or part of the Note or the Melville Warrant to a third party in a bona fide arm's length transaction or proposes to register all or part of the Note or the Melville Warrant pursuant to the Registration Rights Agreement, Melville must give written notice to Joel N. Waller and David L. Rogers, individually and on behalf of the other Managers, to Limited Partnership I and the Partners and, in the case of a proposed sale or registration of the Melville Warrant, to the Company (the "Parties"). Such written notice will constitute an offer by Melville to sell the Melville Warrant, and with respect to all Parties other than the Company, the Note to the Parties. If the Parties fail to accept Melville's offer after a set time, Melville will then have the right to effect a transfer to a third party of, or to require the registration of all of, the Notes or Melville Warrant, subject to certain terms and conditions.

SHAREHOLDER AGREEMENT

  On May 25, 1996, the Company entered into a shareholder agreement (as amended, the "Shareholder Agreement") with Limited Partnership I, Limited Partnership II, the Partners, Waller and Rogers (as defined in the Shareholder Agreement) and the Managers (other than Waller and Rogers, each a "Manager Shareholder") (all such holders being collectively referred to as the "Shareholders"). The Shareholder Agreement subjects the shares of the Company's Common Stock and Series A Preferred (the "Subjected Shares") held by the Shareholders to significant restrictions on transfer. Generally, except as otherwise provided in the Shareholder Agreement, no person (other than the Company) who is a party to the Shareholder Agreement is permitted, directly or indirectly, to Dispose (as defined in the Shareholder Agreement) of any Subjected Shares.

  Generally, upon the occurrence of the Termination (as defined in the Shareholder Agreement) of a Manager Shareholder without Cause (as defined in the Shareholder Agreement), first Waller and Rogers, then the Company and finally the other Shareholders pro rata would have the option (or obligation in the case of the Company to the extent it has funds legally available therefor) to purchase such Manager Shareholder's unvested Restricted Stock at the original purchase price. Upon the occurrence of a Termination by Waller or Rogers without Good Reason (as defined in the Shareholder Agreement), a Termination by a Manager Shareholder, or a Termination of Waller, Rogers or a Manager Shareholder with Cause (as defined in the Shareholder Agreement), first Waller and Rogers (to the extent they are not the terminated or resigning parties), then the Company and finally the other Shareholders pro rata would have the option to purchase such Manager's unvested Restricted Stock at the lower of the original purchase price or the Fair Market Value (as defined in the Shareholder Agreement).

  Upon the occurrence of a Repurchase Event (as hereinafter defined), first Waller and Rogers, then the Company and finally the other Shareholders pro rata would have the option to purchase such Manager's unrestricted stock at the Fair Market Value, provided that, if the Repurchase Event occurs as a result of the Termination by a Manager Shareholder on or prior to May 25, 2001, or a Termination by Waller or Rogers without Good Reason on or prior to May 25, 2001, or a Termination of Waller, Rogers or a Manager Shareholder with Cause, the purchase price of such unrestricted stock would be the lower of the original purchase price or Fair Market Value on the date of such Repurchase Event and the Company will have an option, and not an obligation, to purchase such unrestricted stock. "Repurchase Event" means the death, Disability, Retirement (as such terms are defined in the Shareholder Agreement) or Termination of or by a Manager Shareholder, or the Termination by Waller or Rogers without Good Reason on or before May 25, 2001, or the Termination of Waller or Rogers with Cause.

  Upon the occurrence of the death, Disability or Retirement of Waller or Rogers, the termination of Waller or Rogers without Cause, the Termination by Waller or Rogers with Good Reason or the Termination by Waller or Rogers after May 25, 2001 with or without Good Reason, Waller or Rogers (or such individual's estate) would have the right either to retain his Common Stock or to offer to sell his Common Stock first to Waller (if Rogers or his estate is selling such stock) or Rogers (if Waller or his estate is selling such stock), then the Company and finally the other Shareholders pro rata, who would each, in order, have the option to purchase such Common Stock at Fair Market Value.

  Generally, if any Shareholder desires to Dispose of any Subjected Shares (other than Dispositions of unvested Restricted Stock, which are prohibited) to any Third Party (as defined in the Shareholder Agreement) other than a Permitted Transferee (as defined in the Shareholder Agreement), first Waller and Rogers (to the extent they are not the selling Shareholder), then the Company and finally the other Shareholders pro rata would have the option to buy such shares at the price such Third Party is willing to pay (if the transfer is for value) or at the original purchase price (if the transfer is other than for value); provided that (i) if Waller and Rogers desire to Dispose of any Subjected Shares, Messrs. Berman and Goldfarb would have the opportunity to purchase such stock before the Company, (ii) if Melville desires to Dispose of any Subjected Shares, the Company, then Waller and Rogers and finally the other Shareholders pro rata would have the option to purchase such Subjected Shares, and (iii) Waller and Rogers would have the right to Dispose of a limited number of Subjected Shares to employees of the Company. If no one chooses to purchase the securities, then such Shareholder would be permitted to Dispose of the securities to such Third Party on substantially the same terms and at a price at least equal to the price such Third Party was originally willing to pay for such securities, provided that such Disposition is completed within 90 days and the Third Party agrees in writing to be subject to the Shareholder Agreement. Such right of first refusal would not apply to sales of unrestricted stock in a public offering or sales by Waller, Rogers or the Partners (but not the Manager Shareholders) of unrestricted stock in open market transactions.

  Generally, subject to the terms of the Shareholder Agreement, no Shareholder would be permitted to sell shares of Common Stock (other than to a Permitted Transferee, in a public offering or in the case of Waller, Rogers or the Partners (but not the Manager Shareholders), in an open market transaction) without providing all other Shareholders the right to participate in such sale (the "Co-Sale Rights"); provided that Waller and Rogers would have the right to sell a limited number of shares of Common Stock to employees of the Company. Each Shareholder who exercises such Shareholder's Co-Sale Rights would be permitted to sell a percentage of the shares that the prospective buyer is willing to purchase equal to such Shareholder's percentage ownership of the outstanding shares of unrestricted stock owned by all of the Shareholders wishing to participate in such sale. Shares of Restricted Stock that have not yet vested could not be sold pursuant to the Co-Sale Rights.

  Generally, except as set forth in the Shareholder Agreement, the Shareholder Agreement will terminate with respect to all Subjected Shares (other than shares of Restricted Stock which have not yet vested) upon the first to occur of (i) a Control Transaction (as defined in the Shareholder Agreement), or
(ii) assuming completion of the Offering, May 25, 1998. The Co-Sale Rights would remain in effect upon the occurrence of a Change in Control but, assuming completion of the Offering, would expire on May 25, 1998. The Shareholder Agreement will remain in effect for all shares of Restricted Stock that have not vested until such shares vest or are purchased by the Company.

SALE AGREEMENT

  On May 24, 1996, Melville, the Company and Wilsons Center, Inc., one of the Predecessor Companies, entered into a sale agreement (the "Sale Agreement"), which provided for Melville to sell the Wilsons Shares to the Company on May 25, 1996 (the "Closing"), subject to various conditions typically found in transactions of this nature. In consideration for the Wilsons Shares, the Company delivered to Melville (i) $2.0 million in cash, (ii) the $55.8 million Note, (iii) the Melville Warrant, (iv) the Manager Warrant, (v) 4,320,000 shares of the Company's Common Stock, and (vi) 7,405 shares of the Company's Series A Preferred. As part of the Acquisition, Limited Partnership I subsequently purchased from Melville the 4,320,000 shares of the Company's Common Stock and Limited Partnership II subsequently purchased from Melville the 7,405 shares of the Company's Series A Preferred for an aggregate consideration of $10.0 million.

  Pursuant to the Sale Agreement, Melville agreed, subject to certain limitations set forth therein, to indemnify the Company and its affiliates (and their respective officers and directors) against and to hold them harmless from any and all Damages (as defined in the Sale Agreement) incurred or suffered by any such indemnified party arising out of, among other things,
(i) certain misrepresentations or breaches of warranties or covenants or agreements to be performed by Melville or Wilsons Center, Inc. pursuant to the Sale Agreement; (ii) claims relating to certain disclosed and undisclosed liabilities of the Predecessor Companies; (iii) claims relating to the Closed Store Leases (as defined in the Sale Agreement) and the Excluded Subsidiaries (as defined in the Sale Agreement); (iv) claims related to certain taxes, primarily income taxes; (v) claims related to certain recalled leather protector sprays; and (vi) claims related to employees and certain employee benefits matters. Generally, the indemnifications by Melville, other than those referred to in clauses (iv), (v) and (vi) above, which will survive until the expiration of the applicable statute of limitations and have no dollar limit, must be asserted on or prior to August 25, 1997, and may not be recovered except to the extent they exceed $1.2 million, with such recoveries generally limited to $12 million in the aggregate.

  The Company and its affiliates have also, subject to certain limitations set forth in the Sale Agreement, agreed to indemnify Melville and its affiliates (and their respective officers and directors) against and to hold them harmless from any and all Damages incurred or suffered by any such indemnified party arising out of certain misrepresentations or breaches of warranties or covenants or agreements to be performed by the Company or, after May 25, 1996, by Wilsons Center, Inc. pursuant to the Sale Agreement. The indemnifications by the Company relating to misrepresentations or breaches of warranties must be asserted on or prior to August 25, 1997, and may not be recovered except to the extent they exceed $1.2 million in the aggregate, with such recoveries generally limited to $12 million in the aggregate.

WARRANTS HELD BY MELVILLE

  As of August 31, 1996, the Company had issued and outstanding (i) the Melville Warrant to purchase 1,350,000 shares of the Company's Common Stock, at an exercise price of $.60 per share, and (ii) the Manager

Warrant to purchase up to 1,080,000 shares of the Company's Common Stock, at an exercise price of $.60 per share. The Melville Warrant is immediately exercisable, in whole or in part, and remains exercisable until May 25, 2006. The Manager Warrant is exercisable in whole or in part at any time from April 30, 2001 through April 30, 2003, subject to reduction in an amount equal to the number of shares of Restricted Stock that have vested as of April 30, 2001. See "The Acquisition" and "Restricted Stock Agreement" above. The exercise price and number of shares of Common Stock for which each of the Melville Warrant and the Manager Warrant is exercisable will be proportionately adjusted to reflect any stock dividend, distribution, subdivision, split, combination, issuance or reclassification. Upon exercise of such warrants and receipt of the Company's Common Stock, each holder of such stock agrees to enter into the Shareholder Agreement, as long as the Shareholder Agreement is in effect with respect to any shares of the Company's Common Stock. The Melville Warrant and the Manager Warrant are also subject to certain registration rights. See "Registration Rights Agreement" and "Shareholder Agreement" above.

SUBORDINATED NOTE

  On May 25, 1996, the Company issued the Note to Melville (along with subsequent registered transferees, the "Holder(s)") for $55.8 million as partial consideration for the Acquisition. $55.0 million of the principal amount of the Note bears interest at the rate of 10% per annum, compounded annually, with all such principal and interest due and payable on December 31, 2000. The remaining principal balance of the Note ($0.8 million) does not bear interest and is due and payable on December 31, 2000. The Company may prepay without premium or penalty all or any portion of the principal amount of the Note, together with accrued interest thereon to the date of such prepayment. The Note is secured by a lien on substantially all of the Company's assets other than real estate, equipment and fixtures, but is subordinated to the Revolving Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  If an Event of Default occurs (as defined in the Note, including, among others, if (i) the Company defaults in the payment of the principal or interest when the same becomes due and payable and such default continues for a period of 30 days, (ii) the Company defaults in the performance of or breaches certain covenants of the Company in the Note (as described below) and such default continues for a period of 30 days, (iii) a court enters an order for relief in respect of the Company in an involuntary case under applicable bankruptcy law or appoints a receiver and such order remains in effect for a period of 60 consecutive days, (iv) the Company commences a voluntary case under any applicable bankruptcy law, or (v) there is a default under any senior debt of the Company or its subsidiaries), the principal amount of the Note and accrued interest becomes immediately due and payable upon written notice of the Holders of at least 25% of the aggregate principal amount of the Note then outstanding. The Note also contains covenants limiting, among other things, the Company's ability to (i) liquidate the Company or sell 5% or more of the Company's consolidated assets, (ii) generally declare or make dividends or repurchase the Company's capital stock, (iii) sell 5% or less of the total consolidated assets of the Company or make a public offering of the Company's capital stock without reinvesting the proceeds of the sale or offering in the Company's business or applying the proceeds against debt, (iv) purchase any property or assets of any other entity in excess of five percent of the total consolidated assets of the Company, and (v) make any material change in the scope of the business of the Company.

  Subject to certain limitations, the Holder may transfer or assign the Note, in whole or in part, to any person without the prior written consent of the Company. See "Registration Rights Agreement" above.

OTHER RELATIONSHIPS

  The Company regularly conducts business with G-III, of which Morris Goldfarb, a director of Wilsons, is the President, Chief Executive Officer and a director. Purchases from G-III totaled $11.2 million and $4.7 million for 1994 and 1995, respectively, and $1.8 million for January 1 through October 5, 1996. The Company believes that transactions with G-III are on terms no less favorable to the Company than those obtainable in arms-length transactions with unaffiliated third parties.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 31, 1996 and as adjusted to reflect the sale of shares offered by this Prospectus by (i) each person known by the Company to be the beneficial owner of 5% or more of the Company's outstanding shares of Common Stock, (ii) each director of the Company and each of the five most highly compensated executive officers, and (iii) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, each person named in this table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person.

                                                      % BENEFICIALLY OWNED
                                                      ------------------------
                                 NUMBER OF SHARES      PRIOR TO       AFTER
   NAME OF BENEFICIAL OWNER     BENEFICIALLY OWNED     OFFERING      OFFERING
   ------------------------     ------------------    ----------    ----------
   Neil I. Sell, on behalf of
    himself and as sole
    trustee of four
    irrevocable trusts for the
    benefit of Lyle Berman's
    children..................     2,052,000.0(1)             26.8%         19.3%
    3300 Norwest Center
    90 South Seventh Street
    Minneapolis, MN 55402
   Morris Goldfarb............     1,879,200.0(2)(3)          24.6          17.7
    G-III Apparel Group, Ltd.
    512 Seventh Avenue
    New York, NY 10018
   Melville Corporation.......     1,350,000.0(4)             15.0          11.3
    One Theall Road
    Rye, NY 10580
   Joel N. Waller.............     1,032,368.4                13.5           9.7
    7401 Boone Avenue North
    Brooklyn Park, MN 55428
   David L. Rogers............     1,032,368.4                13.5           9.7
    7401 Boone Avenue North
    Brooklyn Park, MN 55428
   Carol S. Lund..............       149,833.8                 2.0           1.4
   David Sharp................       141,509.7                 1.9           1.3
   Jed Jaffe..................       124,861.5                 1.6           1.2
   Lyle Berman................        43,200.0(2)(3)        *             *
   Thomas J. Brosig...........             --                  --            --
   All directors and executive
    officers as a group (14
    persons)..................     4,861,167.3                63.5          45.6

--------
   * Represents beneficial ownership of less than one percent of the Common
     Stock.

(1) Includes 1,836,000 shares of Common Stock held in four irrevocable trusts for the benefit of Lyle Berman's children. Mr. Sell has disclaimed beneficial ownership of such shares.

(2) Does not include 3,221.175 and 3,221.175 shares of the Company's non-voting Series A Preferred that will be owned by Messrs. Berman and Goldfarb, respectively, upon consummation of the Offering. These shares are currently owned by Limited Partnership II, of which Messrs. Berman and Goldfarb are general partners and which by its terms will dissolve upon consummation of the Offering. See "Description of Capital Stock--Preferred Stock."
(3) Limited Partnership I, of which Messrs. Berman and Goldfarb are general partners, currently owns 4,320,000 shares of Common Stock. Upon the consummation of the Offering, Limited Partnership I by its terms will dissolve, leaving the partners with direct ownership of the Common Stock in proportion to their investments in Limited Partnership I.

(4) Includes 1,350,000 shares of Common Stock issuable to Melville upon the exercise of the Melville Warrant, which is currently exercisable in full.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Amended Articles of Incorporation, which will become effective upon the closing of the Offering, authorize the issuance of up to 100,000,000 shares of Common Stock, $0.01 par value, and 10,000,000 shares of Preferred Stock, $0.01 par value, the rights and preferences of which may be established from time to time by the Company's Board of Directors.

COMMON STOCK

  As of August 31, 1996, 7,650,000 shares of Common Stock were issued and outstanding (including 1,080,000 shares of Restricted Stock) and were held by 50 shareholders. An additional 1,350,000 and 1,080,000 shares of Common Stock, respectively, are reserved for issuance upon exercise of the Melville Warrant and the Manager Warrant and 1,000,000 shares of Common Stock are reserved for issuance upon exercise of options pursuant to the 1996 Option Plan. Each holder of shares of Common Stock will have equal rights in all respects, including the right to one vote on all matters submitted to shareholders for each share of Common Stock standing in the name of such holder on the books of the Company. There are no cumulative voting rights for the election of directors, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company standing for election. Outstanding shares of Common Stock do not have subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. Holders of Common Stock have no preemptive rights to purchase pro rata portions of new issues of Common Stock or Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby will be, when issued and sold hereunder, fully paid and non-assessable.

PREFERRED STOCK

  As of August 31, 1996, 15,000 shares were authorized as Series A Preferred, of which 7,405 shares were issued and outstanding and were held by Limited Partnership II. By its terms, Limited Partnership II will dissolve upon consummation of the Offering, leaving the partners with direct ownership of the Preferred Stock in proportion to their investments in Limited Partnership
II. The Board of Directors may from time to time issue the remaining shares of Preferred Stock in one or more series, each of such series to have such relative rights, voting power, preferences, qualifications, limitations and restrictions as are adopted by the Board of Directors, including dividend rights, redemption and liquidation preferences, conversion rights and voting rights, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock.

  The Series A Preferred does not have voting rights, except as required by law or as set forth below. Without the affirmative vote of the holders of at least a majority of the shares of Series A Preferred at the time outstanding, the Company is generally prohibited from (i) issuing additional shares of Preferred Stock on parity with or superior to the Series A Preferred, (ii) declaring or paying dividends or making any other distribution on any shares of capital stock of the Company at any time created and issued ranking junior to the Series A Preferred, or (iii) amending the Amended Articles of Incorporation of the Company so as to materially alter any existing provision relating to the terms of the Series A Preferred or waive any of the rights granted to the holders of the Series A Preferred by the Amended Articles of Incorporation of the Company or otherwise alter the rights or preferences of the Series A Preferred.

  After the repayment in full of the Note plus accrued interest thereon (the date on which such repayment is made being hereinafter referred to as the "Note Repayment Date"), the Series A Preferred will be entitled to receive, when and as duly declared by the Board of Directors in the manner provided in the Amended Articles of Incorporation, cash dividends at the annual rate of $80 per share (appropriately adjusted to reflect stock splits, dividends or combinations, reorganizations, consolidations and similar changes hereafter effected) from the date of issuance of such Series A Preferred, which dividends will be cumulative (whether or not there shall be funds of the Company legally available for the payment of such dividends) and will accumulate (whether or not earned or declared) from the date of issuance of such shares of Series A Preferred, and, to the extent accumulated and unpaid as of May 31 of any year, will be payable before any dividends on any shares of Common Stock shall be declared or paid or set apart for payment during the twelve months following such May 31.

  In the event of an involuntary or voluntary liquidation or dissolution of the Company at any time, the holders of shares of Series A Preferred will be entitled to receive out of the assets of the Company an amount equal to $1,000 per share (appropriately adjusted to reflect stock splits, divisions or combinations or stock dividends, reorganizations, consolidations and similar changes hereafter effected), plus all per-share dividends unpaid and accumulated thereon (whether or not earned or declared) to the date of such distribution.

  The Series A Preferred will not be redeemable by the Company prior to the Note Repayment Date without the consent of holders of a majority in principal amount of the Note. On and after the Note Repayment Date, the Company will, to the extent that funds are legally available therefor, have the option to redeem without penalty or premium all or any portion of the Series A Preferred for $1,000 per share (appropriately adjusted to reflect stock splits, divisions or combinations, reorganizations, consolidations and similar changes hereafter effected), plus an amount equal to all dividends unpaid and accumulated thereon (whether or not earned or declared) to the date on which such redemption is made.

  If at any time (i) all or substantially all of the Company's assets are sold, transferred or otherwise disposed of, or (ii) an Event of Default shall occur and be continuing, the Company will, to the extent that funds are legally available therefor, redeem all of the Series A Preferred for $1,000 per share (appropriately adjusted to reflect stock splits, divisions or combinations, reorganizations, consolidations and similar changes hereafter effected), plus an amount equal to all dividends unpaid and accumulated thereon (whether or not earned or declared) to the date on which such redemption is made, after payment in full of the Note. An Event of Default will occur if, among other things, (i) the Company becomes insolvent or bankrupt, (ii) a trustee or receiver is appointed for the Company, (iii) an order for relief is entered in any Federal bankruptcy proceeding in which the Company is the debtor and the order is not discharged within 60 days, or (iv) the Company defaults in the performance or observance of certain covenants pertaining to the Series A Preferred (such covenants include, among other things, (i) the Company's duty not to, without the affirmative vote of the majority of the shares of Series A Preferred outstanding at the time, (a) issue more than 7,405 shares of Series A Preferred or authorize any shares of stock ranking superior to or on a parity with the Series A Preferred, (b) declare or pay any dividend or make any other distribution on any shares of capital stock of the Company at any time created and issued ranking junior to Series A Preferred with respect to the right to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company, and (c) amend the Articles of Incorporation of the Company so as to materially alter any existing provision relating to the terms of the Series A Preferred or otherwise alter the rights or preferences of the Series A Preferred, and (ii) the Company's duty to (a) deliver to each holder of 10% or more of the outstanding Series A Preferred within 45 days after the end of each fiscal quarter, unaudited consolidated financial statements, and, within 90 days after the end of each fiscal year, audited consolidated financial statements, and (b) not reissue any shares of Series A Preferred which have been redeemed or reacquired by the Company).

WARRANTS

  The Company has issued to Melville the Melville Warrant to purchase 1,350,000 shares of Common Stock at an exercise price of $.60 per share. The Melville Warrant is immediately exercisable and remains exercisable until May 25, 2006. Subject to certain limitations, the Melville Warrant may be transferred or assigned to any person without the prior written consent of the Company and is subject to anti-dilution provisions. The Melville

Warrant is subject to certain registration rights. See "Certain Transactions-- Registration Rights Agreement" and "--Warrants."

  The Company has also issued to Melville the Manager Warrant to purchase up to 1,080,000 shares of Common Stock at an exercise price of $.60 per share. The number of shares subject to the Manager Warrant will be reduced by an amount equal to the number of shares of Restricted Stock that vest pursuant to the terms of the Restricted Stock Agreement. To the extent any shares of Restricted Stock have not vested after the close of business on the last Measuring Date (as defined in the Restricted Stock Agreement), the Manager Warrant becomes exercisable for such number of unvested shares. The Manager Warrant cannot be exercised prior to April 30, 2001, if at all. See "The Acquisition" and "Certain Transactions--Restricted Stock Agreement."

ANTI-TAKEOVER PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT

  Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide a Minnesota corporation's management flexibility to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by a board of directors and to discourage an unsolicited takeover of a Minnesota corporation if its board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company that could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

  Section 302A.671 of the Minnesota Statutes, applying to certain control share acquisitions, is inapplicable to the Company and its shareholders under the By-laws of the Company.

  Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by a publicly held Minnesota corporation, or, in certain circumstances, any subsidiary of the corporation, with any shareholder who beneficially owns 10% or more of the voting power of the corporation's outstanding shares (an "Interested Shareholder") within four years following such Interested Shareholder's acquisition of such 10% or greater interest, unless the business combination or the acquisition of the 10% or greater interest is approved by a committee of all of the disinterested members of the board of directors of the corporation before the Interested Shareholder's acquisition of such 10% or greater interest. This statute is inapplicable to the Company's pre-public 10% beneficial owners and, to the extent permitted by law, the affiliates and associates of such pre-public 10% beneficial owners, under the By-laws of the Company.

  Section 302A.675 of the Minnesota Statutes generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover offer with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the purchase of any shares by the offeror pursuant to a takeover offer.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock of the Company is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Company's Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public markets or the perception that such sales will occur could adversely affect the market price or the future ability of the Company to raise capital through an offering of its equity securities.

  Upon completion of the Offering, based on the number of shares outstanding as of August 31, 1996, the Company will have outstanding an aggregate of 10,650,000 shares of Common Stock (assuming the issuance of 3,000,000 shares of Common Stock offered by the Company hereby and assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants), of which the 3,000,000 shares offered hereby (3,450,000 if the Underwriters over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Act, unless purchased by an "affiliate" of the Company, as that term is defined by Rule 144 promulgated under the Act (an "Affiliate"), whose sales would be subject to certain volume limitations and other restrictions described below.

  The 7,650,000 shares of Common Stock originally issued and sold by the Company in private transactions in reliance upon exemptions from the Act upon the consummation of the Offering will be "restricted securities" as that term is defined in Rule 144 under the Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an Affiliate of the Company) is entitled to sell, in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 106,500 shares immediately after the Offering, assuming no exercise of options, warrants or the Underwriters' over-allotment option), or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale, subject to certain other limitations or restrictions. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. As a result, up to 7,650,000 shares of Common Stock originally issued and sold by the Company on May 25, 1996 will become eligible for sale under Rule 144 on May 25, 1998, subject to the other requirements of Rule 144 having been satisfied.

  Any employee, officer or director of or consultant to the Company who purchases his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-Affiliates to sell their Rule 701 shares without complying with the public information, holding period, volume limitation or notice provisions of Rule 144 and which permit Affiliates to sell their Rule 701 shares without complying with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

  The holders of all 7,650,000 shares of Common Stock that are currently outstanding, and Melville as the holder of the Melville Warrant, have agreed, subject to certain permitted transfers, not to sell, offer to sell or otherwise dispose of or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior consent of Oppenheimer & Co., Inc., for a period of 180 days from the date of this Prospectus, subject to certain limited exceptions. The Company has also agreed, pursuant to the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock (other than shares issuable upon exercise of outstanding options and warrants) for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions. Oppenheimer & Co., Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such arrangements.

  The Company has adopted the 1996 Option Plan and has reserved up to 1,000,000 shares of Common Stock for issuance thereunder. The Company intends to register these shares under the Act on Form S-8 as soon as practicable after the closing of the Offering, which registration statement will automatically become effective upon filing. Shares issued under the 1996 Option Plan after the effective date of such registration statement, other than shares issued to Affiliates of the Company, will be freely tradable in the public market, subject to any applicable vesting restrictions with the Company or other contractual restrictions. Currently, the Company has options outstanding to purchase an aggregate of 195,480 shares of Common Stock. Such options were granted on June 26, 1996, and will vest, cumulatively, on a pro rata basis on each of the first, second and third anniversaries of the date of grant, subject to the possible acceleration of vesting in certain circumstances.

  The Company has also issued the Melville Warrant to purchase 1,350,000 shares of Common Stock at $.60 per share. The Melville Warrant is immediately exercisable. If the Melville Warrant is exercised, such Common Stock will be eligible for sale two years from the date the full purchase price or other consideration is paid or given by the holder of the Warrant acquiring such Common Stock from the Company.

  The Company has also agreed to issue to the Representatives (as hereinafter defined) in exchange for nominal consideration five-year warrants to purchase an aggregate of 300,000 shares of Common Stock at a price per share initially equal to 120% of the public offering price set forth on the cover page of this Prospectus. These warrants are not transferable (except to certain officers or other employees of the Representatives) and may be exercised commencing one year after the date of this Prospectus. The exercise price and the number of shares may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions. The holders will have certain registration rights with respect to the Common Stock issuable upon exercise of these warrants. See "Underwriting."

  In addition, after the Offering, holders of all 7,650,000 shares of Common Stock that are currently outstanding, Melville as the holder of the Melville Warrant and the holders of certain warrants to purchase up to 300,000 additional shares of Common Stock referred to in the immediately preceding paragraph will be entitled to certain rights to cause the Company to register the sale of such shares or warrants under the Act. See "Certain Transactions-- Registration Rights Agreement" and "Underwriting."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Oppenheimer & Co., Inc., Ladenburg, Thalmann & Co. Inc. and Piper Jaffray Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite their names below:

      NAME                                                      NUMBER OF SHARES
      ----                                                      ----------------
      Oppenheimer & Co., Inc...................................
      Ladenburg, Thalmann & Co. Inc............................
      Piper Jaffray Inc........................................
                                                                   ---------
          Total................................................    3,000,000
                                                                   =========

  The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $        per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $        per share to other brokers
and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  The Company has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 3,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. The Underwriters have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to any account over which they exercised discretionary authority.

  The Company has agreed to indemnify the Representatives and the several Underwriters against certain liabilities, including, without limitation, liabilities under the Securities Act.

  The holders of all 7,650,000 shares of Common Stock that are currently outstanding, and Melville as the holder of the Melville Warrant, have agreed not to sell, offer to sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of such securities for 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. The Company has also agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock (other than shares issuable upon exercise of outstanding options and warrants) for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions. See "Shares Eligible for Future Sale."

  The Company has agreed to issue to the Representatives in exchange for nominal consideration five-year warrants to purchase an aggregate of 300,000 shares of Common Stock at a price per share initially equal to 120% of the public offering price set forth on the cover page of this Prospectus. These warrants are not transferable (except to certain officers or other employees of the Representatives) and may be exercised commencing one year after the date of this Prospectus. The exercise price and the number of shares may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions. The holders will have certain registration rights with respect to the Common Stock issuable upon exercise of these warrants.

  The Company paid Piper Jaffray Inc. $20,000 to serve as a purchaser representative for certain members of the Company's management who purchased shares of Common Stock from the Company in a private placement in connection with the Acquisition.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined by negotiations between the Company and the Representatives. The principal factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, market valuations of companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the history of and prospects for the industry in which the Company competes, and such other factors as the Company and the Representatives deem relevant.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Faegre & Benson LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company as of August 3, 1996 and for the period from inception (May 26, 1996) to August 3, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated financial statements of the Predecessor Companies as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and for the five-month period ended May 25, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Act, and the rules and regulations thereunder, with respect to the Common Stock offered hereby. This Prospectus which forms part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the schedules and exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, where such document is an exhibit to the Registration Statement, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees. In addition, the Commission maintains a World Wide Web Site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... F-2
Independent Auditors' Report............................................... F-3
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Operations...................................... F-5
Consolidated Statements of Shareholders' Equity............................ F-6
Consolidated Statements of Cash Flows...................................... F-7
Notes to Consolidated Financial Statements................................. F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wilsons The Leather Experts Inc.:

  We have audited the accompanying consolidated balance sheet of Wilsons The Leather Experts Inc. (a Minnesota corporation) and Subsidiaries as of August 3, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from inception (May 26, 1996) to August 3, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilsons The Leather Experts Inc. and Subsidiaries as of August 3, 1996, and the results of their operations and their cash flows for the period from inception (May 26, 1996) to August 3, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Minneapolis, Minnesota
September 23, 1996

(except for Note 14 as to which the
date is October 11, 1996)

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Wilsons Center, Inc.:

  We have audited the accompanying consolidated balance sheets of Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts (a subsidiary of Melville Corporation) and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1995 and for the five-month period ended May 25, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Note 12 to the consolidated financial statements, Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts has been dependent on Melville Corporation for a significant portion of its working capital financing. Subsequent to the close of business on May 25, 1996, Melville Corporation sold Wilsons Center, Inc. to Wilsons The Leather Experts Inc., a newly formed company owned by members of management of Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts and other investors.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts and Subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 and for the five-month period ended May 25, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the consolidated financial statements, Wilsons Center, Inc. d.b.a. Wilsons The Leather Experts adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective October 1, 1995.


                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
July 19, 1996

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                      PREDECESSOR
                                                                                                       COMPANIES
                                                                                                   -----------------
                                                                                                      DECEMBER 31
                                                                                                   -----------------   AUGUST
                                                                                                     1994     1995    3, 1996
                                                                                                   -------- --------  --------
                                              ASSETS
                                              ------
Current assets:
  Cash and cash equivalents....................................................................... $ 17,325 $ 14,286  $  9,443
  Accounts receivable, net........................................................................    7,692    7,618     6,618
  Inventories.....................................................................................  102,595   74,899    77,666
  Prepaid expenses................................................................................    3,140    2,317       783
  Deferred income taxes...........................................................................    6,776   14,925       --
                                                                                                   -------- --------  --------
    Total current assets..........................................................................  137,528  114,045    94,510
Property and equipment, net.......................................................................   97,216   65,884     2,161
Goodwill, net of accumulated amortization of $27,468 in 1994......................................  152,522      --        --
Other assets, net.................................................................................    5,404      462     1,889
Deferred income taxes.............................................................................      --     1,979     5,092
                                                                                                   -------- --------  --------
                                                                                                   $392,670 $182,370  $103,652
                                                                                                   ======== ========  ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
                               ------------------------------------
Current liabilities:
  Accounts payable................................................................................ $ 18,106 $ 11,728  $ 11,412
  Due to Melville.................................................................................  124,245   78,771     1,857
  Accrued expenses................................................................................   41,502   52,623    26,679
  Income taxes payable............................................................................      857    5,120       --
  Deferred income taxes...........................................................................      --       --      2,819
                                                                                                   -------- --------  --------
    Total current liabilities.....................................................................  184,710  148,242    42,767
Long-term debt....................................................................................      --       --     55,811
Other long-term liabilities.......................................................................    6,965    6,538     1,181
                                                                                                   -------- --------  --------
Commitments and contingencies (Notes 9, 10, 11 and 13)
Shareholders' equity:
  Series A preferred stock, $1,000 stated value; 15,000 shares authorized, 7,405 shares issued and
   outstanding in 1996............................................................................      --       --      7,405
  Undesignated preferred stock, $.01 par value; 9,985,000 shares authorized, no shares issued or
   outstanding....................................................................................      --       --        --
  Common stock, no par value; 100 shares authorized, issued and outstanding in 1994 and 1995......      146      146       --
  Class A common stock, $.01 par value; 15,000,000 shares authorized, 4,320,000 issued and
   outstanding in 1996............................................................................      --       --         44
  Class B common stock, $.01 par value; 7,500,000 shares authorized, 2,925,000 shares issued and
   outstanding in 1996............................................................................      --       --         29
  Class C common stock, $.01 par value; 2,500,000 shares authorized, 405,000 shares issued and
   outstanding in 1996............................................................................      --       --          4
  Undesignated common stock, $.01 par value; 25,000,000 shares authorized, no shares issued or
   outstanding in 1996............................................................................      --       --        --
  Additional paid-in capital......................................................................  135,452  135,452     4,518
  Retained earnings (accumulated deficit).........................................................   65,397 (108,018)   (8,107)
  Cumulative translation adjustment...............................................................      --        10       --
                                                                                                   -------- --------  --------
    Total shareholders' equity....................................................................  200,995   27,590     3,893
                                                                                                   -------- --------  --------
                                                                                                   $392,670 $182,370  $103,652
--------------------------------------------------
                                                                                                   ======== ========  ========

   The accompanying notes are an integral part of these consolidated balance sheets.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                         PREDECESSOR COMPANIES                  PERIOD FROM
                                                            --------------------------------------------------   INCEPTION
                                                              YEARS ENDED DECEMBER 31      FIVE MONTHS ENDED     (MAY 26,
                                                            ----------------------------  --------------------   1996) TO
                                                                                            MAY 27,   MAY 25,    AUGUST 3,
                                                              1993     1994      1995        1995       1996       1996
                                                            -------- --------  ---------  ----------- --------  -----------
                                                                                          (UNAUDITED)
Net sales.................................................. $478,475 $474,623  $ 462,394   $124,700   $109,640   $  28,518
Cost of goods sold, buying and warehousing costs...........  251,318  253,629    241,787     69,070     59,952      15,738
                                                            -------- --------  ---------   --------   --------   ---------
    Gross profit...........................................  227,157  220,994    220,607     55,630     49,688      12,780
Selling, general and administrative expenses...............  189,293  206,028    190,082     76,697     61,129      24,293
Depreciation and amortization..............................   20,668   22,273     21,393      9,002      4,722           2
Restructuring and asset impairment charges.................      --       --     182,184        --         --          --
                                                            -------- --------  ---------   --------   --------   ---------
    Income (loss) from operations..........................   17,196   (7,307)  (173,052)   (30,069)   (16,163)    (11,515)
Interest expense, net......................................    5,102    8,393     10,463      3,396      1,581       1,148
                                                            -------- --------  ---------   --------   --------   ---------
    Income (loss) before income taxes......................   12,094  (15,700)  (183,515)   (33,465)   (17,744)    (12,663)
Income tax provision (benefit).............................    7,038   (3,109)   (10,100)    (5,461)    (6,603)     (4,556)
                                                            -------- --------  ---------   --------   --------   ---------
    Net income (loss)...................................... $  5,056 $(12,591) $(173,415)  $(28,004)  $(11,141)  $  (8,107)
                                                            ======== ========  =========   ========   ========   =========
Net loss per common share...................................................................................     $   (0.89)
                                                                                                                 =========
Weighted average common shares outstanding..................................................................     9,066,410
--------------------------------------------------
                                                                                                                 =========



  The accompanying notes are an integral part of these consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              PREDECESSOR COMPANIES
                         ---------------------------------------------------------------
                                                    RETAINED
                         COMMON STOCK  ADDITIONAL   EARNINGS   CUMULATIVE      TOTAL
                         -------------  PAID-IN   (ACCUMULATED TRANSLATION SHAREHOLDERS'
                         SHARES AMOUNT  CAPITAL     DEFICIT)   ADJUSTMENT     EQUITY
                         ------ ------ ---------- ------------ ----------- -------------
Balance, December 31,
 1992...................  100    $146   $135,311   $  87,066      $--        $ 222,523
  Net income............  --      --         --        5,056       --            5,056
  Dividends paid to
   Melville.............  --      --         --      (10,406)      --          (10,406)
                          ---    ----   --------   ---------      ----       ---------
Balance, December 31,
 1993...................  100     146    135,311      81,716       --          217,173
  Net loss..............  --      --         --      (12,591)      --          (12,591)
  Dividends paid to
   Melville.............  --      --         --       (3,728)      --           (3,728)
  Capital contributed by
   Melville.............  --      --         141         --        --              141
                          ---    ----   --------   ---------      ----       ---------
Balance, December 31,
 1994...................  100     146    135,452      65,397       --          200,995
  Net loss..............  --      --         --     (173,415)      --         (173,415)
  Currency translation
   adjustment...........  --      --         --          --         10              10
                          ---    ----   --------   ---------      ----       ---------
Balance, December 31,
 1995...................  100     146    135,452    (108,018)       10          27,590
  Net loss..............  --      --         --      (11,141)      --          (11,141)
  Capital contributed by
   Melville.............  --      --     124,000         --        --          124,000
  Currency translation
   adjustment...........  --      --         --          --         12              12
  Other.................  --      --        (141)        139       (10)            (12)
                          ---    ----   --------   ---------      ----       ---------
Balance, May 25, 1996...  100    $146   $259,311   $(119,020)     $ 12       $ 140,449
                          ===    ====   ========   =========      ====       =========

                                                     COMPANY
                          --------------------------------------------------------------
                                                          COMMON STOCK
                            PREFERRED   ------------------------------------------------
                              STOCK         CLASS A          CLASS B         CLASS C
                          ------------- ---------------- ---------------- --------------
                          SHARES AMOUNT  SHARES   AMOUNT  SHARES   AMOUNT SHARES  AMOUNT
                          ------ ------ --------- ------ --------- ------ ------- ------
Initial capitalization..  7,405  $7,405 4,320,000  $44   2,925,000  $29   405,000  $ 4
  Net loss..............    --      --        --   --          --   --        --   --
                          -----  ------ ---------  ---   ---------  ---   -------  ---
Balance, August 3, 1996.  7,405  $7,405 4,320,000  $44   2,925,000  $29   405,000  $ 4
                          =====  ====== =========  ===   =========  ===   =======  ===

                                                          COMPANY
                                            ------------------------------------
                                            ADDITIONAL                 TOTAL
                                             PAID-IN   ACCUMULATED SHAREHOLDERS'
                                             CAPITAL     DEFICIT      EQUITY
                                            ---------- ----------- -------------
Initial capitalization (continued).........   $4,518     $   --       $12,000
  Net loss.................................      --       (8,107)      (8,107)
                                              ------     -------      -------
Balance, August 3, 1996....................   $4,518     $(8,107)     $ 3,893
                                              ======     =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                                   PERIOD
                                                                           PREDECESSOR COMPANIES                    FROM
                                                              --------------------------------------------------  INCEPTION
                                                               YEARS ENDED DECEMBER 31       FIVE MONTHS ENDED    (MAY 26,
                                                              ----------------------------  --------------------  1996) TO
                                                                                              MAY 27,   MAY 25,   AUGUST 3,
                                                               1993      1994      1995        1995       1996      1996
                                                              -------  --------  ---------  ----------- --------  ---------
                                                                                            (UNAUDITED)
Operating activities:
 Net income (loss)........................................... $ 5,056  $(12,591) $(173,415)  $(28,004)  $(11,141)  $(8,107)
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities--
  Restructuring and asset impairment charges.................     --        --     182,184        --         --        --
  Restructuring charges paid.................................     --        --        (338)       --      (5,958)      --
  Depreciation and amortization..............................  20,668    22,273     21,393      9,002      4,722         2
  Amortization of deferred financing costs...................     --        --         --         --         --        111
  Loss on disposal of assets.................................   5,417     9,899      4,498      3,616        113       --
  Deferred income tax provision (benefit)....................   1,302      (965)   (11,233)       --       5,116    (4,939)
  Changes in operating assets and liabilities, net of assets and liabilities acquired:
   Accounts receivable, net..................................  (4,224)    4,832         74      4,120      3,395    (2,709)
   Inventories............................................... (11,859)    1,931     27,696     27,070     19,344   (24,526)
   Prepaid expenses..........................................   1,979     5,257        669      5,309      5,253    (4,494)
   Other noncurrent assets...................................      12     1,668       (196)        12        145       --
   Accounts payable and accrued expenses.....................   4,426   (14,537)    (3,167)   (26,444)   (25,035)    2,625
   Income taxes payable and other liabilities................ (10,765)   (5,531)     4,941     (6,204)   (11,926)    1,180
                                                              -------  --------  ---------   --------   --------   -------
    Net cash provided by (used in) operating activities......  12,012    12,236     53,106    (11,523)   (15,972)  (40,857)
                                                              -------  --------  ---------   --------   --------   -------
Investing activities:
 Additions to property, equipment and other noncurrent
  assets..................................................... (26,641)  (20,720)   (10,117)    (2,852)    (3,566)     (823)
 Acquisitions, net of cash acquired..........................  (6,373)      --         --         --         --     37,072
                                                              -------  --------  ---------   --------   --------   -------
    Net cash provided by (used in) investing activities...... (33,014)  (20,720)   (10,117)    (2,852)    (3,566)   36,249
                                                              -------  --------  ---------   --------   --------   -------
Financing activities:
 Change in due to/from Melville..............................  31,054    23,966    (45,474)     9,923   (107,442)      --
 Dividends paid to Melville.................................. (10,406)   (3,728)       --         --         --        --
 Capital contributed by Melville.............................     --        141        --         --     124,000       --
 Change in book overdrafts...................................     234        11       (554)   (10,581)    (8,024)    2,051
 Proceeds from sale of common and preferred stock............     --        --         --         --         --     12,000
                                                              -------  --------  ---------   --------   --------   -------
    Net cash provided by (used in) financing activities......  20,882    20,390    (46,028)      (658)     8,534    14,051
                                                              -------  --------  ---------   --------   --------   -------
Net increase (decrease) in cash and cash equivalents.........    (120)   11,906     (3,039)   (15,033)   (11,004)    9,443
Cash and cash equivalents, beginning of period...............   5,539     5,419     17,325     17,325     14,286       --
                                                              -------  --------  ---------   --------   --------   -------
Cash and cash equivalents, end of period..................... $ 5,419  $ 17,325  $  14,286   $  2,292   $  3,282   $ 9,443
                                                              =======  ========  =========   ========   ========   =======
Supplemental cash flow information:
 Cash paid during the period for--
  Interest................................................... $ 4,910  $  7,865  $  10,650   $  6,217   $  2,035   $   210
                                                              =======  ========  =========   ========   ========   =======
  Income taxes............................................... $17,545  $  4,959  $   1,735   $    828   $    208   $   --
                                                              =======  ========  =========   ========   ========   =======
 Noncash investing and financing activities--
  Liabilities assumed for acquisition of business............ $ 3,226  $    --   $     --    $    --    $    --    $44,191
                                                              =======  ========  =========   ========   ========   =======
  Issuance of long-term debt................................. $   --   $    --   $     --    $    --    $    --    $55,811
--------------------------------------------------
                                                              =======  ========  =========   ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF ORGANIZATION AND ACQUISITION:

  Wilsons The Leather Experts Inc., a Minnesota corporation (Wilsons) was formed to acquire 100% of the common stock of Wilsons Center, Inc. and its subsidiaries (the Predecessor Companies prior to the acquisition) in a management-led buyout from Melville Corporation (Melville), the parent company to the Predecessor Companies (the Acquisition). Wilsons and Wilsons Center, Inc. are collectively referred to as the "Company." In May 1996, pursuant to a sale agreement dated as of May 24, 1996 between Wilsons and Melville, Wilsons acquired said common stock in exchange for (i) $2 million, (ii) a 10% senior secured subordinated note due December 31, 2000 in the principal amount of $55.8 million, (iii) a warrant to purchase 1,350,000 shares of common stock,
(iv) a warrant to purchase 1,080,000 shares of common stock (reduced by terms of the Restricted Stock Agreement--see Note 9), (v) 4,320,000 shares of common stock, and (vi) 7,405 shares of preferred stock. As part of the Acquisition, the Leather Investors Limited Partnerships I and II (LILP) in turn purchased from Melville the 4,320,000 shares of common stock and the 7,405 shares of preferred stock for $10 million.

  The Acquisition was accounted for using the purchase method. Accordingly, the purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values. This resulted in the carrying value of the net assets acquired exceeding the purchase price by approximately $63.3 million, which was applied to reduce the amounts assigned to property and equipment. The Company is still in the process of gathering information related to the fair values of certain assets acquired and liabilities assumed. Accordingly, the preliminary allocation may be revised when such information is obtained.

  The Company operates a chain of 477 retail stores as of August 3, 1996, all but two of which are located in the United States, specializing in the retail sales of leather apparel and accessories. The Company's permanent stores operate under two formats: (i) Wilsons The Leather Experts, the traditional business, specializing in moderately priced products; and (ii) Tannery West/Georgetown Leather Design, which provides a more upscale product offering. In addition, the Company also operates holiday stores and seasonal kiosks, primarily during the November and December peak holiday season. The Company is the leading national specialty retailer of leather apparel and accessories in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

  Consolidated financial statements and footnote disclosures prior to May 26, 1996 relate to the Predecessor Companies before the Acquisition and are not comparable to the period presented subsequent to the acquisition date due to the effects of certain purchase accounting adjustments and the acquisition financing. The accompanying consolidated financial statements include those of the Company and all of its subsidiaries. All intercompany balances and transactions between the entities have been eliminated in consolidation.

 Year-End

  Wilsons' fiscal year ends on the Saturday which is 26 weeks after the Saturday closest to January 31. The Predecessor Companies' year-end was December 31.

 Interim Financial Statements

  The unaudited consolidated financial information for the five-month period ended May 27, 1995 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein. The Company's business is seasonal and, accordingly, interim results are not indicative of full-year results.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Sources of Supply

  The Company currently buys a significant percentage of its inventory from China. While such sourcing is deemed preferable to meet operating requirements, other sources of inventory are available to the Company.

 Cash and Cash Equivalents

  Cash equivalents consist principally of short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdrafts have been reclassified to current asset or current liability accounts.

 Fair Values of Financial Instruments

  The carrying value of the Company's current financial assets and liabilities, because of their short-term nature, approximates fair value. The carrying value of the Company's long-term debt, related to the recent financing for the Acquisition, approximates fair value.

 Inventories

  Inventories, principally finished goods, consist of merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market value, determined by the retail inventory method on the last-in, first-out (LIFO) basis. The difference in inventories between the LIFO and first-in, first-out (FIFO) method was not material as of August 3, 1996. The Predecessor Companies determined cost using the retail inventory method on the FIFO basis.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization of property, equipment and leasehold improvements is computed on a straight-line basis, generally over the estimated useful lives of the assets ranging from five to forty years. Property and equipment retired or disposed of are removed from cost and related accumulated depreciation accounts. Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustment to the asset and accumulated depreciation accounts for the items renewed or replaced. When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by the Company by comparing projected cash flows over the lease terms to the asset carrying values.

 Debt Issuance Costs

  Debt issuance costs are amortized over the terms of the related financing using the interest method and are included in other assets in the accompanying consolidated balance sheets.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

 Goodwill

  The excess of acquisition cost over the fair value of net assets acquired was being amortized on a straight-line basis over periods not exceeding 40 years. In connection with Melville's decision to sell the Predecessor Companies, all remaining goodwill was written off in the fourth quarter of 1995 (see Note 3).

  The Predecessor Companies recorded $4.8 million, $4.8 million and $4.4 million of goodwill amortization for the years ended December 31, 1993, 1994 and 1995, respectively.

  During 1994, the Predecessor Companies made the decision to close the majority of the stores in the Predecessor Companies' Snyder Leather off-price discount chain. This resulted in a write-off of goodwill of $3.9 million, which is included in selling, general and administrative expenses.

 Store Opening and Closing Costs

  New store opening costs are charged to expense as incurred. In the event a store is planned to close before its lease has expired, the total lease obligation less sublease income is provided for in the period the decision to close the store is made.

 Advertising Costs

  Advertising costs are charged to expense during the period when the advertising first runs.

 Layaway Sales

  Layaway sales are recorded in full on the date of the layaway transaction. Allowances for estimated returns are established as appropriate.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to reverse.

  The Predecessor Companies were included in the consolidated Federal income tax return and, where applicable, group state and local returns of Melville prior to May 26, 1996 in accordance with a tax sharing agreement with Melville. The tax sharing agreement allowed for current recognition of benefits for losses and deferred tax benefits which may only have been realized by Melville in connection with filing consolidated Federal and state returns.

 Foreign Currency Translation

  The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currency to U.S. dollars is performed for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation were included in shareholders' equity. Transaction gains and losses are reflected in income.

 Net Income (Loss) Per Common Share

  Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive common equivalent shares assumed to be outstanding during each period. Common equivalent shares consist of dilutive options and warrants to purchase common stock. However, pursuant to certain rules of the Securities and Exchange Commission, the calculation also includes equity securities, including options and warrants, issued within one year of an initial public offering with an issue price less than the initial public offering price, even if the effect is anti-dilutive. The treasury stock method was used in determining the effect of such issuances.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

 Reclassifications

  Certain reclassifications have been made to the consolidated financial statements of the prior years to conform to the 1996 presentation.

3. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES:

  On October 24, 1995, Melville announced a comprehensive restructuring plan, including the planned sale of the Predecessor Companies. As a result, the Predecessor Companies recorded a pre-tax restructuring charge of $134.3 million to reflect the anticipated costs associated with closing approximately 100 of the Predecessor Companies' stores and the write-off of goodwill and other intangibles. Stores impacted by the plan represented $49.9 million in sales and $6.9 million in operating losses in 1995 and $4.5 million in sales and $0.8 million in operating losses for the five-month period ended May 25, 1996. In connection with the plan, approximately 600 store employees will be terminated. As of August 3, 1996, approximately 570 store employees have been terminated. The significant components of the restructuring charge and the reserves remaining at December 31, 1995 were as follows (in thousands):

                                                      FOR THE YEAR
                                                         ENDED        AS OF
                                                      DECEMBER 31, DECEMBER 31,
                                                          1995         1995
                                                      ------------ ------------
      Goodwill and other intangibles write-offs......   $112,361      $  --
      Lease obligations and asset write-offs for
       store and other facility closings.............     21,121       8,000
      Severance......................................        476         448
      Other..........................................        378         179
                                                        --------      ------
          Total......................................   $134,336      $8,627
                                                        ========      ======

  The reserves remaining at May 25, 1996 were retained by Melville as part of the Acquisition.

  Effective October 1, 1995, the Predecessor Companies adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and recorded a pre-tax asset impairment charge of $47.9 million related to the write-off of fixed and intangible assets. Certain of these assets relate to stores that will be closed and the assets that will be disposed of on the store closing date. These assets accounted for $37.7 million of the asset impairment charge.

4. ACCOUNTS RECEIVABLE:

  Accounts receivable consisted of the following (in thousands):

                                                      PREDECESSOR
                                                       COMPANIES
                                                    -----------------
                                                      DECEMBER 31
                                                    -----------------  AUGUST 3,
                                                      1994     1995      1996
                                                    --------  -------  ---------
      Layaway receivables.......................... $ 15,904  $ 6,214   $ 8,898
      Trade receivables............................    3,320    5,226     2,346
      Other receivables............................    1,918    1,206       349
                                                    --------  -------   -------
                                                      21,142   12,646    11,593
      Less:
        Layaway return reserves....................  (12,000)  (4,000)   (4,600)
        Allowance for doubtful accounts............   (1,450)  (1,028)     (375)
                                                    --------  -------   -------
          Total.................................... $  7,692  $ 7,618   $ 6,618
                                                    ========  =======   =======

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

5. PROPERTY AND EQUIPMENT:

  Property and equipment consisted of the following (in thousands):

                                                     PREDECESSOR
                                                      COMPANIES
                                                  ------------------
                                                     DECEMBER 31
                                                  ------------------  AUGUST 3,
                                                    1994      1995      1996
                                                  --------  --------  ---------
      Land....................................... $  1,340  $  1,340   $ 1,340
      Buildings and improvements.................   10,799     4,693        60
      Equipment and furniture....................   99,903    74,363       639
      Leasehold improvements.....................   60,565    46,332       124
                                                  --------  --------   -------
          Total..................................  172,607   126,728     2,163
      Less:
        Accumulated depreciation and
         amortization............................  (75,391)  (60,844)       (2)
                                                  --------  --------   -------
          Total.................................. $ 97,216  $ 65,884   $ 2,161
                                                  ========  ========   =======

6. ACCRUED EXPENSES:

  Accrued expenses consisted of the following (in thousands):

                                                       PREDECESSOR
                                                        COMPANIES
                                                    -----------------
                                                       DECEMBER 31
                                                    ----------------- AUGUST 3,
                                                      1994     1995     1996
                                                    -------- -------- ---------
      Taxes other than Federal and state income
       taxes....................................... $ 11,843 $ 12,062  $ 6,811
      Salaries and compensated absences............    4,667    8,158    2,526
      Current portion of lease obligations for
       closed stores...............................      126    8,032       70
      Other........................................   24,866   24,371   17,272
                                                    -------- --------  -------
          Total.................................... $ 41,502 $ 52,623  $26,679
                                                    ======== ========  =======

7. LONG-TERM DEBT:

  As part of the Acquisition, the Company issued a $55.8 million senior secured subordinated note (the Note) to Melville. Interest is accrued annually at 10% on $55 million of the Note and is payable on the maturity date of the Note at December 31, 2000. The remaining $0.8 million of the Note is noninterest-bearing and is payable on the Note's maturity date. The Note is collateralized by substantially all assets of the Company and is subordinate to borrowings under the revolving credit agreement.

  In conjunction with the Acquisition, the Company obtained a $150 million revolving credit agreement (the Revolver) with certain banks, which extends through May 1999 and includes a $90 million letter of credit subfacility. The Revolver is collateralized by substantially all assets of the Company.

  Interest on cash borrowings under the Revolver is at the bank reference rate plus 0%-1.25%, or LIBOR plus 1.75%-2.75%. The interest rate is dependent upon the amount and term of the borrowings as well as the Company's earnings before income taxes/cash interest coverage ratio for the trailing four quarters. The Company pays a monthly fee equal to .375% per annum on the unused amount of the Revolver. There were no cash borrowings under the Revolver at August 3, 1996, nor during the period from May 26, 1996 to August 3, 1996.

  The Note and the Revolver contain covenants, which among other things, restrict the ability of the Company to, above certain thresholds, incur indebtedness; to make capital expenditures, acquisitions, investments, stock redemptions and dispositions of assets; and to pay dividends. The Revolver also requires the Company to maintain certain financial covenants. At August 3, 1996, the Company was in compliance with all covenants of the Note and the Revolver.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

  Prior to the Acquisition, the Predecessor Companies' operations were funded primarily by Melville (see Note 12).

8. INCOME TAXES:

  The income tax provision (benefit) is comprised of the following (in thousands):

                                                                       PERIOD
                                                                        FROM
                                   PREDECESSOR COMPANIES      FIVE    INCEPTION
                                  ------------------------   MONTHS   (MAY 26,
                                  YEARS ENDED DECEMBER 31    ENDED    1996) TO
                                  ------------------------  MAY 25,   AUGUST 3,
                                   1993   1994      1995      1996      1996
                                  ------ -------  --------  --------  ---------
      Current:
        Federal.................. $5,333 $(2,869) $  1,137  $(11,731)  $(4,705)
        State....................    981  (1,286)      608       --        149
      Deferred...................    724   1,046   (11,845)    5,128       --
                                  ------ -------  --------  --------   -------
          Total.................. $7,038 $(3,109) $(10,100) $ (6,603)  $(4,556)
                                  ====== =======  ========  ========   =======

  Reconciliations of the U.S. statutory income tax rate to the effective tax rate are as follows:

                                         PREDECESSOR                   PERIOD
                                          COMPANIES                     FROM
                                       -------------------    FIVE    INCEPTION
                                         YEARS ENDED         MONTHS   (MAY 26,
                                         DECEMBER 31          ENDED   1996) TO
                                       -------------------   MAY 25,  AUGUST 3,
                                       1993  1994    1995     1996      1996
                                       ----  -----   -----   -------  ---------
      Tax rate provision (benefit):
        Tax provision (benefit) at
         statutory rate............... 35.0% (35.0)% (35.0)%  (35.0)%   (35.0)%
        Goodwill amortization......... 13.4   19.8    29.4      --        --
        State income taxes, net of
         Federal tax effect...........  9.3   (5.0)     --     (2.3)     (5.0)
        Other, net....................  0.5    0.4     0.1      0.1       4.0
                                       ----  -----   -----    -----     -----
          Effective tax rate.......... 58.2% (19.8)%  (5.5)%  (37.2)%   (36.0)%
                                       ====  =====   =====    =====     =====

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax asset and liability were as follows (in thousands):

                                                       PREDECESSOR
                                                        COMPANIES
                                                     ----------------
                                                       DECEMBER 31
                                                     ----------------  AUGUST 3,
                                                      1994     1995      1996
                                                     -------  -------  ---------
      Deferred tax asset:
        Inventories................................. $ 2,545  $   327   $   --
        Property and equipment......................     687   11,835     2,004
        Accrued liabilities.........................   3,785    4,501     4,616
        Net operating loss carryforwards............   1,678    1,678     4,148
        Other.......................................     --       241       --
                                                     -------  -------   -------
                                                       8,695   18,582    10,768
        Less--Valuation allowance...................  (1,678)  (1,678)      --
                                                     -------  -------   -------
          Total.....................................   7,017   16,904    10,768
                                                     -------  -------   -------
      Deferred tax liability:
        Layaway and sales return reserve............   1,121      --        934
        Inventories.................................     --       --      7,486
        Other.......................................     225      --         75
                                                     -------  -------   -------
          Total.....................................   1,346      --      8,495
                                                     -------  -------   -------
          Net deferred tax asset.................... $ 5,671  $16,904   $ 2,273
                                                     =======  =======   =======

  As of December 31, 1995, the Predecessor Companies had a Federal net operating loss carryforward of $4.8 million expiring in the year 2002 which was available to offset future taxable income in the retail subsidiaries that generated the loss. A valuation allowance was provided for the full amount of the deferred tax benefit related to this carryforward.

  No valuation allowance was provided by the Company as it anticipates it will be able to utilize the benefits of the net deferred tax asset during future periods.

9. CAPITAL STOCK:

 Common Stock

  All shares of common stock, regardless of class, will automatically be converted into an equal number of shares of common stock of a single class without class designation (the Conversion) without any action by any holder thereof immediately upon the occurrence of the closing of the first public offering by the Company of shares of common stock of the Company registered under the Securities Act. After the Conversion, such shares of common stock will have equal rights in all respects, including the right to one vote per share of common stock for all matters submitted to holders of common stock for a vote.

  Holders of the Class A common stock and Class B common stock (including holders of the Restricted Stock--as defined below) and all other common stock (other than Class C common stock) will have one vote on all matters submitted to shareholders for each share outstanding in the name of such holder on the books of the Company. Except as required by law, the Class C common stock will have no voting rights. Subject to the rights of the holders of outstanding classes of preferred stock and the Note, each share of common stock (including holders of the Restricted Stock) will be entitled to share in dividends (when and if such dividends are declared and paid) and liquidation distributions ratably with all other shares of common stock then outstanding.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

  As long as shares of Class B common stock are outstanding, (i) the Board of Directors (the Board) will consist of not more than five members, (ii) the holders of the Class B common stock, exclusively and voting as a single class, will be entitled by a vote of a majority of the outstanding shares of Class B common stock, to elect two directors to the Board (requirement is eliminated upon the Company's completion of a $20 million or greater initial public offering), and (iii) the holders of the Class A common stock, Class B common stock and all other common stock (except Class C common stock), exclusively and voting as a single class without regard to whether such common stock is Class A common stock, Class B common stock or any other common stock (except Class C common stock) will be entitled, by a vote of a majority of the sum of the outstanding shares of Class A common stock, Class B common stock and all other common stock (except Class C common stock) held by such holders, to elect three of the directors to the Board.

  All shares of Class C common stock will automatically be converted into an equal number of shares of Class B common stock without any action by any holder thereof at such time as the number of shares of Class A common stock over which selected shareholders shall, directly or indirectly as partners in a partnership or a limited partnership or otherwise, have the power to vote be reduced to less than 4,275,000 (appropriately adjusted to reflect stock splits, dividends or combinations, reorganizations, consolidations and similar changes hereafter effected).

  In conjunction with the Acquisition, certain members of management of the Company purchased 1,080,000 shares of common stock with restrictions (the Restricted Stock) at $.60 per share under a restricted stock agreement (the Restricted Stock Agreement). The Restricted Stock vests over a five-year performance period based on the Company achieving certain performance targets, the paydown of the Note (see Note 7) or the occurrence of other defined events, pursuant to the Restricted Stock Agreement. No shares were vested at August 3, 1996.

 Preferred Stock

  The Series A preferred stock (Series A Preferred) will not have voting rights, except as required by law or as set forth below. Without the affirmative vote of the holders of at least a majority of the shares of Series A Preferred at the time outstanding, the Company is generally prohibited from
(i) issuing additional shares of preferred stock on parity with or superior to the Series A Preferred, (ii) declaring or paying dividends or making any other distribution on any shares of capital stock of the Company at any time created and issued ranking junior to the Series A Preferred, or (iii) amending the Articles of Incorporation of the Company so as to materially alter any existing provision relating to the terms of the Series A Preferred or waive any of the rights granted to the holders of the Series A Preferred by the Articles of Incorporation of the Company or otherwise alter the rights or preferences of the Series A Preferred.

  After the repayment in full of the Note plus accrued interest thereon (the date of which such repayment is made being hereinafter referred to as the Note Repayment Date), the Series A Preferred will be entitled to receive, when and as duly declared by the Board in the manner provided in the Articles of Incorporation, cash dividends at the annual rate of $80 per share (appropriately adjusted to reflect stock splits, dividends or combinations, reorganizations, consolidations and similar changes hereafter effected) from the date of issuance of such Series A Preferred, which dividends will be cumulative (whether or not there shall be funds of the Company legally available for the payment of such dividends) and will accrue (whether or not earned or declared) from the date of issuance of such shares of Series A Preferred, and, to the extent accrued and unpaid as of May 31 of any year, will be payable before any dividends on any shares of common stock shall be declared or paid or set apart for payment during the 12 months following such May 31.

  In the event of an involuntary or voluntary liquidation or dissolution of the Company at any time, the holders of shares of Series A Preferred will be entitled to receive out of the assets of the Company an amount equal to $1,000 per share (appropriately adjusted to reflect stock splits, dividends or combinations, reorganizations, consolidations and similar changes hereafter effected), plus all per-share dividends unpaid and accumulated or accrued thereon (whether or not earned or declared) to the date of such distribution.

 Warrants

  As part of the Acquisition, the Company issued to Melville a warrant to purchase 1,350,000 Class A shares at an exercise price of $.60 per share (the Melville Warrant). The Melville Warrant is immediately exercisable and remains exercisable until the tenth anniversary of the date of grant.

  The Company also issued to Melville a warrant to purchase 1,080,000 Class A shares at an exercise price of $.60 per share (the Manager Warrant). The number of shares subject to the Manager Warrant will be reduced by an amount equal to the number of shares of Restricted Stock that vest over a five-year period, pursuant to the terms of the Restricted Stock Agreement. To the extent any shares of the Restricted Stock have not vested after the fifth year, the Manager Warrant becomes exercisable for such number of unvested shares.

10. STOCK OPTIONS:

  During May 1996, Wilsons adopted the 1996 Stock Option Plan (the Plan), pursuant to which options to acquire an aggregate of 1,000,000 shares of the Company's common stock may be granted. The Plan is administered by a stock option committee which has the discretion to determine the number and purchase price of shares subject to stock options, the term of each option, and the time or times during its term when the option becomes exercisable. During June 1996, 195,480 options, which vest in equal installments over three years, were granted at an exercise price of $4.44 per share.

11. EMPLOYEE BENEFIT PLANS:

 401(k) Profit Sharing Plan

  The Company has a defined contribution 401(k) profit sharing plan (the 401(k) Plan) for eligible employees which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Employees are entitled to make tax-deferred contributions of up to 15% of their eligible compensation (10% for those employees whose compensation in the previous year exceeded $55,000). For employees who have worked less than three years, the Company will match 25% of contributions, up to a maximum of 4% of the employee's eligible compensation. For employees who have worked more than three years, the Company will match 50% of contributions up to a maximum of 4% of the employee's eligible compensation. The Company may also, at its discretion, make a profit sharing contribution to the 401(k) Plan for each plan year. The Company's contributions vest after five years of service, or at age 65 regardless of service, or upon the death of the employee.

  The Predecessor Companies' contributions to the 401(k) Plan were $0.7 million, $0.6 million, $0.6 million, $0.3 million, $1.0 million and $0.1 million for the years ended December 31, 1993, 1994 and 1995, for the five months ended May 27, 1995 and May 25, 1996, and for the period from inception (May 26, 1996) to August 3, 1996, respectively.

 Employee Stock Ownership Plan

  The Predecessor Companies' employees participated in Melville's Employee Stock Ownership Plan (ESOP). The ESOP was a defined contribution plan for all employees meeting certain eligibility requirements. The Company elected not to provide for a similar plan for its employees after the Acquisition.

  Compensation expense of $2.1 million, $1.4 million, $2.0 million, $0.1 million and $0.2 million was recognized during the years ended December 31, 1993, 1994 and 1995, and for the five months ended May 27, 1995 and May 25, 1996.

12. TRANSACTIONS WITH MELVILLE:

  The Predecessor Companies' operations were funded primarily by Melville. Under an agreement with Melville, the Predecessor Companies received cash necessary to fund their daily operations. The Predecessor Companies were dependent on Melville to provide a significant portion of their working capital financing. The weighted average interest rate on borrowings from Melville for the years ended December 31, 1993, 1994 and 1995, and the five months ended May 27, 1995 and May 25, 1996, was 3.3%, 4.7%, 6.4%, 5.6% and
5.8%, respectively. Prior to the Acquisition, in anticipation of the sale, Melville contributed $124 million to the Predecessor Companies, which was reflected as a capital contribution in the accompanying consolidated financial statements.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

  Melville allocated administrative expenses and employee benefits to the Predecessor Companies. Allocations were based on the Predecessor Companies' ratable share of expense paid by Melville on behalf of the Predecessor Companies for combined programs. The total costs allocated to the Predecessor Companies for the years ended December 31, 1993, 1994 and 1995, and for the five months ended May 27, 1995 and May 25, 1996 were $1.3 million, $1.3 million, $1.5 million, $0.6 million and $0.5 million, respectively, and are included in selling, general and administrative expenses.

  Melville Realty Company, Inc., a subsidiary of Melville, guaranteed the payment of the lease obligations of certain stores operated by the Predecessor Companies and charged a fee for that service. These fees are included in selling, general and administrative expenses and amounted to $0.6 million, $0.7 million, $0.7 million, $0.3 million and $0.3 million for the years ended December 31, 1993, 1994 and 1995 and for the five months ended May 27, 1995 and May 25, 1996, respectively.

13. COMMITMENTS AND CONTINGENCIES:

 Leases

  The Company has noncancelable operating leases, primarily for retail stores, which expire through 2007. A limited number of the leases contain renewal options for periods ranging from four to six years. These leases generally require the Company to pay costs, such as real estate taxes, common area maintenance costs and contingent rentals, based on sales. Net rental expense for all operating leases was as follows (in thousands):

                                    PREDECESSOR COMPANIES
                         --------------------------------------------
                                                                        PERIOD FROM
                         YEARS ENDED DECEMBER 31   FIVE MONTHS ENDED     INCEPTION
                         -----------------------  -------------------  (MAY 26, 1996)
                                                    MAY 27,   MAY 25,  TO AUGUST 3,
                          1993    1994    1995       1995      1996        1996
                         ------- ------- -------  ----------- -------  -------------
                                                  (UNAUDITED)
Minimum rentals......... $38,724 $43,268 $42,894    $17,436   $14,917     $5,995
Contingent rentals......   1,893   1,368   1,092        353       449        154
                         ------- ------- -------    -------   -------     ------
                          40,617  44,636  43,986     17,789    15,366      6,149
Less--Sublease rentals..     --      --      (18)       --       (122)       (49)
                         ------- ------- -------    -------   -------     ------
    Total............... $40,617 $44,636 $43,968    $17,789   $15,244     $6,100
                         ======= ======= =======    =======   =======     ======

  As of August 3, 1996, the future rental payments due under operating leases and future minimum sublease rental income, excluding lease obligations, for closed stores were as follows (in thousands):

      Fiscal years ending:
        1997.......................................................... $ 31,867
        1998..........................................................   28,823
        1999..........................................................   25,210
        2000..........................................................   21,999
        2001..........................................................   17,906
      Thereafter......................................................   36,249
                                                                       --------
          Total....................................................... $162,054
                                                                       ========
      Total future minimum sublease rental income..................... $  3,852
                                                                       ========

  As of August 3, 1996, a significant number of the existing lease obligations continue to be guaranteed by Melville. Any leases entered into subsequent to the Acquisition will no longer be guaranteed by Melville.

               WILSONS THE LEATHER EXPERTS INC. AND SUBSIDIARIES

 Litigation

  The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

  Pursuant to the sale agreement, Melville has agreed to indemnify the Company for certain claims. For certain other claims, Melville's indemnification liability is limited to claims in the aggregate which exceed $1.2 million but not to exceed $12 million.

 Guarantees

  As of August 3, 1996, the Company had outstanding letters of credit of approximately $60.9 million which were primarily used to guarantee purchase orders with foreign vendors.

 Purchase Commitments

  The Company has a contingent liability with respect to an unconditional contractual obligation for the purchase of supplies. The Company had a commitment to purchase $0.1 million of these supplies on an as-needed basis as of August 3, 1996. Total payments under the agreement, which was entered into in 1994, were $1.8 million, $1.6 million, $0.5 million and $0.1 million for the years ended December 31, 1994 and 1995, for the five months ended May 25, 1996, and for the period from inception (May 26, 1996) to August 3, 1996, respectively.

14. PROPOSED PUBLIC OFFERING:

  On October 11, 1996, the Company declared a .9-for-1 reverse split of common stock which has been retroactively reflected in the accompanying consolidated financial statements as if the split had occurred as of inception (May 26, 1996).

  The Company intends to file with the Securities and Exchange Commission a Form S-1 Registration Statement regarding the proposed sale of 3,000,000 shares of common stock (excluding the underwriters' overallotment option to purchase an additional 450,000 shares of common stock). The proceeds from the offering will be used to repay any outstanding borrowings on the Revolver. There can be no assurance that the Company will complete this proposed public offering.

                                [COLOR PICTURES]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE IN-FORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Acquisition...........................................................   11
Pro Forma Unaudited Consolidated Statements of Operations.................   12
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Dilution..................................................................   16
Capitalization............................................................   17
Selected Historical and Pro Forma Consolidated Financial Data.............   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   28
Management................................................................   40
Certain Transactions......................................................   44
Security Ownership of Certain Beneficial Owners and Management............   49
Description of Capital Stock..............................................   50
Shares Eligible for Future Sale...........................................   53
Underwriting..............................................................   55
Legal Matters.............................................................   56
Experts...................................................................   56
Additional Information....................................................   56
Index to Consolidated Financial Statements................................  F-1

                                ---------------

 UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-
ERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES

                [LOGO OF WILSONS LEATHER EXPERTS APPEARS HERE]

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                            OPPENHEIMER & CO., INC.

                        LADENBURG, THALMANN & CO. INC.

                              PIPER JAFFRAY INC.

                                          , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Expenses in connection with the issuance and distribution of the shares of Common Stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

      SEC registration fee............................................ $ 16,656
      NASD filing fee.................................................    5,330
      Nasdaq listing fee..............................................   44,125
      Legal fees and expenses.........................................  290,000
      Accounting fees and expenses....................................  150,000
      Blue Sky fees and expenses......................................   25,000
      Printing expenses...............................................  100,000
      Transfer agent fees and expenses................................   15,000
      Miscellaneous expenses..........................................   23,889
                                                                       --------
          Total....................................................... $670,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Article V of the Company's By-laws, the Company indemnifies its directors and officers to the extent permitted by Minnesota Statutes Section 302A.521. Section 302A.521 requires the Company to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Company, or in the case of performance by a director, officer, employee or agent of the Company as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3 requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act, and is therefore unenforceable.

  Under the terms of the form of Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Act, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Company has sold the following securities pursuant to exemptions from registration under the Act. All such sales were made in reliance upon the exemptions from registration provided under Section 4(2) of the Act for transactions not involving a public offering or pursuant to Rule 701 under the Act for securities sold pursuant to certain compensatory benefit plans and contracts relating to compensation, and related state securities laws. Unless otherwise stated, all shares were issued directly by the Company, no underwriters were involved and, except as otherwise noted below, no discount, commission or other transaction-related remuneration was paid. Share figures have been adjusted for the 0.9-for-1 reverse stock split that was effective on October 11, 1996.

  1. On May 25, 1996, the Company issued 4,320,000 shares of its Class A Common Stock to Melville Corporation, valued at $2.6 million or $.60 per share, as partial consideration for the Acquisition.

  2. On May 25, 1996, the Company sold an aggregate of 2,925,000 shares of its Class B Common Stock, of which 1,080,000 shares are Restricted Stock, to Company employees for $1,755,000 or $.60 per share.

  3. On May 25, 1996, the Company sold an aggregate of 405,000 shares of its Class C Common Stock to Company employees for $243,000 or $.60 per share.

  4. On May 25, 1996, the Company issued 7,405 shares of its Series A Preferred Stock to Melville Corporation, valued at $7.4 million or $1,000 per share, as partial consideration for the Acquisition.

  5. On May 25, 1996, the Company issued a warrant to purchase 1,350,000 shares of its Class A Common Stock at a price per share of $.60 (with both number of shares and price per share subject to periodic adjustment) to Melville Corporation, as partial consideration for the Acquisition.

  6. On May 25, 1996, the Company issued a warrant to purchase 1,080,000 shares of its Class A Common Stock at a price per share of $.60 (with both number of shares and price per share subject to periodic adjustment) to Melville Corporation, as partial consideration for the Acquisition.

  7. On June 26, 1996, the Company issued options to purchase an aggregate of 184,680 shares of Class C Common Stock at an exercise price of $4.44 per share to 74 Company employees.

  8. On June 26, 1996, the Company issued an option to purchase 10,800 shares of Class C Common Stock at an exercise price of $4.44 per share to Thomas J. Brosig, a director of the Company.

  9. On October 10, 1996, the Company issued an option to purchase 4,500 shares of Class C Common Stock at an exercise price of $4.44 per share to an employee of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

      EXHIBIT
        NO.                           DESCRIPTION
      -------                         -----------
      1.1      *Form of Underwriting Agreement.
      2.1      Sale Agreement dated as of May 24, 1996 by and among Mel-
               ville Corporation, Wilsons Center, Inc., and Wilsons The
               Leather Experts Inc.
      3.1      Amended Articles of Incorporation of the Registrant dated
               May 24, 1996.
      3.2      *Amended Articles of Incorporation of the Registrant,
               adopted subject to completion of the Offering.
      3.3      By-laws of the Registrant.
      3.4      *Amended By-laws of the Registrant, adopted subject to
               completion of the Offering.

      EXHIBIT
        NO.                            DESCRIPTION
      -------                          -----------
      4.1      *Specimen of Common Stock certificate.
      4.2      Warrant No. 1 issued to Melville Corporation for the Pur-
               chase of 1,350,000 shares of Common Stock of Wilsons The
               Leather Experts Inc., dated May 25, 1996.
      4.3      Warrant No. 2 issued to Melville Corporation for the Pur-
               chase of 1,080,000 shares of Common Stock of Wilsons The
               Leather Experts Inc., dated May 25, 1996.
      4.4      *Form of Underwriter Warrants.
      4.5      Shareholder Agreement dated as of May 25, 1996 among
               Leather Investors Limited Partnership I, Leather Investors
               Limited Partnership II, the Other Investors Named on the
               Signature Pages thereto and Wilsons The Leather Experts
               Inc.
      4.6      Amendment to the Shareholder Agreement among Leather In-
               vestors Limited Partnership I, Leather Investors Limited
               Partnership II, the Other Investors Named on the Signature
               Pages thereto and Wilsons The Leather Experts Inc.
      4.7      Restricted Stock Agreement dated as of May 25, 1996, by
               and among Wilsons The Leather Experts Inc. and the Indi-
               viduals Named on the Signature Pages thereto.
      4.8      Registration Rights Agreement dated as of May 25, 1996, by and among Melville Corporation, Wilsons The Leather Ex-
               perts Inc., the Managers Listed on the Signature Pages
               thereto, Leather Investors Limited Partnership I and the
               Partners Listed on the Signature Pages thereto.
      5.1      *Opinion of Faegre & Benson LLP.
     10.1      Wilsons The Leather Experts Inc. 1996 Stock Option Plan.
     10.2      Wilsons The Leather Experts Inc. Executive and Key Manage-
               ment Incentive Plan.
     10.3      Wilsons The Leather Experts Inc. 401(k) Plan.
     10.4      Employment Agreement dated as of May 25, 1996 between
               Wilsons The Leather Experts Inc. and Joel N. Waller.
     10.5      Employment Agreement dated as of May 25, 1996 between
               Wilsons The Leather Experts Inc. and David L. Rogers.
     10.6      Credit Agreement dated as of May 25, 1996 among Wilsons
               Leather Holdings Inc., as Borrower, the Lenders signatory
               thereto from time to time, as Lenders, and General Elec-
               tric Capital Corporation, as Agent, Lender and Swing Line
               Lender.
     10.7      Security Agreement dated as of May 25, 1996 by Wilsons
               Leather Holdings Inc. and the other grantors listed on the signature pages thereto, in favor of General Electric Cap-
               ital Corporation, in its capacity as Agent for Lenders.
     10.8      Security Agreement dated as of May 25, 1996 by Wilsons
               Leather Holdings Inc. and the other grantors listed on the signature pages thereto, in favor of Melville Corporation.
     10.9      Subordinated Promissory Note dated May 25, 1996.
     11.1      Computation of per share loss.
     21.1      Subsidiaries of the Registrant.
     23.1      Consent of Arthur Andersen LLP.
     23.2      Consent of KPMG Peat Marwick LLP.
     23.3      Consent of Faegre & Benson LLP (to be included in Exhibit
               No. 5.1 to the Registration Statement).
     24.1      Powers of Attorney.
     27.1      Financial Data Schedule.

--------
*  To be filed by Amendment.

Share figures above have been adjusted for the 0.9-for-1 reverse stock split that was effective on October 11, 1996.

  (B) FINANCIAL STATEMENT SCHEDULES

  None required.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions summarized in Item 14 above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

  The undersigned Company hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company under Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA, ON OCTOBER 11, 1996.

                                          Wilsons The Leather Experts Inc.

                                                *
                                          By __________________________________
                                            Joel N. Waller
                                            Chairman and Chief Executive
                                            Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON OCTOBER 11, 1996.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


                    *                       Chairman of the Board of Directors and
___________________________________________   Chief Executive Officer (Principal
                                                                              Joel N. Waller                 Executive Officer)



           /s/ Douglas J. Treff             Vice President, Finance and Chief Financial
___________________________________________   Officer (Principal Financial and
             Douglas J. Treff                 Accounting Officer)


            Lyle Berman
            Thomas J. Brosig
            Morris Goldfarb                  Board of Directors*
            David L. Rogers
            Joel N. Waller

--------
  * Douglas J. Treff, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Company pursuant to powers of attorney duly executed by such persons.

                                                /s/ Douglas J. Treff
                                          By __________________________________
                                            Douglas J. Treff, Attorney-in-fact

                                                        REGISTRATION NO. 33-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    EXHIBITS
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                        WILSONS THE LEATHER EXPERTS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

      EXHIBIT
        NO.                           DESCRIPTION                          PAGE
      -------                         -----------                          ----
      1.1      *Form of Underwriting Agreement.
      2.1      Sale Agreement dated as of May 24, 1996 by and among Mel-
               ville Corporation, Wilsons Center, Inc., and Wilsons The
               Leather Experts Inc......................................
      3.1      Amended Articles of Incorporation of the Registrant dated
               May 24, 1996.............................................
      3.2      *Amended Articles of Incorporation of the Registrant,
               adopted subject to completion of the Offering.
      3.3      By-laws of the Registrant................................
      3.4      *Amended By-laws of the Registrant, adopted subject to
               completion of the Offering.
      4.1      *Specimen of Common Stock certificate.
      4.2      Warrant No. 1 issued to Melville Corporation for the Pur-
               chase of 1,350,000 shares of Common Stock of Wilsons The
               Leather Experts Inc., dated May 25, 1996.................
      4.3      Warrant No. 2 issued to Melville Corporation for the Pur-
               chase of 1,080,000 shares of Common Stock of Wilsons The
               Leather Experts Inc., dated May 25, 1996.................
      4.4      *Form of Underwriter Warrants.
      4.5      Shareholder Agreement dated as of May 25, 1996 among
               Leather Investors Limited Partnership I, Leather Invest-
               ors Limited Partnership II, the Other Investors Named on
               the Signature Pages thereto and Wilsons The Leather Ex-
               perts Inc................................................
      4.6      Amendment to the Shareholder Agreement among Leather In-
               vestors Limited Partnership I, Leather Investors Limited
               Partnership II, the Other Investors Named on the Signa-
               ture Pages thereto and Wilsons The Leather Experts Inc...
      4.7      Restricted Stock Agreement dated as of May 25, 1996, by
               and among Wilsons The Leather Experts Inc. and the Indi-
               viduals Named on the Signature Pages thereto.............
      4.8      Registration Rights Agreement dated as of May 25, 1996,
               by and among Melville Corporation, Wilsons The Leather
               Experts Inc., the Managers Listed on the Signature Pages
               thereto, Leather Investors Limited Partnership I and the
               Partners Listed on the Signature Pages thereto...........
      5.1      *Opinion of Faegre & Benson LLP.
     10.1      Wilsons The Leather Experts Inc. 1996 Stock Option Plan..
     10.2      Wilsons The Leather Experts Inc. Executive and Key Man-
               agement Incentive Plan...................................
     10.3      Wilsons The Leather Experts Inc. 401(k) Plan.............
     10.4      Employment Agreement dated as of May 25, 1996 between
               Wilsons The Leather Experts Inc. and Joel N. Waller......
     10.5      Employment Agreement dated as of May 25, 1996 between
               Wilsons The Leather Experts Inc. and David L. Rogers.....
     10.6      Credit Agreement dated as of May 25, 1996 among Wilsons
               Leather Holdings Inc., as Borrower, the Lenders signatory
               thereto from time to time, as Lenders, and General Elec-
               tric Capital Corporation, as Agent, Lender and Swing Line
               Lender...................................................
     10.7      Security Agreement dated as of May 25, 1996 by Wilsons
               Leather Holdings Inc. and the other grantors listed on
               the signature pages thereto, in favor of General Electric
               Capital Corporation, in its capacity as Agent for Lend-
               ers......................................................

      EXHIBIT
        NO.                           DESCRIPTION                          PAGE
      -------                         -----------                          ----
     10.8      Security Agreement dated as of May 25, 1996 by Wilsons
               Leather Holdings Inc. and the other grantors listed on
               the signature pages thereto, in favor of Melville
               Corporation..............................................
     10.9      Subordinated Promissory Note dated May 25, 1996..........
     11.1      Computation of per share loss............................
     21.1      Subsidiaries of the Registrant...........................
     23.1      Consent of Arthur Andersen LLP...........................
     23.2      Consent of KPMG Peat Marwick LLP.........................
     23.3      Consent of Faegre & Benson LLP (to be included in Exhibit
               No. 5.1 to the Registration Statement).
     24.1      Powers of Attorney.......................................
     27.1      Financial Data Schedule..................................

--------
  *To be filed by Amendment.

   Share figures above have been adjusted for the 0.9-for-1 reverse stock split that was effective on October 11, 1996.